04007161

FEB 4 2004

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
FEB 05 2004
THOMSON
FINANCIAL

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for February 4, 2004
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-100818
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 4, 2004.

GS MORTGAGE SECURITIES CORP.

By: ______________________
Name: Dan Sparks
Title: Director

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COLLATERAL TERM SHEETS ARE BEING FILED IN PAPER.

COLLATERAL TERM SHEETS

for

GS MORTGAGE SECURITIES CORP.

Mortgage Pass-Through Certificates, Fremont Series 2004-A

$610,654,000
(Approximate)
Fremont 2004-A
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates

Overview of the Offered Certificates(6)

Certificates	Approximate Initial Principal Balance (5)	Certificate Type	Primary Collateral Group	Credit Support	Initial Pass-Through Rate (2)	Average Life (yrs)(3)	Principal Payment Window (3)(4)	Moody's/S&P Ratings
A-1B	$23,862,000	Sr/Mez	Group I (1)	20.55%	LIBOR +[%]	2.51	03/04 - 07/10	Aaa/AAA
A-2	$238,176,000	Sr	Group II (1)	20.55%	LIBOR +[%]	2.49	03/04 - 07/10	Aaa/AAA
A-3	$191,015,000	Sr	Group III (1)	20.55%	LIBOR +[%]	2.49	03/04 - 07/10	Aaa/AAA
M-1	$58,837,000	Mez	All Groups	13.55%	LIBOR +[%]	4.60	06/07 - 07/10	Aa2/AA
M-2	$48,331,000	Mez	All Groups	7.80%	LIBOR +[%]	4.55	04/07 - 07/10	A2/A
M-3	$14,710,000	Mez	All Groups	6.05%	LIBOR +[%]	4.53	04/07 - 07/10	A3/A-
B-1	$14,709,000	Sub	All Groups	4.30%	LIBOR +[%]	4.52	03/07 - 07/10	Baa1/BBB+
B-2	$10,507,000	Sub	All Groups	3.05%	LIBOR +[%]	4.51	03/07 - 07/10	Baa2/BBB
B-3	$10,507,000	Sub	All Groups	1.80%	LIBOR +[%]	4.47	03/07 - 07/10	Baa3/BBB-
Total	$610,654,000							

Not Offered Certificates

A-1A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1) Each class of Class A Certificates is entitled to receive principal payments primarily from the primary collateral group indicated. Under certain circumstances, each class of Class A Certificates may receive principal payments from one or more of the other collateral groups.
(2) *See the Coupons of the Offered Certificates section of this Term Sheet for more information on the Pass-Through Rates of the Offered Certificates.*
(3) Assuming payment based on the pricing speeds outlined in "Key Terms – Pricing Prepayment Assumption" and to a 10% Clean-up Call on the Certificates.
(4) The Stated Final Maturity Date for the Certificates is the Distribution Date in February 2034.
(5) The initial aggregate principal balance of the Offered Certificates will be subject to an upward or downward variance of no more than approximately 5%.
(6) The principal balance of the Offered Certificates is calculated using the scheduled principal balance of the Mortgage Loans as of the Statistical Calculation Date.

Selected Mortgage Pool Data (7)

	Group I		Group II		Group III		Aggregate
	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	
Scheduled Principal Balance:	$243,716,620	$56,621,157	$258,520,627	$41,260,372	$204,391,077	$36,030,270	$840,540,122
Number of Mortgage Loans:	1,367	328	1,624	270	595	97	4,281
Avg. Scheduled Principal Balance:	$178,286	$172,625	$159,188	$152,816	$343,514	$371,446	$196,342
Wtd. Avg. Gross Coupon:	7.646%	7.555%	7.760%	7.729%	7.523%	7.328%	7.635%
Wtd. Avg. Net Coupon(8):	7.134%	7.043%	7.248%	7.217%	7.011%	6.816%	7.123%
Wtd. Avg. FICO Score:	610	603	600	610	617	628	609
Wtd. Avg. Original LTV Ratio:	85.22%	77.20%	80.92%	77.18%	83.70%	80.09%	82.37%
Wtd. Avg. Std. Remaining Term (Mo.):	359	349	359	348	359	353	357
Wtd. Avg. Seasoning (Mo.):	1	1	1	1	1	1	1
Wtd. Avg. Months to Roll(9):	23	N/A	23	N/A	23	N/A	23
Wtd. Avg. Gross Margin(9):	6.98%	N/A	6.94%	N/A	6.95%	N/A	6.96%
Wtd. Avg. Initial Rate Cap(9):	3.00%	N/A	3.00%	N/A	3.00%	N/A	3.00%
Wtd. Avg. Periodic Rate Cap(9):	1.50%	N/A	1.50%	N/A	1.50%	N/A	1.50%
Wtd. Avg. Gross Max. Lifetime Rate(9):	14.65%	N/A	14.76%	N/A	14.52%	N/A	14.65%

(7) All percentages calculated herein are percentages of scheduled principal balance unless otherwise noted.
(8) The Weighted Average Net Coupon is equivalent to the Weighted Average Gross Coupon less servicing fees and trustee fees.
(9) Represents the weighted average of the adjustable rate mortgage loans in the applicable loan group.

Features of the Transaction

- The mortgage loans in the transaction consist of subprime fixed and adjustable rate, first lien residential mortgage loans (the "Mortgage Loans") originated by Fremont Investment & Loan ("Fremont").
- Credit support for the Certificates will be provided through a senior/subordinate structure, initial overcollateralization of 1.80% and excess spread.
- This transaction will contain a 1-month LIBOR interest rate cap agreement (the "Group I Interest Rate Cap") available only to pay Basis Risk Carry Forward Amounts on the Class A-1A, A-1B, M-1, M-2, M-3, B-1, B-2 and B-3 Certificates in the manner described herein. The Group I Interest Rate Cap will have an initial notional amount of $300,337,777 (the initial Group I notional principal balance) and a term of 28 months. (See Appendix A for Group I Interest Rate Cap details).
- The transaction will be modeled on INTEX as "GSFMT04A" and on Bloomberg as "FHLT 2004-A".
- The Offered Certificates will be registered under a registration statement filed with the Securities and Exchange Commission.

Time Table

Expected Closing Date: February 20, 2004

Cut-off Date: February 1, 2004

Statistical Calculation Date: January 1, 2004

Expected Pricing Date: On or before February 12, 2004

First Distribution Date: March 25, 2004

Key Terms

LIBOR Certificates: The Offered Certificates and the Class A-1A Certificate

Offered Certificates: Class A-1B, A-2, A3, M-1, M-2, M-3, B-1, B-2 and B-3 Certificates

Class A Certificates: Class A-1A, A-1B, A-2 and A-3 Certificates

Class M Certificates: Class M-1, M-2 and M-3 Certificates

Class B Certificates: Class B-1, B-2 and B-3 Certificates

Depositor: GS Mortgage Securities Corp.

Servicer: Fremont Investment & Loan

Master Servicer and Trust Administrator: Wells Fargo Bank, National Association.

Trustee: HSBC Bank USA

Servicing Fee Rate: 50 bps

Master Servicing Fee Rate: 0.25 bps

Trust Administration Fee Rate: 1 bp

Interest Rate Cap Provider:	
Distribution Date:	25th day of the month or the following Business Day
Record Date:	For any Distribution Date, the last Business Day of the accrual period
Delay Days:	0 day delay on all LIBOR Certificates
Day Count:	Actual/360 basis
Due Period:	The period commencing on the second day of the calendar month preceding the month in which the Distribution Date occurs and ending on the first day of the calendar month in which Distribution Date occurs
Prepayment Period:	With respect to any Distribution Date and Principal Prepayment in full, the period from the sixteenth day of the calendar month preceding the month in which the related Distribution Date occurs to the fifteenth day of the month in which such Distribution Date occurs. With respect to any Distribution Date and Principal Prepayment in part, the calendar month prior to the month in which the related Distribution Date occurs
Interest Accrual Period:	The prior Distribution Date to the day prior to the current Distribution Date except for the initial accrual period for which interest will accrue from the Closing Date
Pricing Prepayment Assumption:	Adjustable Rate Mortgage Loans: 100% PPC where 100% PPC equals 4% CPR in month 1 and increasing to 35% CPR by month 24 (an approximate 1.3478% increase per month), and remaining at 35% CPR thereafter Fixed Rate Mortgage Loans: 115% PPC where 100% PPC equals 4% CPR in month 1 and increasing to 20% CPR by month 12 (an approximate 1.4545% increase per month), and remaining at 20% CPR thereafter
Mortgage Loans:	The trust will consist of three groups of subprime, fixed and adjustable rate, first lien residential mortgage loans
Group I Mortgage Loans:	Approximately $300,337,777 of Mortgage Loans with original principal balances that conform to the original principal balance limits for one- to four-family residential mortgage loan guidelines set by both Fannie Mae and Freddie Mac
Group II Mortgage Loans:	Approximately $299,780,998 of Mortgage Loans with original principal balances that conform to the original principal balance limits for one- to four-family residential mortgage loan guidelines set by both Fannie Mae and Freddie Mac
Group III Mortgage Loans:	Approximately $240,421,347 of Mortgage Loans with original principal balances that may or may not conform to the original principal balance limits for one- to four-family residential mortgage loan guidelines set by both Fannie Mae and Freddie Mac

Excess Spread:	The initial weighted average net coupon of the mortgage pool will be greater than the interest payments on the Certificates, resulting in excess cash flow calculated in the following manner:	
	Initial Gross WAC:	7.6355%
	Less Fees & Expenses[1]:	0.5125%
	Net WAC:	7.1230%
	Less Weighted Average Initial LIBOR Certificate Coupon (Approx.)[2]:	1.5533%
	Initial Excess Spread:	5.5697%

(1) Includes the master servicing fee, servicing fee and trust administration fee.
(2) Assumes 1-month LIBOR equal to 1.10% and a 30-day month.

Servicer Advancing: Yes as to principal and interest, subject to recoverability

Compensating Interest: The Servicer shall provide compensating interest equal to the lesser of (A) the aggregate of the Prepayment Interest Shortfalls for the related Distribution Date resulting solely from Principal Prepayments in full for any Mortgage Loan during the related Prepayment Period (net of any prepayment interest excess) and (B) the aggregate Servicing Fee for such Distribution Date.

Optional Clean-up Call: The transaction has a 10% optional clean-up call

Rating Agencies: Standard & Poor's Ratings Group and Moody's Investors Service, Inc.

Minimum Denomination: $25,000 with regard to each of the LIBOR Certificates

Legal Investment: It is anticipated that the Class A-1B, A-2, A-3, and M-1 Certificates will be SMMEA eligible

ERISA Eligible: Underwriter's exemption is expected to apply to all LIBOR Certificates. However, prospective purchasers should consult their own counsel

Tax Treatment: All LIBOR Certificates are expected to represent REMIC regular interests and, to a limited extent, interests in certain basis risk interest carryover payments pursuant to the payment priorities in the transaction, which interest in certain basis risk interest carryover payments will be treated for tax purposes as an interest rate cap contract

Prospectus: The Offered Certificates will be offered pursuant to a prospectus supplemented by a prospectus supplement (together, the "Prospectus"). Complete information with respect to the Offered Certificates and the collateral securing them will be contained in the Prospectus. The information herein is qualified in its entirety by the information appearing in the Prospectus. To the extent that the information herein is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus

PLEASE SEE "RISK FACTORS" IN THE PROSPECTUS FOR A DESCRIPTION OF INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE OFFERED CERTIFICATES

Structure of the LIBOR Certificates

Description of Principal and Interest Distributions

Principal will be paid as described under the definition of "Principal Distributions on the LIBOR Certificates". Prior to the Step-Down Date all principal collected or advanced on the Mortgage Loans will be paid to the LIBOR Certificates as described herein. On or after the Step-Down Date, so long as no Trigger Event is in effect, the LIBOR Certificates will be paid, in order of seniority, principal only to the extent necessary to maintain their credit enhancement target. Excess interest will be available to support the overcollateralization target (which is one component of the credit support available to the Certificateholders).

Interest will be paid monthly, on all of the LIBOR Certificates, at a rate of one month LIBOR plus a margin that will step up after the optional clean up call date, subject to the WAC Cap or the applicable loan group cap. The interest paid to each class will be reduced by prepayment interest shortfalls not covered by compensating interest and shortfalls resulting from the application of Servicemembers Civil Relief Act, as amended (or any similar state statute) allocated to such class. Any reductions in the Pass-Through Rate attributable to the WAC Cap or the applicable loan group cap will be carried forward with interest at the applicable Pass-Through Rate as described below and will be payable after payment of all required principal payments on such future Distribution Dates.

Definitions

Credit Enhancement. The LIBOR Certificates are credit enhanced by (1) the Net Monthly Excess Cash Flow from the Mortgage Loans, (2) 1.80% overcollateralization (funded upfront) (after the Step-down Date, so long as a Trigger Event is not in effect, the required overcollateralization will equal 3.60% of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, subject to a floor equal to 0.50% of the aggregate scheduled balance of the Mortgage Loans as of the Cut-off Date), and (3) subordination of distributions on the more subordinate classes of certificates to the required distributions on the more senior classes of certificates.

Credit Enhancement Percentage. For any Distribution Date, the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the subordinate certificates (including any overcollateralization and taking into account the distributions of the Principal Distribution Amount for such Distribution Date) by (y) the aggregate scheduled principal balance of the Mortgage Loans as of the last day of the related Due Period.

Step-Down Date. The earlier of (A) the date on which the principal balance of the Class A Certificates has been reduced to zero and (B) the later to occur of:

(x) the Distribution Date occurring in March 2007; and

(y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 41.10%.

Class	Initial Subordination Percentage	Step-Down Date Percentage
A	20.55%	41.10%
M-1	13.55%	27.10%
M-2	7.80%	15.60%
M-3	6.05%	12.10%
B-1	4.30%	8.60%
B-2	3.05%	6.10%
B-3	1.80%	3.60%

Trigger Event. A Trigger Event is in effect on any Distribution Date if (i) on that Distribution Date the 60 Day+ Rolling Average equals or exceeds 39.00% of the prior period's senior enhancement percentage (the 60 Day+ Rolling Average will equal the rolling 3 month average percentage of Mortgage Loans that are 60 or more days delinquent) or (ii) during such period, aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related prepayment period divided by the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date (the "Cumulative Realized Loss Percentage") exceeds the amounts set forth below:

Distribution Date	Cumulative Realized Loss Percentage:
March 2007 – February 2008	3.250% for the first month, plus an additional 1/12th of 1.750% for each month thereafter (e.g., approximately 3.396% in April 2007)
March 2008 – February 2009	5.000% for the first month, plus an additional 1/12th of 1.500% for each month thereafter (e.g., approximately 5.125% in April 2008)
March 2009 – February 2010	6.500% for the first month, plus an additional 1/12th of 1.000% for each month thereafter (e.g., approximately 6.583% in April 2009)
March 2010 and thereafter	7.500%

Step-Up Coupons. For all LIBOR Certificates the coupon will increase after the Optional Clean-up Call date is first exercisable, should the Optional Clean-up Call not be exercised. The margin for the Class A Certificates will increase to 2 times the margin at issuance and the margin for the Class M and the Class B Certificates will increase to 1.5 times the margin at issuance.

Class A-1A Pass-Through Rate. The Class A-1A Certificates will accrue interest at a variable rate equal to the least of (i) one-month LIBOR plus [%] ([%] after the first distribution date on which the Optional Clean-up Call is exercisable), (ii) the Loan Group I Cap, and (iii) the WAC Cap.

Class A-1B Pass-Through Rate. The Class A-1B Certificates will accrue interest at a variable rate equal to the least of (i) one-month LIBOR plus [%] ([%] after the first distribution date on which the Optional Clean-up Call is exercisable), (ii) the Loan Group I Cap, and (iii) the WAC Cap.

Class A-2 Pass-Through Rate. The Class A-2 Certificates will accrue interest at a variable rate equal to the least of (i) one-month LIBOR plus [%] ([%] after the first distribution date on which the Optional Clean-up Call is exercisable), (ii) the Loan Group II Cap, and (iii) the WAC Cap.

Class A-3 Pass-Through Rate. The Class A-3 Certificates will accrue interest at a variable rate equal to the least of (i) one-month LIBOR plus [%] ([%] after the first distribution date on which the Optional Clean-up Call is exercisable), (ii) the Loan Group III Cap, and (iii) the WAC Cap.

Class M-1 Pass-Through Rate. The Class M-1 Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus [%] ([%] after the first distribution date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

Class M-2 Pass-Through Rate. The Class M-2 Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus [%] ([%] after the first distribution date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

Class M-3 Pass-Through Rate. The Class M-3 Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus [%] ([%] after the first distribution date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

Class B-1 Pass-Through Rate. The Class B-1 Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus [%] ([%] after the first distribution date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

Class B-2 Pass-Through Rate. The Class B-2 Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus [%] ([%] after the first distribution date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

Class B-3 Pass-Through Rate. The Class B-3 Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus [%] ([%] after the first distribution date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

WAC Cap. As to any Distribution Date a per annum rate equal to the weighted average gross rate of the Mortgage Loans in effect on the beginning of the related Due Period less servicing fees and other fees (calculated on an actual/360 day count basis).

Loan Group I Cap. As to any Distribution Date, a per annum rate equal to the weighted average gross rate of the Group I Mortgage Loans in effect on the beginning of the related Due Period less servicing fees and other fees (calculated on an actual/360 day count basis).

Loan Group II Cap. As to any Distribution Date, a per annum rate equal to the weighted average gross rate of the Group II Mortgage Loans in effect on the beginning of the related Due Period less servicing fees and other fees (calculated on an actual/360 day count basis).

Loan Group III Cap. As to any Distribution Date, a per annum rate equal to the weighted average gross rate of the Group III Mortgage Loans in effect on the beginning of the related Due Period less servicing fees and other fees (calculated on an actual/360 day count basis).

Class A-1A Basis Risk Carry Forward Amount. As to any Distribution Date, the supplemental interest amount for the Class A-1A Certificates will equal the sum of: (i) the excess, if any, of interest that would otherwise be due on such class of certificates at the Class A-1A Pass-Through Rate (without regard to the Loan Group I Cap or WAC Cap) over interest due on such class of certificates at a rate equal to the lesser of the Loan Group I Cap or WAC Cap; (ii) any Class A-1A Basis Risk Carry Forward Amount remaining unpaid from prior Distribution Dates, and (iii) interest on the amount in clause (ii) at the related Class A-1A Pass-Through Rate (without regard to the Loan Group I Cap or WAC Cap).

Class A-1B Basis Risk Carry Forward Amount. As to any Distribution Date, the supplemental interest amount for the Class A-1B Certificates will equal the sum of: (i) the excess, if any, of interest that would otherwise be due on such class of certificates at the Class A-1B Pass-Through Rate (without regard to the Loan Group I Cap or WAC Cap) over interest due on such class of certificates at a rate equal to the lesser of the Loan Group I Cap or WAC Cap; (ii) any Class A-1B Basis Risk Carry Forward Amount remaining unpaid from prior Distribution Dates, and (iii) interest on the amount in clause (ii) at the related Class A-1B Pass-Through Rate (without regard to the Loan Group I Cap or WAC Cap).

Class A-2 Basis Risk Carry Forward Amount. As to any Distribution Date, the supplemental interest amount for the Class A-2 Certificates will equal the sum of: (i) the excess, if any, of interest that would otherwise be due on such class of certificates at the Class A-2 Pass-Through Rate (without regard to the Loan Group II Cap or WAC Cap) over interest due on such class of certificates at a rate equal to the lesser of the Loan Group II Cap or WAC Cap; (ii) any Class A-2 Basis Risk Carry Forward Amount remaining unpaid from prior Distribution Dates, and (iii) interest on the amount in clause (ii) at the related Class A-2 Pass-Through Rate (without regard to the Loan Group II Cap or WAC Cap).

Class A-3 Basis Risk Carry Forward Amount. As to any Distribution Date, the supplemental interest amount for the Class A-3 Certificates will equal the sum of: (i) the excess, if any, of interest that would otherwise be due on such class of certificates at the Class A-3 Pass-Through Rate (without regard to the Loan Group III Cap or WAC Cap) over interest due on such class of certificates at a rate equal to the lesser of the Loan Group III Cap or WAC Cap; (ii) any Class A-3 Basis Risk Carry Forward Amount remaining unpaid from prior Distribution Dates, and (iii) interest on the amount in clause (ii) at the related Class A-3 Pass-Through Rate (without regard to the Loan Group III Cap or WAC Cap).

Class M-1, M-2, M-3, B-1, B-2 and B-3 Basis Risk Carry Forward Amounts. As to any Distribution Date, the supplemental interest amount for each of the Class M-1, M-2, M-3, B-1, B-2 and B-3 Certificates will equal the sum of (i) the excess, if any, of interest that would otherwise be due on such class of certificates at such certificates' applicable Pass-Through Rate (without regard to the WAC Cap) over interest due on such class of certificates at a rate equal to the WAC Cap, (ii) any Basis Risk Carry Forward Amount for such class remaining unpaid for such certificate from prior Distribution Dates, and (iii) interest on the amount in clause (ii) at the certificates' applicable Pass-Through Rate (without regard to the WAC Cap).

Interest Distributions on the LIBOR Certificates. On each Distribution Date, interest distributions from the Interest Remittance Amount will be allocated as follows:

(i) Concurrently, (1) from Interest Remittance Amounts related to the Group I Mortgage Loans, *pro rata* (based on the accrued and unpaid interest distributable to the Class A-1A and A-1B Certificates) to the Class A-1A and A-1B Certificates, the related Accrued Certificate Interest and any unpaid Accrued Certificate Interest for the Class A-1A and Class A-1B Certificates from prior Distribution Dates, (2) from Interest Remittance Amounts related to the Group II Mortgage Loans, to the Class A-2 Certificates, the related Accrued Certificate Interest and any unpaid Accrued Certificate Interest for the Class A-2 Certificates from prior Distribution Dates and (3) from Interest Remittance Amounts related to the Group III Mortgage Loans, to the Class A-3 Certificates, the related Accrued Certificate Interest and any unpaid Accrued Certificate Interest for the Class A-3 Certificates from prior Distribution Dates; provided, that if the Interest Remittance Amount for any group of Mortgage Loans is insufficient to make the related payments set forth in clause (1), (2) or (3) above, any Interest Remittance Amount relating to another group of Mortgage Loans remaining after making the related payments set forth in clause (1), (2) or (3) above will be available to cover that shortfall;

(ii) to the Class M-1 Certificates, their Accrued Certificate Interest,

(iii) to the Class M-2 Certificates, their Accrued Certificate Interest,

(iv) to the Class M-3 Certificates, their Accrued Certificate Interest,

(v) to the Class B-1 Certificates, their Accrued Certificate Interest,

(vi) to the Class B-2 Certificates, their Accrued Certificate Interest, and

(vii) to the Class B-3 Certificates, their Accrued Certificate Interest.

Principal Distributions on the Certificates. On each Distribution Date (a) prior to the Step-down Date or (b) on which a Trigger Event is in effect, principal distributions from the Principal Distribution Amount will be allocated as follows:

(a) concurrently,

(i) to the Class A-1A and Class A-1B Certificates, *pro rata,* the Class A-1 Principal Allocation Percentage of the Principal Distribution Amount, until the Certificate Principal Balance of each Class has been reduced to zero,

(ii) to the Class A-2 Certificates, the Class A-2 Principal Allocation Percentage of the Principal Distribution Amount, until the Certificate Principal Balance of such Class has been reduced to zero,

(iii) to the Class A-3 Certificates, the Class A-3 Principal Allocation Percentage of the Principal Distribution Amount, until the Certificate Principal Balance of such Class has been reduced to zero,

(b) the portion of the available Principal Distribution Amount for all three loan groups remaining after making the distributions described above in paragraphs (i) (ii) and (iii) will be distributed in the following order of priority:

(i) to the Class M-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero,

(ii) to the Class M-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero,

(iii) to the Class M-3 Certificates, until the Certificate Principal Balance thereof has been reduced to zero,

(iv) to the Class B-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero,

(v) to the Class B-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, and

(vi) to the Class B-3 Certificates, until the Certificate Principal Balance thereof has been reduced to zero.

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the principal distributions from the Principal Distribution Amount will be allocated as follows:

(a) concurrently,

(i) to the Class A-1A and Class A-1B Certificates, *pro rata*, the Class A-1 Principal Distribution Amount until the Certificate Principal Balances of each Class has been reduced to zero,

(ii) to the Class A-2 Certificates, the Class A-2 Principal Distribution Amount until the Certificate Principal Balance of such Class has been reduced to zero,

(iii) to the Class A-3 Certificates, the Class A-3 Principal Distribution Amount until the Certificate Principal Balance of such Class has been reduced to zero,

(b) the portion of the available Principal Distribution Amount for all three loan groups remaining after making the distributions described above in paragraphs (i) (ii) and (iii) will be distributed in the following order of priority:

(i) to the Class M-1 Certificates, the lesser of the remaining Principal Distribution Amount and the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance of such Class has been reduced to zero,

(ii) to the Class M-2 Certificates, the lesser of the remaining Principal Distribution Amount and the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance of such Class has been reduced to zero,

(iii) to the Class M-3 Certificates, the lesser of the remaining Principal Distribution Amount and the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance of such Class has been reduced to zero,

(iv) to the Class B-1 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-1 Principal Distribution Amount, until the Certificate Principal Balance of such Class has been reduced to zero,

(v) to the Class B-2 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-2 Principal Distribution Amount, until the Certificate Principal Balance of such Class has been reduced to zero, and

(vi) to the Class B-3 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-3 Principal Distribution Amount, until the Certificate Principal Balance of such Class has been reduced to zero.

Class A Principal Allocation. All principal distributions to the Class A Certificates on any Distribution Date will be allocated between the Class A Certificates as described above, provided, however, that if the Certificate Principal Balance of any group of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the Class A Certificates on such Distribution Date and all subsequent Distribution Dates, will be distributed to the classes of the other groups of Class A Certificates remaining outstanding until the Certificate Principal Balance thereof have been reduced to zero. Any principal distributions allocated to the Class A-1A and Class A-1B Certificates are required to be distributed *pro rata* to the Class A-1A and Class A-1B Certificates, based upon their respective Certificate Principal Balances, until their Certificate Principal Balances have been reduced to zero. However, from and after the Distribution Date on which the aggregate Certificate Principal Balances of the Class M-1, M-2, M-3, B-1, B-2 and B-3 Certificates have been reduced to zero, any principal distributions allocated to the Class A Certificates are required to be allocated *pro rata* to the Class A Certificates, based on their respective Certificate Principal Balances.

Allocation of Net Monthly Excess Cashflow. For any Distribution Date, any Net Monthly Excess Cashflow shall be paid as follows:

(i) to the Class M-1 Certificates, their unpaid interest shortfall amount,

(ii) to the Class M-2 Certificates, their unpaid interest shortfall amount,

(iii) to the Class M-3 Certificates, their unpaid interest shortfall amount,

(iv) to the Class B-1 Certificates, their unpaid interest shortfall amount,

(v) to the Class B-2 Certificates, their unpaid interest shortfall amount,

(vi) to the Class B-3 Certificates, their unpaid interest shortfall amount,

(vii) concurrently, any Class A-1A Basis Risk Carry Forward Amount to the Class A-1A Certificates, any Class A-1B Basis Risk Carry Forward Amount to the Class A-1B Certificates, any Class A-2 Basis Risk Carry Forward Amount to the Class A-2 Certificates, any Class A-3 Basis Risk Carry Forward Amount to the Class A-3 Certificates, pro rata based upon the respective Basis Risk Carry Forward Amounts on the Class A Certificates,

(viii) sequentially, to Class M-1, M-2, M-3, B-1, B-2 and B-3 Certificates, in each case up to their respective unpaid remaining Basis Risk Carry Forward Amounts, and

(ix) also, from any available Group I Interest Rate Cap payments, first, (1) pro rata, to the Class A-1A and Class A-1B up to their respective unpaid remaining Basis Risk Cary Forward Amounts, then (2) sequentially to the Class M-1, M-2, M-3, B-1, B-2 and B-3 Certificates, in each case, up to their respective remaining Basis Risk Carry Forward Amounts.

All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, first to the excess cash flow, second in reduction of the overcollateralization amount, third to the Class B-3 Certificates, fourth to the Class B-2 Certificates, fifth to the Class B-1 Certificates, sixth to the Class M-3 Certificates, seventh to the Class M-2 Certificates, eighth to the Class M-1 Certificates, and ninth any losses related to the Group I Mortgage Loans, to the Class A-1B Certificates. An allocation of any Realized Losses to a subordinate or mezzanine certificate on any Distribution Date will be made by reducing the Certificate Principal Balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class A-1A, A-2 and A-3 Certificates.

Realized Losses. With respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the principal balance remaining unpaid after application of all liquidation proceeds, insurance proceeds and condemnation awards, net of amounts reimbursable to the applicable servicer for the related advances and the applicable servicing fees and trustee fees in respect of such Mortgage Loan.

Interest Remittance Amount on the LIBOR Certificates. For any Distribution Date, the portion of funds available for distribution on such Distribution Date attributable to interest received or advanced on the Mortgage Loans less servicing fees and trustee fees.

Accrued Certificate Interest. For any Distribution Date and each class of the LIBOR Certificates, equals the amount of interest accrued during the related interest accrual period at the related Pass-Through Rate, reduced by any prepayment interest shortfalls and shortfalls resulting from the application of the Servicemembers Civil Relief Act (or any similar state statute) allocated to such class.

Principal Distribution Amount. On any Distribution Date, the sum of (i) the Basic Principal Distribution Amount and (ii) the Extra Principal Distribution Amount.

Class A-1 Principal Distribution Amount. An amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (1) approximately 58.90% and (2) the aggregate Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $1,501,689.

Class A-2 Principal Distribution Amount. An amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (1) approximately 58.90% and (2) the aggregate Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $1,498,905.

Class A-3 Principal Distribution Amount. An amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (1) approximately 58.90% and (2) the aggregate Principal Balance of the Group III Mortgage Loans as of the last day of the related Due Period and (B) the aggregate Principal Balance of the Group III Mortgage Loans as of the last day of the related Due Period minus approximately $1,202,107.

Basic Principal Distribution Amount. On any Distribution Date, the excess of (i) the aggregate Principal Remittance Amount over (ii) the Excess Subordinated Amount, if any.

Principal Remittance Amount. On any Distribution Date, the sum of

(i) all scheduled payments of principal due during the related Due Period and received by the Servicer on or prior to the related determination date or advanced by the Servicer for the related Servicer remittance date,

(ii) the principal portion of all partial and full prepayments received during the related prepayment period,

(iii) the principal portion of all net liquidation proceeds, net condemnation proceeds and net insurance proceeds received during the month prior to the month during which such Distribution Date occurs,

(iv) the principal portion of the repurchase price for any repurchased Mortgage Loans, the repurchase obligation for which arose during the month prior to the month during which such Distribution Date occurs and that were repurchased during the period from the prior Distribution Date through the servicer remittance date prior to such Distribution Date,

(v) the principal portion of substitution adjustments received in connection with the substitution of a Mortgage Loan as of such Distribution Date, and

(vi) the principal portion of the termination price if the Optional Clean-Up Call is exercised.

Net Monthly Excess Cashflow. For any Distribution Date is the amount of available funds for such Distribution Date remaining after making all payments of interest and principal to the certificates.

Extra Principal Distribution Amount. For any Distribution Date, the lesser of (i) the excess of (x) interest collected or advanced on the Mortgage Loans during the related Due Period (less servicing fees and trustee fees) and available for distribution on such Distribution Date, over (y) the sum of interest payable on the LIBOR Certificates on such Distribution Date and (ii) the overcollateralization deficiency amount for such Distribution Date.

Excess Subordinated Amount. For any Distribution Date, means the excess, if any of (i) the actual overcollateralization, and (ii) the required overcollateralization for such Distribution Date.

Class A-1 Principal Allocation Percentage: For any Distribution Date, the percentage equivalent of a fraction, determined as follows: the numerator of which is (x) the portion of the Principal Remittance Amount for such Distribution Date that is attributable to principal received or advanced on the Loan Group I Mortgage Loans and the denominator of which is (y) the Principal Remittance Amount for such Distribution Date

Class A-2 Principal Allocation Percentage: For any Distribution Date, the percentage equivalent of a fraction, determined as follows: the numerator of which is (x) the portion of the Principal Remittance Amount for such Distribution Date that is attributable to principal received or advanced on the Loan Group II Mortgage Loans and the denominator of which is (y) the Principal Remittance Amount for such Distribution Date

Class A-3 Principal Allocation Percentage: For any Distribution Date, the percentage equivalent of a fraction, determined as follows: the numerator of which is (x) the portion of the Principal Remittance Amount for such Distribution Date that is attributable to principal received or advanced on the Loan Group III Mortgage Loans and the denominator of which is (y) the Principal Remittance Amount for such Distribution Date

Class M-1 Principal Distribution Amount. An amount equal to the excess of: (x) the sum of: (A) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account any payment of principal to the Class A Certificates on such Distribution Date) and (B) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 72.90% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

Class M-2 Principal Distribution Amount. An amount equal to the excess of: (x) the sum of: (A) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account any payment of principal to the Class A Certificates on such Distribution Date), (B) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), and (C) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 84.40% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

Class M-3 Principal Distribution Amount. An amount equal to the excess of: (x) the sum of: (A) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account any payment of principal to the Class A Certificates on such Distribution Date), (B) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (C) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), and (D) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 87.90% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-Off Date.

Class B-1 Principal Distribution Amount. An amount equal to the excess of: (x) the sum of: (A) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account any payment of principal to the Class A Certificates on such Distribution Date), (B) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (C) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (D) the Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), and (E) the Certificate Principal Balance of the Class B-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 91.40% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

Class B-2 Principal Distribution Amount. An amount equal to the excess of: (x) the sum of: (A) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account any payment of principal to the Class A Certificates on such Distribution Date), (B) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (C) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (D) the Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (E) the Certificate Principal Balance of the Class B-1 Certificates (after taking into account the payment of the Class B-1 Principal Distribution Amount on such Distribution Date), and (F) the Certificate Principal Balance of the Class B-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 93.90% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

Class B-3 Principal Distribution Amount. An amount equal to the excess of: (x) the sum of: (A) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account any payment of principal to the Class A Certificates on such Distribution Date), (B) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (C) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (D) the Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (E) the Certificate Principal Balance of the Class B-1 Certificates (after taking into account the payment of the Class B-1 Principal Distribution Amount on such Distribution Date), (F) the Certificate Principal Balance of the Class B-2 Certificates (after taking into account the payment of the Class B-2 Principal Distribution Amount on such Distribution Date), and (G) the Certificate Principal Balance of the Class B-3 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 96.40% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

Remaining Prepayment Penalty Term by Product Type

Product	No Penalty	0-12 Months	13-24 Months	25-36 Months	Total
2/28 ARM	$125,204,600	$71,524,212	$480,589,792	$3,842,479	$681,161,083
3/27 ARM	4,090,391	1,596,437	3,462,464	16,317,950	25,467,241
Fixed Rate	16,805,957	7,989,973	40,836,459	68,279,410	133,911,798
TOTAL	**$146,100,948**	**$81,110,622**	**$524,888,715**	**$88,439,838**	**$840,540,122**

Product	No Penalty	0-12 Months	13-24 Months	25-36 Months
2/28 ARM	18.38%	10.50%	70.55%	0.56%
3/27 ARM	16.06	6.27	13.60	64.07
Fixed Rate	12.55	5.97	30.50	50.99
TOTAL	**17.38%**	**9.65%**	**62.45%**	**10.52%**

Effective Loan Group I Cap, Loan Group I Cap, Loan Group II Cap, Loan Group III Cap and WAC Cap. The information in the following table has been prepared in accordance with the following assumptions (i) one-month LIBOR and six-month LIBOR remain constant at 20.00%, and (ii) prepayments on the mortgage loans occur at the Pricing Prepayment Assumption. It is highly unlikely, however, that prepayments on the mortgage loans will occur at the Pricing Prepayment Assumption or at any other constant percentage. There is no assurance, therefore, of whether or to what extent the actual mortgage rates on the mortgage loans on any distribution date will conform to the corresponding rate set forth for that distribution date in the following table.

Distribution Date	Effective Loan Group I Cap (%)	Loan Group I Cap (%)	Loan Group II Cap (%)	Loan Group III Cap (%)	WAC Cap (%)
Mar-04	9.2500	6.2789	6.3913	6.1599	6.2850
Apr-04	9.2500	6.6714	6.7909	6.5451	6.6779
May-04	9.2500	7.3616	7.4934	7.2223	7.3688
Jun-04	9.2500	6.8867	7.0100	6.7565	6.8935
Jul-04	9.2500	6.8868	7.0101	6.7567	6.8936
Aug-04	9.2500	7.1164	7.2439	6.9821	7.1235
Sep-04	9.2500	6.4696	6.5854	6.3476	6.4760
Oct-04	9.2500	7.6249	7.7614	7.4813	7.6326
Nov-04	9.2500	6.6719	6.7913	6.5464	6.6787
Dec-04	9.2500	6.8873	7.0105	6.7578	6.8942
Jan-05	9.2500	7.3623	7.4941	7.2240	7.3698
Feb-05	9.2500	6.8874	7.0107	6.7581	6.8945
Mar-05	9.2500	7.6254	7.7619	7.4824	7.6333
Apr-05	9.2500	6.8875	7.0108	6.7584	6.8946
May-05	9.2500	7.1171	7.2446	6.9837	7.1245
Jun-05	9.2500	6.4701	6.5861	6.3489	6.4768
Jul-05	9.2500	7.6255	7.7622	7.4826	7.6334
Aug-05	9.2500	6.8875	7.0111	6.7585	6.8947
Sep-05	9.2500	6.6722	6.7921	6.5472	6.6792
Oct-05	9.2500	7.3624	7.4975	7.2244	7.3711
Nov-05	9.2500	6.8873	7.0138	6.7582	6.8955
Dec-05	9.2500	6.8668	7.1728	6.5562	6.8871
Jan-06	9.7452	9.7452	10.0731	9.7811	9.8723
Feb-06	9.2500	8.5583	8.8477	8.5905	8.6706
Mar-06	10.0797	10.0797	10.4223	10.1185	10.2128
Apr-06	9.7255	9.7255	10.0591	9.7638	9.8552
May-06	9.3949	9.3949	9.7188	9.4327	9.5210
*Jun-06	9.2500	8.8975	9.2933	8.8424	9.0226
Jul-06	10.8778	10.8778	11.3157	11.0082	11.0708
Aug-06	10.1666	10.1666	10.5782	10.2898	10.3482
Sep-06	10.1572	10.1572	10.5707	10.2815	10.3397
Oct-06	10.4860	10.4860	10.9165	10.6200	10.6772
Nov-06	9.5237	9.5237	9.9192	9.6466	9.6993
Dec-06	10.9473	10.9473	11.5381	10.9731	11.1645
Jan-07	11.6817	11.6817	12.1857	11.8600	11.9115
Feb-07	10.9387	10.9387	11.4139	11.1076	11.1556
Mar-07	12.4866	12.4866	13.0327	12.6816	12.7360
Apr-07	11.6403	11.6403	12.1536	11.8263	11.8754
May-07	11.6263	11.6263	12.1437	11.8141	11.8633
Jun-07	11.3087	11.3087	11.8917	11.4243	11.5483
Jul-07	12.3820	12.3820	12.9572	12.6112	12.6511
Aug-07	11.2412	11.2412	11.7671	11.4516	11.4874
Sep-07	12.7743	12.7743	13.3762	13.0160	13.0563
Oct-07	12.3316	12.3316	12.9167	12.5696	12.6065
Nov-07	11.5449	11.5449	12.0977	11.7701	11.8046
Dec-07	12.3050	12.3050	12.9163	12.5398	12.5881
Jan-08	12.3337	12.3337	12.9133	12.5552	12.6017
Feb-08	11.9189	11.9189	12.4830	12.1354	12.1800

Distribution Date	Effective Loan Group I Cap (%)	Loan Group I Cap (%)	Loan Group II Cap (%)	Loan Group III Cap (%)	WAC Cap (%)
Mar-08	12.7226	12.7226	13.3291	12.9564	13.0035
Apr-08	11.8846	11.8846	12.4553	12.1069	12.1495
May-08	11.4965	11.4965	12.0532	11.7139	11.7549
Jun-08	12.6723	12.6723	13.3026	12.9094	12.9622
Jul-08	12.2619	12.2619	12.8516	12.4832	12.5329
Aug-08	11.8487	11.8487	12.4226	12.0650	12.1126
Sep-08	11.8308	11.8308	12.4080	12.0494	12.0965
Oct-08	11.4438	11.4438	12.0061	11.6576	11.7028
Nov-08	12.6083	12.6083	13.2323	12.8466	12.8959
Dec-08	11.7767	11.7767	12.3637	12.0019	12.0475
Jan-09	11.7585	11.7585	12.3487	11.9858	12.0309
Feb-09	12.1315	12.1315	12.7448	12.3686	12.4147
Mar-09	12.9776	12.9776	13.6383	13.2341	13.2829
Apr-09	10.9939	10.9939	11.5575	11.2135	11.2545
May-09	12.4904	12.4904	13.1351	12.7425	12.7887
Jun-09	12.0547	12.0547	12.6812	12.3006	12.3447
Jul-09	11.2831	11.2831	11.8735	11.5156	11.5565
Aug-09	12.4300	12.4300	13.0850	12.6889	12.7335
Sep-09	11.6091	11.6091	12.2249	11.8533	11.8946
Oct-09	11.5900	11.5900	12.2090	11.8363	11.8770
Nov-09	11.9565	11.9565	12.5993	12.2131	12.2547
Dec-09	10.8514	10.8514	11.4388	11.0866	11.1240
Jan-10	12.7678	12.7678	13.4634	13.0471	13.0907
Feb-10	11.5127	11.5127	12.1441	11.7670	11.8060
Mar-10	12.7246	12.7246	13.4270	13.0083	13.0509
Apr-10	11.1150	11.1150	11.7325	11.3652	11.4020
May-10	12.2437	12.2437	12.9284	12.5219	12.5621
Jun-10	11.4340	11.4340	12.0775	11.6961	11.7333
Jul-10	11.4142	11.4142	12.0606	11.6781	11.7149
Aug-10	11.7740	11.7740	12.4450	12.0487	12.0862
Sep-10	10.6848	10.6848	11.2976	10.9363	10.9700
Oct-10	12.5705	12.5705	13.2960	12.8689	12.9082
Nov-10	10.9797	10.9797	11.6172	11.2425	11.2765
Dec-10	11.3136	11.3136	11.9745	11.5867	11.6214
Jan-11	12.0721	12.0721	12.7817	12.3659	12.4026
Feb-11	11.2728	11.2728	11.9394	11.5494	11.5833
Mar-11	12.4580	12.4580	13.1990	12.7660	12.8032
Apr-11	11.2318	11.2318	11.9039	11.5117	11.5449
May-11	11.5849	11.5849	12.2822	11.8758	11.9098
Jun-11	10.5123	10.5123	11.1487	10.7783	10.8089
Jul-11	12.3665	12.3665	13.1196	12.6818	12.7174
Aug-11	11.1489	11.1489	11.8317	11.4353	11.4671
Sep-11	10.7803	10.7803	11.4443	11.0592	11.0897
Oct-11	11.8731	11.8731	12.6086	12.1825	12.2158
Nov-11	11.0861	11.0861	11.7766	11.3770	11.4079
Dec-11	10.7193	10.7193	11.3907	11.0025	11.0321
Jan-12	11.8056	11.8056	12.5491	12.1196	12.1520
Feb-12	10.3547	10.3547	11.0104	10.6320	10.6602

Distribution Date	Effective Loan Group I Cap (%)	Loan Group I Cap (%)	Loan Group II Cap (%)	Loan Group III Cap (%)	WAC Cap (%)
Mar-12	12.1803	12.1803	12.9557	12.5086	12.5415
Apr-12	11.3463	11.3463	12.0724	11.6541	11.6845
May-12	11.3243	11.3243	12.0528	11.6334	11.6636
Jun-12	10.9376	10.9376	11.6450	11.2380	11.2670
Jul-12	11.2801	11.2801	12.0133	11.5918	11.6215
Aug-12	10.2345	10.2345	10.9032	10.5190	10.5457
Sep-12	11.6231	11.6231	12.3864	11.9481	11.9783
Oct-12	11.2134	11.2134	11.9535	11.5288	11.5578
Nov-12	10.4917	10.4917	11.1875	10.7884	10.8154
Dec-12	11.1688	11.1688	11.9132	11.4864	11.5150
Jan-13	11.1465	11.1465	11.8929	11.4651	11.4935
Feb-13	10.7652	10.7652	11.4896	11.0746	11.1019
Mar-13	11.8946	11.8946	12.6987	12.2382	12.2682
Apr-13	10.7218	10.7218	11.4500	11.0330	11.0600
May-13	10.0515	10.0515	10.7373	10.3447	10.3700
Jun-13	11.8223	11.8223	12.6326	12.1688	12.1984
Jul-13	11.0116	11.0116	11.7697	11.3359	11.3634
Aug-13	10.3022	10.3022	11.0146	10.6070	10.6326
Sep-13	10.9665	10.9665	11.7281	11.2923	11.3196
Oct-13	10.9439	10.9439	11.7072	11.2704	11.2976
Nov-13	10.5689	10.5689	11.3092	10.8856	10.9118
Dec-13	10.5470	10.5470	11.2889	10.8643	10.8905
Jan-14	10.1962	10.1962	10.9163	10.5042	10.5294
Feb-14	11.2275	11.2275	12.0237	11.5679	11.5958

* Represents the final month of the Group I Interest Rate Cap agreement.

Breakeven CDR Table for the Subordinate Certificates

The assumptions for the breakeven CDR table below are as follows:

- The Pricing Prepayment Assumptions (as defined on page 3 above) are applied
- 1-month and 6-month Forward LIBOR curves (as of close on January 28, 2004) are used
- 40% loss severity
- There is a 6 month lag in recoveries
- Priced to call with collateral losses calculated through the life of the applicable bond
- Certificates are priced at par

		First Dollar of Loss	LIBOR Flat	0% Return
Class M-1	CDR (%)	**28.01**	**28.29**	**29.74**
	Yield (%)	3.6904	3.0891	0.0199
	WAL	3.76	3.76	3.64
	Modified Duration	3.55	3.56	3.53
	Principal Window	11/07 - 11/07	11/07 - 11/07	10/07 - 10/07
	Principal Writedown	11,185.80 (0.02%)	1,437,294.47 (2.44%)	7,905,915.23 (13.44%)
	Total Collat Loss	166,267,803.78 (19.78%)	167,508,812.85 (19.93%)	172,677,172.74 (20.54%)
Class M-2	CDR (%)	**18.69**	**19.13**	**20.26**
	Yield (%)	4.5405	3.3459	0.0035
	WAL	4.43	4.42	4.22
	Modified Duration	4.05	4.07	4.05
	Principal Window	07/08 - 07/08	07/08 - 07/08	06/08 - 06/08
	Principal Writedown	29,838.63 (0.06%)	2,782,220.64 (5.76%)	9,325,535.67 (19.30%)
	Total Collat Loss	127,515,285.09 (15.17%)	129,912,393.33 (15.46%)	135,229,803.27 (16.09%)
Class M-3	CDR (%)	**16.31**	**16.46**	**16.79**
	Yield (%)	4.7789	3.4258	0.0772
	WAL	4.60	4.59	4.52
	Modified Duration	4.16	4.18	4.22
	Principal Window	09/08 - 09/08	09/08 - 09/08	09/08 - 09/08
	Principal Writedown	64,685.95 (0.44%)	1,060,490.66 (7.21%)	3,240,937.80 (22.03%)
	Total Collat Loss	115,402,040.61 (13.73%)	116,272,141.44 (13.83%)	118,175,394.00 (14.06%)
Class B-1	CDR (%)	**14.04**	**14.22**	**14.57**
	Yield (%)	5.1243	3.4955	0.0961
	WAL	4.85	4.83	4.65
	Modified Duration	4.33	4.35	4.33
	Principal Window	12/08 - 12/08	12/08 - 12/08	11/08 - 11/08
	Principal Writedown	18,674.52 (0.13%)	1,285,501.68 (8.74%)	3,494,981.24 (23.76%)
	Total Collat Loss	103,479,332.73 (12.31%)	104,588,809.20 (12.44%)	106,206,217.09 (12.64%)
Class B-2	CDR (%)	**12.51**	**12.66**	**12.90**
	Yield (%)	5.1592	3.5774	0.0810
	WAL	5.01	4.92	4.82
	Modified Duration	4.45	4.41	4.45
	Principal Window	02/09 - 02/09	01/09 - 01/09	01/09 - 01/09
	Principal Writedown	55,361.18 (0.53%)	935,957.04 (8.91%)	2,645,516.53 (25.18%)
	Total Collat Loss	94,772,994.28 (11.28%)	95,282,940.28 (11.34%)	96,816,326.38 (11.52%)
Class B-3	CDR (%)	**11.12**	**11.40**	**11.59**
	Yield (%)	7.5308	3.4962	0.0965
	WAL	5.1	4.99	4.81
	Modified Duration	4.23	4.25	4.28
	Principal Window	03/09 - 03/09	03/09 - 03/09	03/09 - 03/09
	Principal Writedown	33,485.51 (0.32%)	2,308,197.74 (21.97%)	3,808,919.57 (36.25%)
	Total Collat Loss	86,062,063.89 (10.24%)	87,930,462.11 (10.46%)	89,190,664.51 (10.61%)

Selected Mortgage Loan Data [(1)]

The Mortgage Loans - All Collateral

Scheduled Principal Balance:	$840,540,122
Number of Mortgage Loans:	4,281
Average Scheduled Principal Balance:	$196,342
Weighted Average Gross Coupon:	7.635%
Weighted Average FICO Score:	609
Weighted Average Original LTV Ratio:	82.37%
Weighted Average Stated Remaining Term (months):	357
Weighted Average Seasoning (months):	1
Weighted Average Months to Roll[(2)]:	23
Weighted Average Gross Margin[(2)]:	6.96%
Weighted Average Initial Rate Cap[(2)]:	3.00%
Weighted Average Periodic Rate Cap[(2)]:	1.50%
Weighted Average Gross Maximum Lifetime Rate[(2)]:	14.65%

(1) All percentages calculated herein are percentages of scheduled principal balance as of the Statistical Calculation Date unless otherwise noted.

(2) Represents the weighted average of the adjustable rate mortgage loans in the applicable loan group.

Distribution by Current Principal Balance

Current Principal Balance	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
$0 - $50,000	21	$1,048,469	0.12%	9.262%	573	$49,927	57.60%	66.67%	85.72%
$50,001 - $75,000	306	19,375,837	2.31	8.912	589	63,320	79.56	71.67	77.99
$75,001 - $100,000	427	37,367,007	4.45	8.238	592	87,511	80.23	71.56	81.64
$100,001 - $125,000	498	56,288,809	6.70	8.283	601	113,030	81.87	69.35	84.27
$125,001 - $150,000	470	64,964,901	7.73	8.161	601	138,223	82.23	68.70	87.29
$150,001 - $200,000	881	152,853,118	18.19	7.681	601	173,500	80.82	64.58	91.81
$200,001 - $250,000	553	124,065,252	14.76	7.529	603	224,349	81.32	60.59	93.29
$250,001 - $300,000	427	117,181,991	13.94	7.365	611	274,431	83.60	57.91	93.51
$300,001 - $350,000	281	91,015,080	10.83	7.471	621	323,897	83.73	49.20	94.55
$350,001 & Above	417	176,379,658	20.98	7.258	624	422,973	84.08	57.35	94.35
TOTAL	**4,281**	**$840,540,122**	**100.00%**	**7.635%**	**609**	**$196,342**	**82.37%**	**60.99%**	**91.46%**

Distribution by Current Rate

Current Rate	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
4.99% & Below	2	$428,619	0.05%	4.750%	752	$214,309	80.00%	100.00%	100.00%
5.00- 5.49%	50	12,369,039	1.47	5.283	662	247,381	76.16	94.74	92.15
5.50- 5.99%	210	54,979,951	6.54	5.794	636	261,809	78.75	87.45	97.22
6.00- 6.49%	260	64,510,276	7.67	6.279	624	248,116	77.83	86.74	94.82
6.50- 6.99%	541	128,687,467	15.31	6.793	614	237,870	80.23	72.53	95.67
7.00- 7.49%	429	90,065,897	10.72	7.255	605	209,944	81.56	63.51	92.82
7.50- 7.99%	1,030	216,198,318	25.72	7.746	615	209,901	85.94	51.59	88.30
8.00- 8.49%	533	94,398,834	11.23	8.232	606	177,109	85.64	52.14	89.11
8.50- 8.99%	644	101,922,048	12.13	8.727	600	158,264	84.86	43.73	91.19
9.00- 9.49%	240	31,217,481	3.71	9.206	591	130,073	84.31	50.36	86.07
9.50- 9.99%	184	23,463,696	2.79	9.713	555	127,520	76.96	45.59	88.48
10.00-10.49%	49	7,100,011	0.84	10.209	539	144,898	72.81	55.77	98.04
10.50-10.99%	53	7,523,365	0.90	10.762	529	141,950	66.07	70.97	93.18
11.00-11.49%	17	2,473,544	0.29	11.192	527	145,503	60.74	75.80	85.84
11.50-11.99%	25	3,907,171	0.46	11.722	530	156,287	62.36	55.20	76.07
12.00-12.49%	8	820,090	0.10	12.211	520	102,511	64.73	75.20	87.35
12.50-12.99%	6	474,316	0.06	12.653	535	79,053	59.76	54.19	54.19
TOTAL	**4,281**	**$840,540,122**	**100.00%**	**7.635%**	**609**	**$196,342**	**82.37%**	**60.99%**	**91.46%**

Distribution by Credit Score

Credit Score	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
500-519	288	$50,416,771	6.00%	8.916%	511	$175,058	72.77%	66.70%	93.87%
520-539	432	76,111,579	9.06	8.370	530	176,184	74.15	64.28	94.69
540-559	467	81,407,049	9.69	8.134	550	174,319	77.34	70.79	94.53
560-579	450	81,057,874	9.64	7.836	570	180,129	79.15	71.62	94.15
580-599	436	84,716,702	10.08	7.343	590	194,304	80.33	77.06	92.33
600-619	521	105,000,874	12.49	7.135	609	201,537	83.37	77.63	91.56
620-639	560	116,436,981	13.85	7.103	629	207,923	82.48	66.23	89.66
640-659	399	84,854,108	10.10	7.253	648	212,667	85.19	49.99	90.33
660-679	221	47,064,474	5.60	7.546	669	212,961	89.93	33.72	91.52
680-699	185	39,731,412	4.73	7.619	689	214,764	93.54	32.77	88.62
700-719	138	32,310,082	3.84	7.630	708	234,131	93.84	25.53	86.58
720-739	83	18,115,538	2.16	7.692	729	218,260	92.84	25.54	83.64
740 & Above	100	23,091,816	2.75	7.558	762	230,918	93.10	27.50	82.59
N/A	1	224,861	0.03	8.400	N/A	224,861	41.67	0.00	100.00
TOTAL	**4,281**	**$840,540,122**	**100.00%**	**7.635%**	**609**	**$196,342**	**82.37%**	**60.99%**	**91.46%**

Distribution by Lien Status

Lien Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
First Lien	4,281	$840,540,122	100.00%	7.635%	609	$196,342	82.37%	60.99%	91.46%
TOTAL	**4,281**	**$840,540,122**	**100.00%**	**7.635%**	**609**	**$196,342**	**82.37%**	**60.99%**	**91.46%**

Distribution by Original LTV

Original LTV	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
40.00% & Below	39	$4,086,535	0.49%	8.546%	555	$104,783	32.95%	52.73%	90.88%
40.01 - 50.00%	59	9,325,662	1.11	7.790	569	158,062	46.02	45.09	83.72
50.01 - 60.00%	138	25,034,880	2.98	7.663	584	181,412	56.47	56.04	92.23
60.01 - 70.00%	445	85,468,063	10.17	8.078	567	192,063	66.75	54.39	88.84
70.01 - 80.00%	1,747	343,819,940	40.90	7.366	596	196,806	78.55	60.47	93.10
80.01 - 85.00%	387	78,325,972	9.32	7.379	589	202,393	84.47	77.87	92.70
85.01 - 90.00%	710	128,304,965	15.26	7.778	614	180,711	89.82	86.70	77.85
90.01 - 95.00%	159	36,792,522	4.38	7.390	631	231,400	94.72	80.77	98.78
95.01 - 100.00%	597	129,381,583	15.39	8.097	681	216,720	99.88	27.77	99.93
TOTAL	**4,281**	**$840,540,122**	**100.00%**	**7.635%**	**609**	**$196,342**	**82.37%**	**60.99%**	**91.46%**

Distribution by Documentation

Documentation	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Easy Documentation	108	$27,068,846	3.22%	7.349%	604	$250,637	80.07%	0.00%	87.81%
Full Documentation	2,736	512,678,010	60.99	7.413	596	187,382	82.05	100.00	90.23
Stated Documentation	1,437	300,793,266	35.79	8.041	631	209,320	83.13	0.00	93.88
TOTAL	**4,281**	**$840,540,122**	**100.00%**	**7.635%**	**609**	**$196,342**	**82.37%**	**60.99%**	**91.46%**

Distribution by Loan Purpose

Loan Purpose	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Cashout Refi	2,486	$492,900,789	58.64%	7.677%	590	$198,271	78.82%	63.51%	92.74%
Purchase	1,682	328,647,151	39.10	7.563	639	195,391	87.61	56.59	89.38
Refinance	113	18,992,182	2.26	7.811	591	168,072	83.98	71.93	94.17
TOTAL	**4,281**	**$840,540,122**	**100.00%**	**7.635%**	**609**	**$196,342**	**82.37%**	**60.99%**	**91.46%**

Distribution by Occupancy Status

Occupancy Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Owner Occupied	3,815	$768,777,918	91.46%	7.605%	607	$201,515	82.54%	60.18%	100.00%
Non-Owner Occupied	413	61,713,759	7.34	8.058	629	149,428	81.45	70.11	0.00
Second Home	53	10,048,446	1.20	7.378	627	189,593	75.19	67.65	0.00
TOTAL	**4,281**	**$840,540,122**	**100.00%**	**7.635%**	**609**	**$196,342**	**82.37%**	**60.99%**	**91.46%**

Distribution by Property Type

Property Type	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Single Family	3,527	$686,212,083	81.64%	7.592%	607	$194,560	82.34%	63.30%	93.54%
Multi Family	464	105,318,863	12.53	7.792	620	226,980	82.20	47.16	80.60
Condo	290	49,009,176	5.83	7.902	615	168,997	83.19	58.36	85.73
TOTAL	**4,281**	**$840,540,122**	**100.00%**	**7.635%**	**609**	**$196,342**	**82.37%**	**60.99%**	**91.46%**

Distribution by State

State	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
California (Southern)	710	$169,607,679	20.18%	7.276%	611	$238,884	81.12%	61.86%	92.51%
California (Northern)	414	104,576,853	12.44	7.162	616	252,601	81.35	67.54	92.03
New York	379	96,267,336	11.45	7.605	611	254,004	79.38	49.73	93.15
New Jersey	440	90,467,965	10.76	7.850	592	205,609	78.13	55.23	93.48
Florida	476	70,686,291	8.41	8.091	598	148,501	83.14	60.59	91.21
Illinois	280	49,958,046	5.94	7.901	617	178,422	86.36	51.48	89.39
Colorado	110	23,052,102	2.74	7.303	616	209,565	86.75	75.19	95.81
Maryland	118	21,651,496	2.58	7.833	596	183,487	83.40	69.05	93.04
Minnesota	108	21,236,747	2.53	7.721	615	196,637	86.79	63.81	89.67
Massachusetts	78	21,054,846	2.50	7.815	619	269,934	84.94	61.05	89.60
Georgia	128	19,099,122	2.27	7.928	607	149,212	87.25	66.73	88.06
Others	1,040	152,881,639	18.19	7.902	612	147,002	84.83	64.95	88.50
TOTAL	**4,281**	**$840,540,122**	**100.00%**	**7.635%**	**609**	**$196,342**	**82.37%**	**60.99%**	**91.46%**

Distribution by Zip Code

Zip Codes	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
11207	10	$2,758,705	0.33%	7.671%	639	$275,871	84.16%	34.67%	100.00%
94531	7	2,689,244	0.32	6.801	625	384,178	88.39	81.70	100.00
10466	10	2,619,376	0.31	8.311	622	261,938	82.09	43.74	91.79
11236	8	2,433,098	0.29	7.315	611	304,137	81.83	47.44	100.00
07666	8	2,227,048	0.26	8.050	567	278,381	79.89	52.63	100.00
94605	8	2,210,139	0.26	7.376	593	276,267	80.84	45.27	100.00
92592	7	2,173,273	0.26	7.070	630	310,468	84.08	81.88	100.00
07047	7	2,105,735	0.25	7.948	594	300,819	79.21	18.39	100.00
92336	8	2,044,259	0.24	7.337	606	255,532	81.77	69.15	100.00
92057	7	2,036,213	0.24	7.223	612	290,888	85.66	72.81	100.00
Others	4,201	817,243,032	97.23	7.639	609	194,535	82.36	61.18	91.25
TOTAL	**4,281**	**$840,540,122**	**100.00%**	**7.635%**	**609**	**$196,342**	**82.37%**	**60.99%**	**91.46%**

Distribution by Remaining Months to Maturity

Remaining Months To Maturity	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
0 - 180 Months	32	$4,997,643	0.59%	7.503%	603	$156,176	69.59%	52.43%	91.53%
181 - 240 Months	14	2,382,397	0.28	7.285	617	170,171	78.64	61.41	100.00
241 - 360 Months	4,235	833,160,082	99.12	7.637	609	196,732	82.46	61.04	91.44
TOTAL	**4,281**	**$840,540,122**	**100.00%**	**7.635%**	**609**	**$196,342**	**82.37%**	**60.99%**	**91.46%**

Distribution by Amortization

Amortization	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
2/28	3,456	$681,161,083	81.04%	7.676%	608	$197,095	83.35%	59.57%	91.75%
3/27	130	25,467,241	3.03	7.001	621	195,902	79.41	72.18	92.23
Fixed	695	133,911,798	15.93	7.548	612	192,679	77.97	66.11	89.83
TOTAL	**4,281**	**$840,540,122**	**100.00%**	**7.635%**	**609**	**$196,342**	**82.37%**	**60.99%**	**91.46%**

Distribution by Periodic Cap

Periodic Cap	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
1.50%	3,586	$706,628,324	84.07%	7.652%	609	$197,052	83.21%	60.02%	91.77%
N/A	695	133,911,798	15.93	7.548	612	192,679	77.97	66.11	89.83
TOTAL	**4,281**	**$840,540,122**	**100.00%**	**7.635%**	**609**	**$196,342**	**82.37%**	**60.99%**	**91.46%**

Distribution by Months to Rate Reset

Months To Rate Reset	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
1-12	1	$198,000	0.02%	7.600%	736	$198,000	90.00%	100.00%	0.00%
13-24	3,455	680,963,083	81.01	7.676	608	197,095	83.35	59.56	91.78
25-36	130	25,467,241	3.03	7.001	621	195,902	79.41	72.18	92.23
N/A	695	133,911,798	15.93	7.548	612	192,679	77.97	66.11	89.83
TOTAL	**4,281**	**$840,540,122**	**100.00%**	**7.635%**	**609**	**$196,342**	**82.37%**	**60.99%**	**91.46%**

Distribution by Life Maximum Rate

Life Maximum Rate	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
12.99% & Below	261	$67,618,437	8.04%	5.693%	641	$259,074	78.29%	88.83%	96.31%
13.00-13.49%	202	49,302,200	5.87	6.276	619	244,070	79.99	86.07	95.44
13.50-13.99%	418	98,583,424	11.73	6.790	610	235,846	81.63	73.43	95.97
14.00-14.49%	332	69,942,389	8.32	7.254	608	210,670	83.28	63.11	92.85
14.50-14.99%	855	181,831,186	21.63	7.743	614	212,668	86.86	50.79	88.62
15.00-15.49%	451	80,798,154	9.61	8.230	608	179,153	86.15	48.75	88.91
15.50-15.99%	551	89,012,947	10.59	8.730	602	161,548	85.43	41.50	92.20
16.00-16.99%	368	48,480,993	5.77	9.426	575	131,742	81.12	47.30	87.96
17.00% & Above	148	21,058,594	2.51	10.881	531	142,288	66.32	64.15	90.50
N/A	695	133,911,798	15.93	7.548	612	192,679	77.97	66.11	89.83
TOTAL	**4,281**	**$840,540,122**	**100.00%**	**7.635%**	**609**	**$196,342**	**82.37%**	**60.99%**	**91.46%**

Distribution by Margin

Margin	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
5.99% & Below	8	$1,503,030	0.18%	5.298%	693	$187,879	76.80%	100.00%	100.00%
6.00- 6.49%	70	17,720,297	2.11	5.390	661	253,147	76.81	93.11	94.52
6.50- 6.99%	3,508	687,404,998	81.78	7.716	607	195,954	83.39	59.08	91.68
N/A	695	133,911,798	15.93	7.548	612	192,679	77.97	66.11	89.83
TOTAL	**4,281**	**$840,540,122**	**100.00%**	**7.635%**	**609**	**$196,342**	**82.37%**	**60.99%**	**91.46%**

The Mortgage Loans – Adjustable Rate Mortgage Loans

Scheduled Principal Balance:	$706,628,324
Number of Mortgage Loans:	3,586
Average Scheduled Principal Balance:	$197,052
Weighted Average Gross Coupon:	7.652%
Weighted Average FICO Score:	609
Weighted Average Original LTV Ratio:	83.21%
Weighted Average Stated Remaining Term (months):	359
Weighted Average Seasoning (months):	1
Weighted Average Months to Roll:	23
Weighted Average Gross Margin:	6.96%
Weighted Average Initial Rate Cap:	3.00%
Weighted Average Periodic Rate Cap:	1.50%
Weighted Average Gross Maximum Lifetime Rate:	14.65%

Distribution by Current Principal Balance

Current Principal Balance	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
$0 - $50,000	16	$798,889	0.11%	9.348%	565	$49,931	54.35%	62.51%	87.50%
$50,001 - $75,000	263	16,644,237	2.36	8.889	587	63,286	79.15	70.22	78.63
$75,001 - $100,000	354	31,041,291	4.39	8.262	591	87,687	81.19	72.49	81.58
$100,001 - $125,000	396	44,802,204	6.34	8.345	601	113,137	82.73	65.88	85.20
$125,001 - $150,000	404	55,833,136	7.90	8.198	601	138,201	83.07	68.50	86.17
$150,001 - $200,000	732	126,852,957	17.95	7.698	601	173,296	82.00	64.59	92.13
$200,001 - $250,000	458	102,718,716	14.54	7.534	604	224,277	82.20	60.07	93.68
$250,001 - $300,000	364	99,941,905	14.14	7.380	609	274,566	84.37	57.43	93.76
$300,001 - $350,000	247	79,969,497	11.32	7.469	622	323,763	84.01	48.74	93.79
$350,001 & Above	352	148,025,492	20.95	7.285	623	420,527	84.96	55.19	95.44
TOTAL	**3,586**	**$706,628,324**	**100.00%**	**7.652%**	**609**	**$197,052**	**83.21%**	**60.02%**	**91.77%**

Distribution by Current Rate

Current Rate	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
4.99% & Below	2	$428,619	0.06%	4.750%	752	$214,309	80.00%	100.00%	100.00%
5.00- 5.49%	50	12,369,039	1.75	5.283	662	247,381	76.16	94.74	92.15
5.50- 5.99%	209	54,820,780	7.76	5.793	636	262,300	78.75	87.41	97.22
6.00- 6.49%	202	49,302,200	6.98	6.276	619	244,070	79.99	86.07	95.44
6.50- 6.99%	418	98,583,424	13.95	6.790	610	235,846	81.63	73.43	95.97
7.00- 7.49%	332	69,942,389	9.90	7.254	608	210,670	83.28	63.11	92.85
7.50- 7.99%	855	181,831,186	25.73	7.743	614	212,668	86.86	50.79	88.62
8.00- 8.49%	451	80,798,154	11.43	8.230	608	179,153	86.15	48.75	88.91
8.50- 8.99%	552	89,136,947	12.61	8.730	602	161,480	85.42	41.44	92.07
9.00- 9.49%	208	27,386,418	3.88	9.209	591	131,665	84.79	50.39	87.53
9.50- 9.99%	159	20,970,575	2.97	9.712	552	131,890	76.33	43.54	89.05
10.00-10.49%	46	6,747,211	0.95	10.213	534	146,678	71.82	57.79	99.17
10.50-10.99%	51	7,415,753	1.05	10.763	529	145,407	65.87	70.55	93.08
11.00-11.49%	15	2,125,999	0.30	11.200	526	141,733	58.98	71.84	88.36
11.50-11.99%	23	3,547,340	0.50	11.702	531	154,232	62.41	55.73	73.65
12.00-12.49%	8	820,090	0.12	12.211	520	102,511	64.73	75.20	87.35
12.50-12.99%	5	402,201	0.06	12.627	535	80,440	58.82	63.91	63.91
TOTAL	**3,586**	**$706,628,324**	**100.00%**	**7.652%**	**609**	**$197,052**	**83.21%**	**60.02%**	**91.77%**

Distribution by Credit Score

Credit Score	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
500-519	260	$45,695,164	6.47%	8.968%	511	$175,751	72.60%	65.01%	93.46%
520-539	373	66,766,488	9.45	8.390	530	178,999	74.40	62.20	94.69
540-559	401	70,360,038	9.96	8.151	550	175,461	77.59	69.61	94.36
560-579	373	67,003,768	9.48	7.855	570	179,635	80.30	71.79	93.77
580-599	363	70,583,377	9.99	7.332	590	194,445	81.31	78.31	93.01
600-619	421	85,171,496	12.05	7.064	609	202,308	84.22	79.52	91.48
620-639	439	91,797,448	12.99	7.074	629	209,106	83.99	67.22	89.09
640-659	318	68,163,412	9.65	7.220	648	214,350	86.18	50.58	90.50
660-679	194	42,853,217	6.06	7.568	669	220,893	90.72	31.10	92.31
680-699	158	32,973,050	4.67	7.631	689	208,690	94.68	26.34	90.08
700-719	123	29,219,306	4.14	7.663	709	237,555	94.76	22.42	87.91
720-739	73	15,662,178	2.22	7.787	728	214,550	95.30	21.71	87.48
740 & Above	89	20,154,520	2.85	7.590	762	226,455	94.10	23.28	86.44
N/A	1	224,861	0.03	8.400	N/A	224,861	41.67	0.00	100.00
TOTAL	**3,586**	**$706,628,324**	**100.00%**	**7.652%**	**609**	**$197,052**	**83.21%**	**60.02%**	**91.77%**

Distribution by Lien Status

Lien Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
First Lien	3,586	$706,628,324	100.00%	7.652%	609	$197,052	83.21%	60.02%	91.77%
TOTAL	**3,586**	**$706,628,324**	**100.00%**	**7.652%**	**609**	**$197,052**	**83.21%**	**60.02%**	**91.77%**

Distribution by Original LTV

Original LTV	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
40.00% & Below	33	$3,245,293	0.46%	8.661%	554	$98,342	32.33%	50.88%	90.92%
40.01 - 50.00%	39	6,643,675	0.94	7.998	558	170,351	45.61	30.97	83.97
50.01 - 60.00%	92	16,855,647	2.39	7.916	574	183,214	56.71	48.83	92.46
60.01 - 70.00%	332	63,621,903	9.00	8.327	559	191,632	66.98	52.17	88.32
70.01 - 80.00%	1,481	290,216,290	41.07	7.344	594	195,960	78.63	60.66	93.57
80.01 - 85.00%	299	59,759,730	8.46	7.339	584	199,865	84.58	81.80	92.89
85.01 - 90.00%	624	113,856,977	16.11	7.770	612	182,463	89.83	86.65	77.97
90.01 - 95.00%	128	29,970,649	4.24	7.306	627	234,146	94.73	81.26	100.00
95.01 - 100.00%	558	122,458,160	17.33	8.078	682	219,459	99.89	25.39	99.92
TOTAL	**3,586**	**$706,628,324**	**100.00%**	**7.652%**	**609**	**$197,052**	**83.21%**	**60.02%**	**91.77%**

Distribution by Documentation

Documentation	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Full Documentation	2,260	$424,153,459	60.02%	7.404%	594	$187,679	82.79%	100.00%	90.55%
Stated Documentation	1,244	261,957,775	37.07	8.076	632	210,577	84.07	0.00	93.82
Easy Documentation	82	20,517,089	2.90	7.355	599	250,208	80.89	0.00	90.76
TOTAL	**3,586**	**$706,628,324**	**100.00%**	**7.652%**	**609**	**$197,052**	**83.21%**	**60.02%**	**91.77%**

Distribution by Loan Purpose

Loan Purpose	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Cashout Refi	1,944	$387,231,594	54.80%	7.723%	587	$199,193	79.51%	62.60%	92.84%
Purchase	1,546	303,241,706	42.91	7.552	638	196,146	87.88	56.03	90.21
Refinance	96	16,155,024	2.29	7.837	585	168,282	84.19	73.41	95.52
TOTAL	**3,586**	**$706,628,324**	**100.00%**	**7.652%**	**609**	**$197,052**	**83.21%**	**60.02%**	**91.77%**

Distribution by Occupancy Status

Occupancy Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Owner Occupied	3,205	$648,479,076	91.77%	7.623%	607	$202,334	83.39%	59.23%	100.00%
Non-owner Occupied	344	51,201,531	7.25	8.058	625	148,842	82.27	69.39	0.00
Second Home	37	6,947,717	0.98	7.395	616	187,776	73.33	65.31	0.00
TOTAL	**3,586**	**$706,628,324**	**100.00%**	**7.652%**	**609**	**$197,052**	**83.21%**	**60.02%**	**91.77%**

Distribution by Property Type

Property Type	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Single Family	2,969	$582,916,850	82.49%	7.608%	607	$196,334	83.22%	62.08%	93.62%
Multi Family	354	79,236,415	11.21	7.842	616	223,832	83.05	45.64	81.33
Condo	263	44,475,059	6.29	7.898	615	169,107	83.36	58.74	86.15
TOTAL	**3,586**	**$706,628,324**	**100.00%**	**7.652%**	**609**	**$197,052**	**83.21%**	**60.02%**	**91.77%**

Distribution by State

State	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
California (Southern)	593	$144,211,929	20.41%	7.271%	611	$243,190	82.13%	61.16%	92.50%
California (Northern)	371	95,808,214	13.56	7.150	616	258,243	82.15	67.43	92.26
New Jersey	380	77,992,019	11.04	7.895	590	205,242	78.98	53.70	93.43
New York	236	60,914,235	8.62	7.716	605	258,111	80.47	45.90	93.90
Florida	369	54,848,968	7.76	8.162	594	148,642	83.77	58.43	92.77
Illinois	258	46,510,283	6.58	7.926	619	180,272	86.70	49.13	89.19
Colorado	103	21,821,011	3.09	7.284	619	211,854	87.18	74.84	95.57
Minnesota	101	19,350,715	2.74	7.762	615	191,591	87.07	65.21	89.30
Maryland	101	18,229,100	2.58	7.888	597	180,486	83.68	72.99	94.21
Massachusetts	66	17,400,859	2.46	7.896	618	263,649	86.50	60.64	91.77
Georgia	112	17,057,015	2.41	7.892	608	152,295	87.45	63.52	87.81
Others	896	132,483,976	18.75	7.899	613	147,862	85.18	62.62	89.06
TOTAL	**3,586**	**$706,628,324**	**100.00%**	**7.652%**	**609**	**$197,052**	**83.21%**	**60.02%**	**91.77%**

Distribution by Zip Code

Zip Codes	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
94531	7	$2,689,244	0.38%	6.801%	625	$384,178	88.39%	81.70%	100.00%
11207	8	2,372,186	0.34	7.795	649	296,523	87.26	24.02	100.00
94605	8	2,210,139	0.31	7.376	593	276,267	80.84	45.27	100.00
92592	7	2,173,273	0.31	7.070	630	310,468	84.08	81.88	100.00
92057	7	2,036,213	0.29	7.223	612	290,888	85.66	72.81	100.00
07666	7	1,967,251	0.28	8.156	566	281,036	83.64	59.58	100.00
92504	7	1,880,497	0.27	7.299	614	268,642	86.88	88.06	79.17
07047	6	1,878,392	0.27	7.959	606	313,065	80.69	8.51	100.00
92336	7	1,848,420	0.26	7.374	604	264,060	81.96	65.88	100.00
92530	8	1,775,375	0.25	7.751	605	221,922	87.66	79.49	100.00
Others	3,514	685,797,333	97.05	7.658	608	195,161	83.16	60.00	91.58
TOTAL	**3,586**	**$706,628,324**	**100.00%**	**7.652%**	**609**	**$197,052**	**83.21%**	**60.02%**	**91.77%**

Distribution by Remaining Months to Maturity

Remaining Months To Maturity	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
241 - 360 Months	3,586	$706,628,324	100.00%	7.652%	609	$197,052	83.21%	60.02%	91.77%
TOTAL	**3,586**	**$706,628,324**	**100.00%**	**7.652%**	**609**	**$197,052**	**83.21%**	**60.02%**	**91.77%**

Distribution by Amortization

Amortization	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
2/28	3,456	$681,161,083	96.40%	7.676%	608	$197,095	83.35%	59.57%	91.75%
3/27	130	25,467,241	3.60	7.001	621	195,902	79.41	72.18	92.23
TOTAL	**3,586**	**$706,628,324**	**100.00%**	**7.652%**	**609**	**$197,052**	**83.21%**	**60.02%**	**91.77%**

Distribution by Periodic Cap

Periodic Cap	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
1.50%	3,586	$706,628,324	100.00%	7.652%	609	$197,052	83.21%	60.02%	91.77%
TOTAL	**3,586**	**$706,628,324**	**100.00%**	**7.652%**	**609**	**$197,052**	**83.21%**	**60.02%**	**91.77%**

Distribution by Months to Rate Reset

Months To Rate Reset	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
1-12	1	$198,000	0.03%	7.600%	736	$198,000	90.00%	100.00%	0.00%
13-24	3,455	680,963,083	96.37	7.676	608	197,095	83.35	59.56	91.78
25-36	130	25,467,241	3.60	7.001	621	195,902	79.41	72.18	92.23
TOTAL	**3,586**	**$706,628,324**	**100.00%**	**7.652%**	**609**	**$197,052**	**83.21%**	**60.02%**	**91.77%**

Distribution by Life Maximum Rate

Life Maximum Rate	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
12.99% & Below	261	$67,618,437	9.57%	5.693%	641	$259,074	78.29%	88.83%	96.31%
13.00-13.49%	202	49,302,200	6.98	6.276	619	244,070	79.99	86.07	95.44
13.50-13.99%	418	98,583,424	13.95	6.790	610	235,846	81.63	73.43	95.97
14.00-14.49%	332	69,942,389	9.90	7.254	608	210,670	83.28	63.11	92.85
14.50-14.99%	855	181,831,186	25.73	7.743	614	212,668	86.86	50.79	88.62
15.00-15.49%	451	80,798,154	11.43	8.230	608	179,153	86.15	48.75	88.91
15.50-15.99%	551	89,012,947	12.60	8.730	602	161,548	85.43	41.50	92.20
16.00-16.99%	368	48,480,993	6.86	9.426	575	131,742	81.12	47.30	87.96
17.00% & Above	148	21,058,594	2.98	10.881	531	142,288	66.32	64.15	90.50
TOTAL	**3,586**	**$706,628,324**	**100.00%**	**7.652%**	**609**	**$197,052**	**83.21%**	**60.02%**	**91.77%**

Distribution by Margin

Margin	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
5.99% & Below	8	$1,503,030	0.21%	5.298%	693	$187,879	76.80%	100.00%	100.00%
6.00- 6.49%	70	17,720,297	2.51	5.390	661	253,147	76.81	93.11	94.52
6.50- 6.99%	3,508	687,404,998	97.28	7.716	607	195,954	83.39	59.08	91.68
TOTAL	**3,586**	**$706,628,324**	**100.00%**	**7.652%**	**609**	**$197,052**	**83.21%**	**60.02%**	**91.77%**

The Mortgage Loans – Fixed Rate Mortgage Loans

Scheduled Principal Balance:	133,911,798
Number of Mortgage Loans:	695
Average Scheduled Principal Balance:	192,679
Weighted Average Gross Coupon:	7.548%
Weighted Average FICO Score:	612
Weighted Average Original LTV Ratio:	77.97%
Weighted Average Stated Remaining Term (months):	349
Weighted Average Seasoning (months):	1

Distribution by Current Principal Balance

Current Principal Balance	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
$0 - $50,000	5	$249,581	0.19%	8.988%	599	$49,916	67.99%	79.98%	80.04%
$50,001 - $75,000	43	2,731,600	2.04	9.056	601	63,526	82.09	80.51	74.08
$75,001 - $100,000	73	6,325,716	4.72	8.119	594	86,654	75.54	67.02	81.91
$100,001 - $125,000	102	11,486,604	8.58	8.043	602	112,614	78.52	82.85	80.63
$125,001 - $150,000	66	9,131,765	6.82	7.931	607	138,360	77.09	69.96	94.15
$150,001 - $200,000	149	26,000,161	19.42	7.598	601	174,498	75.05	64.53	90.24
$200,001 - $250,000	95	21,346,536	15.94	7.503	600	224,700	77.05	63.05	91.44
$250,001 - $300,000	63	17,240,086	12.87	7.278	623	273,652	79.17	60.72	92.03
$300,001 - $350,000	34	11,045,583	8.25	7.485	620	324,870	81.64	52.53	100.00
$350,001 & Above	65	28,354,166	21.17	7.114	631	436,218	79.48	68.68	88.67
TOTAL	**695**	**$133,911,798**	**100.00%**	**7.548%**	**612**	**$192,679**	**77.97%**	**66.11%**	**89.83%**

Distribution by Current Rate

Current Rate	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
5.50- 5.99%	1	$159,171	0.12%	5.990%	625	$159,171	77.34%	100.00%	100.00%
6.00- 6.49%	58	15,208,076	11.36	6.289	640	262,208	70.83	88.90	92.80
6.50- 6.99%	123	30,104,043	22.48	6.800	630	244,748	75.67	69.59	94.67
7.00- 7.49%	97	20,123,508	15.03	7.257	595	207,459	75.57	64.90	92.71
7.50- 7.99%	175	34,367,132	25.66	7.765	617	196,384	81.09	55.83	86.57
8.00- 8.49%	82	13,600,680	10.16	8.241	592	165,862	82.61	72.32	90.29
8.50- 8.99%	92	12,785,101	9.55	8.701	586	138,968	80.94	59.67	85.03
9.00- 9.49%	32	3,831,063	2.86	9.180	591	119,721	80.91	50.13	75.66
9.50- 9.99%	25	2,493,121	1.86	9.720	582	99,725	82.24	62.87	83.71
10.00-10.49%	3	352,800	0.26	10.136	627	117,600	91.89	17.00	76.47
10.50-10.99%	2	107,612	0.08	10.731	524	53,806	79.65	100.00	100.00
11.00-11.49%	2	347,545	0.26	11.141	530	173,773	71.48	100.00	70.45
11.50-11.99%	2	359,830	0.27	11.920	520	179,915	61.91	49.99	100.00
12.50-12.99%	1	72,115	0.05	12.800	534	72,115	65.00	0.00	0.00
TOTAL	**695**	**$133,911,798**	**100.00%**	**7.548%**	**612**	**$192,679**	**77.97%**	**66.11%**	**89.83%**

Distribution by Credit Score

Credit Score	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
500-519	28	$4,721,607	3.53%	8.411%	510	$168,629	74.38%	83.01%	97.82%
520-539	59	9,345,091	6.98	8.231	530	158,391	72.37	79.14	94.70
540-559	66	11,047,011	8.25	8.025	550	167,379	75.76	78.35	95.56
560-579	77	14,054,107	10.50	7.748	569	182,521	73.71	70.83	95.95
580-599	73	14,133,325	10.55	7.396	591	193,607	75.47	70.85	88.95
600-619	100	19,829,378	14.81	7.440	610	198,294	79.72	69.48	91.91
620-639	121	24,639,532	18.40	7.211	630	203,633	76.85	62.53	91.80
640-659	81	16,690,696	12.46	7.388	648	206,058	81.16	47.55	89.64
660-679	27	4,211,257	3.14	7.325	669	155,972	81.91	60.40	83.48
680-699	27	6,758,362	5.05	7.560	689	250,310	87.99	64.16	81.50
700-719	15	3,090,776	2.31	7.320	706	206,052	85.10	54.98	73.94
720-739	10	2,453,360	1.83	7.086	732	245,336	77.12	49.97	59.14
740 & Above	11	2,937,296	2.19	7.338	762	267,027	86.21	56.47	56.16
TOTAL	**695**	**$133,911,798**	**100.00%**	**7.548%**	**612**	**$192,679**	**77.97%**	**66.11%**	**89.83%**

Distribution by Lien Status

Lien Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
First Lien	695	$133,911,798	100.00%	7.548%	612	$192,679	77.97%	66.11%	89.83%
TOTAL	**695**	**$133,911,798**	**100.00%**	**7.548%**	**612**	**$192,679**	**77.97%**	**66.11%**	**89.83%**

Distribution by Original LTV

Original LTV	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
40.00% & Below	6	$841,242	0.63%	8.101%	556	$140,207	35.32%	59.85%	90.73%
40.01 - 50.00%	20	2,681,987	2.00	7.274	595	134,099	47.05	80.07	83.08
50.01 - 60.00%	46	8,179,233	6.11	7.143	605	177,809	55.97	70.90	91.75
60.01 - 70.00%	113	21,846,160	16.31	7.355	593	193,329	66.07	60.86	90.35
70.01 - 80.00%	266	53,603,651	40.03	7.485	610	201,517	78.14	59.47	90.58
80.01 - 85.00%	88	18,566,242	13.86	7.508	603	210,980	84.14	65.23	92.10
85.01 - 90.00%	86	14,447,988	10.79	7.844	626	168,000	89.75	87.16	76.93
90.01 - 95.00%	31	6,821,874	5.09	7.760	651	220,060	94.66	78.59	93.41
95.01 - 100.00%	39	6,923,423	5.17	8.433	663	177,524	99.80	69.84	100.00
TOTAL	**695**	**$133,911,798**	**100.00%**	**7.548%**	**612**	**$192,679**	**77.97%**	**66.11%**	**89.83%**

Distribution by Documentation

Documentation	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Easy Documentation	26	$6,551,757	4.89%	7.330%	622	$251,991	77.52%	0.00%	78.57%
Full Documentation	476	88,524,551	66.11	7.453	605	185,976	78.52	100.00	88.70
Stated Documentation	193	38,835,491	29.00	7.800	625	201,220	76.79	0.00	94.31
TOTAL	**695**	**$133,911,798**	**100.00%**	**7.548%**	**612**	**$192,679**	**77.97%**	**66.11%**	**89.83%**

Distribution by Loan Purpose

Loan Purpose	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Cashout Refi	542	$105,669,195	78.91%	7.510%	602	$194,962	76.28%	66.86%	92.40%
Purchase	136	25,405,445	18.97	7.691	650	186,805	84.46	63.27	79.53
Refinance	17	2,837,158	2.12	7.659	626	166,892	82.81	63.52	86.42
TOTAL	**695**	**$133,911,798**	**100.00%**	**7.548%**	**612**	**$192,679**	**77.97%**	**66.11%**	**89.83%**

Distribution by Occupancy Status

Occupancy Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Owner Occupied	610	$120,298,842	89.83%	7.509%	608	$197,211	77.98%	65.27%	100.00%
Non-Owner Occupied	69	10,512,228	7.85	8.054	647	152,351	77.45	73.64	0.00
Second Home	16	3,100,729	2.32	7.341	651	193,796	79.38	72.88	0.00
TOTAL	**695**	**$133,911,798**	**100.00%**	**7.548%**	**612**	**$192,679**	**77.97%**	**66.11%**	**89.83%**

Distribution by Property Type

Property Type	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Single Family	558	$103,295,233	77.14%	7.507%	607	$185,117	77.39%	70.23%	93.09%
Multi Family	110	26,082,448	19.48	7.640	631	237,113	79.64	51.78	78.36
Condo	27	4,534,117	3.39	7.949	615	167,930	81.52	54.65	81.61
TOTAL	**695**	**$133,911,798**	**100.00%**	**7.548%**	**612**	**$192,679**	**77.97%**	**66.11%**	**89.83%**

Distribution by State

State	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
New York	143	$35,353,101	26.40%	7.413%	621	$247,224	77.50%	56.33%	91.86%
California (Southern)	117	25,395,750	18.96	7.301	614	217,058	75.37	65.85	92.53
Florida	107	15,837,324	11.83	7.847	610	148,012	80.96	68.08	85.80
New Jersey	60	12,475,946	9.32	7.570	603	207,932	72.80	64.80	93.81
California (Northern)	43	8,768,640	6.55	7.290	616	203,922	72.65	68.76	89.51
Massachusetts	12	3,653,987	2.73	7.428	621	304,499	77.53	62.98	79.27
Illinois	22	3,447,762	2.57	7.570	593	156,716	81.79	83.15	92.14
Maryland	17	3,422,396	2.56	7.537	592	201,317	81.89	48.08	86.79
Georgia	16	2,042,107	1.52	8.223	604	127,632	85.62	93.54	90.18
Hawaii	10	1,947,755	1.45	7.557	607	194,775	78.92	73.12	71.24
Pennsylvania	16	1,908,234	1.42	8.022	603	119,265	85.55	88.43	94.30
Others	132	19,658,798	14.68	7.870	605	148,930	82.51	77.10	87.05
TOTAL	**695**	**$133,911,798**	**100.00%**	**7.548%**	**612**	**$192,679**	**77.97%**	**66.11%**	**89.83%**

Distribution by Zip Code

Zip Codes	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
10466	6	$1,489,856	1.11%	8.219%	620	$248,309	73.16%	43.61%	85.57%
11434	4	1,059,687	0.79	7.799	642	264,922	84.63	39.88	100.00
10467	3	984,806	0.74	7.766	679	328,269	82.94	24.35	75.65
11743	2	974,075	0.73	6.345	626	487,037	67.17	72.41	100.00
11236	3	967,217	0.72	7.106	566	322,406	77.83	36.88	100.00
11561	2	928,417	0.69	6.877	729	464,209	85.28	100.00	51.57
11419	2	873,683	0.65	8.420	689	436,841	95.00	0.00	100.00
11208	3	841,216	0.63	7.538	609	280,405	84.49	70.35	100.00
92376	5	790,681	0.59	8.366	595	158,136	81.57	83.19	77.64
92692	2	789,098	0.59	6.354	596	394,549	60.25	41.78	100.00
Others	663	124,213,062	92.76	7.550	610	187,350	77.89	67.34	89.91
TOTAL	**695**	**$133,911,798**	**100.00%**	**7.548%**	**612**	**$192,679**	**77.97%**	**66.11%**	**89.83%**

Distribution by Remaining Months to Maturity

Remaining Months To Maturity	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
0 - 180 Months	32	$4,997,643	3.73%	7.503%	603	$156,176	69.59%	52.43%	91.53%
181 - 240 Months	14	2,382,397	1.78	7.285	617	170,171	78.64	61.41	100.00
241 - 360 Months	649	126,531,758	94.49	7.554	612	194,964	78.29	66.74	89.58
TOTAL	**695**	**$133,911,798**	**100.00%**	**7.548%**	**612**	**$192,679**	**77.97%**	**66.11%**	**89.83%**

Selected Mortgage Loan Data [(1)]

The Group I Mortgage Loans - All Collateral

Scheduled Principal Balance:	$300,337,777
Number of Mortgage Loans:	1,695
Average Scheduled Principal Balance:	$177,190
Weighted Average Gross Coupon:	7.629%
Weighted Average FICO Score:	609
Weighted Average Original LTV Ratio:	83.71%
Weighted Average Stated Remaining Term (months):	357
Weighted Average Seasoning (months):	1
Weighted Average Months to Roll[(2)]:	23
Weighted Average Gross Margin[(2)]:	6.98%
Weighted Average Initial Rate Cap[(2)]:	3.00%
Weighted Average Periodic Rate Cap[(2)]:	1.50%
Weighted Average Gross Maximum Lifetime Rate[(2)]:	14.65%

(1) All percentages calculated herein are percentages of scheduled principal balance as of the Statistical Calculation Date unless otherwise noted.
(2) Represents the weighted average of the adjustable rate mortgage loans in the applicable loan group.

Distribution by Current Principal Balance

Current Principal Balance	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
$0 - $50,000	8	$399,376	0.13%	8.831%	587	$49,922	64.08%	74.98%	100.00%
$50,001 - $75,000	63	4,054,469	1.35	8.664	601	64,357	80.46	65.28	78.34
$75,001 - $100,000	126	11,132,282	3.71	7.887	599	88,351	80.40	69.13	82.32
$100,001 - $125,000	202	22,893,169	7.62	7.943	617	113,333	83.70	71.66	82.78
$125,001 - $150,000	221	30,664,075	10.21	7.853	615	138,751	84.39	68.27	88.43
$150,001 - $200,000	486	84,550,838	28.15	7.554	609	173,973	82.76	61.50	90.22
$200,001 - $250,000	312	69,936,338	23.29	7.570	602	224,155	83.48	56.40	94.36
$250,001 - $300,000	261	71,882,793	23.93	7.463	610	275,413	85.24	52.68	92.82
$300,001 - $350,000	16	4,824,437	1.61	7.764	640	301,527	88.34	37.51	100.00
TOTAL	**1,695**	**$300,337,777**	**100.00%**	**7.629%**	**609**	**$177,190**	**83.71%**	**59.63%**	**90.77%**

Distribution by Current Rate

Current Rate	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
5.00- 5.49%	8	$1,334,355	0.44%	5.327%	652	$166,794	79.46%	100.00%	100.00%
5.50- 5.99%	45	7,275,102	2.42	5.777	626	161,669	79.18	90.15	96.90
6.00- 6.49%	84	14,420,998	4.80	6.278	613	171,679	76.62	96.73	100.00
6.50- 6.99%	256	50,980,789	16.97	6.794	610	199,144	79.93	74.63	94.37
7.00- 7.49%	207	40,093,940	13.35	7.254	605	193,691	81.33	63.57	91.66
7.50- 7.99%	537	100,846,185	33.58	7.759	615	187,796	86.56	51.39	86.10
8.00- 8.49%	221	37,393,115	12.45	8.211	608	169,200	87.17	52.33	91.68
8.50- 8.99%	244	37,472,512	12.48	8.712	596	153,576	84.11	43.44	92.44
9.00- 9.49%	62	8,149,287	2.71	9.190	587	131,440	84.43	58.17	86.22
9.50- 9.99%	24	1,931,968	0.64	9.714	572	80,499	84.15	58.99	93.42
10.00-10.49%	3	222,388	0.07	10.215	521	74,129	65.35	28.78	100.00
10.50-10.99%	3	167,170	0.06	10.599	515	55,723	62.12	32.58	66.10
11.50-11.99%	1	49,967	0.02	11.800	531	49,967	40.00	100.00	100.00
TOTAL	**1,695**	**$300,337,777**	**100.00%**	**7.629%**	**609**	**$177,190**	**83.71%**	**59.63%**	**90.77%**

Distribution by Credit Score

Credit Score	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
500-519	95	$16,865,344	5.62%	8.265%	511	$177,530	74.04%	69.37%	95.78%
520-539	129	21,767,025	7.25	7.921	530	168,737	75.17	66.81	94.73
540-559	178	31,437,245	10.47	7.839	550	176,614	78.00	76.07	93.43
560-579	203	35,939,952	11.97	7.792	570	177,044	79.41	73.64	92.03
580-599	174	31,936,647	10.63	7.376	590	183,544	81.42	77.53	93.21
600-619	227	41,583,578	13.85	7.229	609	183,188	85.29	76.64	91.67
620-639	204	35,138,816	11.70	7.342	629	172,249	83.18	60.40	85.50
640-659	158	27,323,763	9.10	7.512	649	172,935	87.14	45.29	89.92
660-679	98	17,912,349	5.96	7.642	669	182,779	91.70	25.27	91.02
680-699	82	14,165,461	4.72	7.718	688	172,750	93.86	22.70	84.52
700-719	58	10,353,739	3.45	7.846	708	178,513	96.72	14.70	87.27
720-739	43	7,569,814	2.52	7.970	728	176,042	96.69	14.67	87.24
740 & Above	46	8,344,044	2.78	7.873	760	181,392	95.02	22.42	83.77
TOTAL	**1,695**	**$300,337,777**	**100.00%**	**7.629%**	**609**	**$177,190**	**83.71%**	**59.63%**	**90.77%**

Distribution By Lien Status

Lien Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
First Lien	1,695	$300,337,777	100.00%	7.629%	609	$177,190	83.71%	59.63%	90.77%
TOTAL	**1,695**	**$300,337,777**	**100.00%**	**7.629%**	**609**	**$177,190**	**83.71%**	**59.63%**	**90.77%**

Distribution By Original LTV

Original LTV	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
40.00% & Below	17	$1,963,276	0.65%	8.103%	556	$115,487	33.80%	44.57%	100.00%
40.01 - 50.00%	26	3,879,402	1.29	7.184	578	149,208	46.81	67.73	86.06
50.01 - 60.00%	39	6,941,999	2.31	7.211	578	178,000	55.94	60.91	98.27
60.01 - 70.00%	135	23,787,526	7.92	7.522	570	176,204	66.83	54.05	86.13
70.01 - 80.00%	645	114,151,513	38.01	7.501	591	176,979	78.50	55.57	91.58
80.01 - 85.00%	148	27,507,978	9.16	7.431	581	185,865	84.48	81.79	89.41
85.01 - 90.00%	289	49,057,170	16.33	7.817	607	169,748	89.87	86.02	77.12
90.01 - 95.00%	78	14,678,456	4.89	7.415	625	188,185	94.70	86.39	100.00
95.01 - 100.00%	318	58,370,457	19.43	7.972	678	183,555	99.88	30.32	100.00
TOTAL	**1,695**	**$300,337,777**	**100.00%**	**7.629%**	**609**	**$177,190**	**83.71%**	**59.63%**	**90.77%**

Distribution By Documentation

Documentation	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Easy Documentation	35	$6,662,769	2.22%	7.424%	603	$190,365	80.64%	0.00%	87.89%
Full Documentation	1,051	179,095,525	59.63	7.459	591	170,405	83.14	100.00	88.72
Stated Documentation	609	114,579,483	38.15	7.905	637	188,144	84.77	0.00	94.15
TOTAL	**1,695**	**$300,337,777**	**100.00%**	**7.629%**	**609**	**$177,190**	**83.71%**	**59.63%**	**90.77%**

Distribution By Loan Purpose

Loan Purpose	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Cashout Refi	949	$172,845,146	57.55%	7.587%	589	$182,134	79.88%	64.21%	92.54%
Purchase	690	118,381,322	39.42	7.679	638	171,567	89.16	52.45	87.94
Refinance	56	9,111,310	3.03	7.752	596	162,702	85.54	66.07	94.03
TOTAL	**1,695**	**$300,337,777**	**100.00%**	**7.629%**	**609**	**$177,190**	**83.71%**	**59.63%**	**90.77%**

Distribution By Occupancy Status

Occupancy Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Owner Occupied	1,513	$272,624,662	90.77%	7.611%	607	$180,188	83.89%	58.28%	100.00%
Non-Owner Occupied	160	24,119,755	8.03	7.863	630	150,748	82.28	72.42	0.00
Second Home	22	3,593,360	1.20	7.398	609	163,335	79.21	76.13	0.00
TOTAL	**1,695**	**$300,337,777**	**100.00%**	**7.629%**	**609**	**$177,190**	**83.71%**	**59.63%**	**90.77%**

Distribution By Property Type

Property Type	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Condo	134	$22,111,221	7.36%	7.734%	625	$165,009	84.91%	54.18%	89.08%
Multi Family	167	32,631,679	10.86	7.664	617	195,399	81.39	47.87	73.90
Single Family	1,394	245,594,876	81.77	7.614	606	176,180	83.91	61.69	93.17
TOTAL	**1,695**	**$300,337,777**	**100.00%**	**7.629%**	**609**	**$177,190**	**83.71%**	**59.63%**	**90.77%**

Distribution By State

State	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
California (Southern)	279	$55,129,891	18.36%	7.308%	604	$197,598	80.41%	61.64%	92.27%
New York	169	32,063,539	10.68	7.616	606	189,725	78.54	49.18	91.06
California (Northern)	149	29,756,752	9.91	7.435	602	199,710	81.33	63.82	89.79
Illinois	165	27,950,662	9.31	7.858	616	169,398	87.41	50.89	90.08
New Jersey	124	24,785,646	8.25	7.750	596	199,884	79.19	53.98	91.69
Florida	162	24,529,056	8.17	7.876	613	151,414	85.98	60.04	88.99
Colorado	54	10,720,768	3.57	7.273	608	198,533	88.24	77.96	94.30
Georgia	74	9,987,621	3.33	7.860	605	134,968	88.35	70.86	94.41
Minnesota	54	9,757,846	3.25	7.758	614	180,701	87.89	62.80	87.50
Maryland	42	7,559,908	2.52	7.704	600	179,998	86.04	69.16	95.23
Massachusetts	29	6,125,728	2.04	7.639	626	211,232	87.22	64.58	93.90
Others	394	61,970,359	20.63	7.757	617	157,285	86.87	60.16	88.88
TOTAL	**1,695**	**$300,337,777**	**100.00%**	**7.629%**	**609**	**$177,190**	**83.71%**	**59.63%**	**90.77%**

Distribution By Zip Code

Zip Codes	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
11207	6	$1,465,378	0.49%	7.407%	636	$244,230	81.88%	42.87%	100.00%
60639	5	1,193,838	0.40	7.656	622	238,768	87.61	20.71	100.00
95209	5	1,128,351	0.38	7.128	624	225,670	86.87	60.06	100.00
92553	6	1,117,815	0.37	7.191	623	186,303	87.13	61.03	100.00
91977	4	1,032,948	0.34	7.073	612	258,237	78.83	49.54	100.00
90250	4	970,636	0.32	7.597	615	242,659	83.97	43.74	100.00
60623	6	966,351	0.32	7.961	638	161,059	89.29	81.46	66.12
92503	4	928,283	0.31	7.334	613	232,071	85.71	16.15	100.00
11550	4	908,922	0.30	7.882	636	227,231	91.51	52.31	77.68
11203	4	905,515	0.30	7.356	591	226,379	85.99	58.19	100.00
Others	1,647	289,719,738	96.46	7.635	608	175,908	83.63	60.05	90.62
TOTAL	**1,695**	**$300,337,777**	**100.00%**	**7.629%**	**609**	**$177,190**	**83.71%**	**59.63%**	**90.77%**

Distribution By Remaining Months to Maturity

Remaining Months To Maturity	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
0 - 180 Months	17	$2,329,931	0.78%	7.635%	593	$137,055	69.64%	55.80%	95.94%
181 - 240 Months	6	936,654	0.31	7.305	614	156,109	77.06	45.91	100.00
241 - 360 Months	1,672	297,071,191	98.91	7.630	609	177,674	83.84	59.70	90.70
TOTAL	**1,695**	**$300,337,777**	**100.00%**	**7.629%**	**609**	**$177,190**	**83.71%**	**59.63%**	**90.77%**

Distribution By Amortization Type

Amortization	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
2/28	1,300	$232,028,656	77.26%	7.664%	610	$178,484	85.38%	57.95%	91.12%
3/27	67	11,687,964	3.89	7.283	615	174,447	81.99	60.89	89.16
Fixed	328	56,621,157	18.85	7.555	603	172,625	77.20	66.26	89.70
TOTAL	**1,695**	**$300,337,777**	**100.00%**	**7.629%**	**609**	**$177,190**	**83.71%**	**59.63%**	**90.77%**

Distribution By Periodic Cap

Periodic Cap	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
1.50%	1,367	$243,716,620	81.15%	7.646%	610	$178,286	85.22%	58.09%	91.02%
N/A	328	56,621,157	18.85	7.555	603	172,625	77.20	66.26	89.70
TOTAL	**1,695**	**$300,337,777**	**100.00%**	**7.629%**	**609**	**$177,190**	**83.71%**	**59.63%**	**90.77%**

Distribution By Months To Rate Reset

Months To Rate Reset	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
1-12	1	$198,000	0.07%	7.600%	736	$198,000	90.00%	100.00%	0.00%
13-24	1,299	231,830,656	77.19	7.664	610	178,469	85.38	57.92	91.19
25-36	67	11,687,964	3.89	7.283	615	174,447	81.99	60.89	89.16
N/A	328	56,621,157	18.85	7.555	603	172,625	77.20	66.26	89.70
TOTAL	**1,695**	**$300,337,777**	**100.00%**	**7.629%**	**609**	**$177,190**	**83.71%**	**59.63%**	**90.77%**

Distribution By Life Maximum Rate

Life Maximum Rate	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
12.99% & Below	52	$8,450,285	2.81%	5.702%	630	$162,505	79.26%	91.52%	97.33%
13.00-13.49%	66	11,572,440	3.85	6.270	609	175,340	79.71	98.52	100.00
13.50-13.99%	196	39,217,649	13.06	6.788	609	200,090	82.01	77.43	94.69
14.00-14.49%	154	29,630,282	9.87	7.263	608	192,404	83.51	61.61	91.74
14.50-14.99%	429	81,697,882	27.20	7.756	617	190,438	87.84	48.55	86.37
15.00-15.49%	182	31,381,555	10.45	8.207	614	172,426	88.83	49.21	91.16
15.50-15.99%	206	32,186,769	10.72	8.716	597	156,246	84.65	41.37	93.91
16.00-16.99%	75	9,140,234	3.04	9.280	586	121,870	84.32	57.25	86.84
17.00% & Above	7	439,525	0.15	10.541	520	62,789	61.24	38.32	87.10
N/A	328	56,621,157	18.85	7.555	603	172,625	77.20	66.26	89.70
TOTAL	**1,695**	**$300,337,777**	**100.00%**	**7.629%**	**609**	**$177,190**	**83.71%**	**59.63%**	**90.77%**

Distribution By Margin

Margin	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
5.99% & Below	2	$314,339	0.10%	6.099%	625	$157,169	73.66%	100.00%	100.00%
6.00- 6.49%	12	2,004,334	0.67	5.427	650	167,028	80.93	92.03	100.00
6.50- 6.99%	1,353	241,397,947	80.38	7.666	610	178,417	85.27	57.76	90.93
N/A	328	56,621,157	18.85	7.555	603	172,625	77.20	66.26	89.70
TOTAL	**1,695**	**$300,337,777**	**100.00%**	**7.629%**	**609**	**$177,190**	**83.71%**	**59.63%**	**90.77%**

The Group I Mortgage Loans – Adjustable Rate Mortgage Loans

Scheduled Principal Balance:	$243,716,620
Number of Mortgage Loans:	1,367
Average Scheduled Principal Balance:	$178,286
Weighted Average Gross Coupon:	7.646%
Weighted Average FICO Score:	610
Weighted Average Original LTV Ratio:	85.22%
Weighted Average Stated Remaining Term (months):	359
Weighted Average Seasoning (months):	1
Weighted Average Months to Roll:	23
Weighted Average Gross Margin:	6.98%
Weighted Average Initial Rate Cap:	3.00%
Weighted Average Periodic Rate Cap:	1.50%
Weighted Average Gross Maximum Lifetime Rate:	14.65%

Distribution by Current Principal Balance

Current Principal Balance	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
$0 - $50,000	5	$249,584	0.10%	8.692%	577	$49,917	60.24%	79.97%	100.00%
$50,001 - $75,000	53	3,414,734	1.40	8.698	600	64,429	79.81	58.78	78.00
$75,001 - $100,000	101	8,989,420	3.69	7.808	603	89,004	81.81	72.35	80.01
$100,001 - $125,000	148	16,809,602	6.90	8.002	618	113,578	85.38	66.24	85.40
$125,001 - $150,000	183	25,371,040	10.41	7.897	618	138,640	86.21	67.11	86.52
$150,001 - $200,000	394	68,325,963	28.04	7.570	610	173,416	84.70	61.64	90.56
$200,001 - $250,000	248	55,456,271	22.75	7.608	605	223,614	85.03	54.03	94.19
$250,001 - $300,000	221	60,877,887	24.98	7.471	608	275,466	86.06	51.62	93.78
$300,001 - $350,000	14	4,222,118	1.73	7.694	648	301,580	90.51	28.59	100.00
TOTAL	**1,367**	**$243,716,620**	**100.00%**	**7.646%**	**610**	**$178,286**	**85.22%**	**58.09%**	**91.02%**

Distribution By Current Rate

Current Rate	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
5.00- 5.49%	8	$1,334,355	0.55%	5.327%	652	$166,794	79.46%	100.00%	100.00%
5.50- 5.99%	44	7,115,931	2.92	5.772	626	161,726	79.22	89.93	96.83
6.00- 6.49%	66	11,572,440	4.75	6.270	609	175,340	79.71	98.52	100.00
6.50- 6.99%	196	39,217,649	16.09	6.788	609	200,090	82.01	77.43	94.69
7.00- 7.49%	154	29,630,282	12.16	7.263	608	192,404	83.51	61.61	91.74
7.50- 7.99%	429	81,697,882	33.52	7.756	617	190,438	87.84	48.55	86.37
8.00- 8.49%	182	31,381,555	12.88	8.207	614	172,426	88.83	49.21	91.16
8.50- 8.99%	207	32,310,769	13.26	8.717	598	156,091	84.63	41.21	93.55
9.00- 9.49%	54	7,357,387	3.02	9.187	588	136,248	84.61	58.66	87.07
9.50- 9.99%	20	1,658,847	0.68	9.720	568	82,942	83.32	55.25	92.34
10.00-10.49%	3	222,388	0.09	10.215	521	74,129	65.35	28.78	100.00
10.50-10.99%	3	167,170	0.07	10.599	515	55,723	62.12	32.58	66.10
11.50-11.99%	1	49,967	0.02	11.800	531	49,967	40.00	100.00	100.00
TOTAL	**1,367**	**$243,716,620**	**100.00%**	**7.646%**	**610**	**$178,286**	**85.22%**	**58.09%**	**91.02%**

Distribution By Credit Score

Credit Score	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
500-519	80	$14,323,536	5.88%	8.342%	511	$179,044	73.99%	66.06%	95.03%
520-539	99	17,182,200	7.05	7.933	531	173,558	76.54	63.73	93.92
540-559	147	26,037,714	10.68	7.860	550	177,127	78.46	75.35	93.40
560-579	160	28,622,889	11.74	7.817	570	178,893	81.04	72.98	91.41
580-599	139	25,627,782	10.52	7.335	589	184,373	82.53	78.88	93.36
600-619	171	31,102,213	12.76	7.146	610	181,884	86.76	79.91	91.55
620-639	159	27,663,395	11.35	7.365	629	173,984	85.54	60.84	82.89
640-659	125	21,380,186	8.77	7.551	649	171,041	89.48	46.73	90.38
660-679	87	16,307,171	6.69	7.649	669	187,439	92.33	21.86	93.65
680-699	70	12,216,120	5.01	7.780	689	174,516	95.95	17.01	89.02
700-719	50	8,969,487	3.68	7.890	709	179,390	97.68	10.33	91.18
720-739	41	7,341,373	3.01	7.974	728	179,058	96.89	12.01	89.96
740 & Above	39	6,942,557	2.85	7.877	761	178,014	97.05	19.02	86.70
TOTAL	**1,367**	**$243,716,620**	**100.00%**	**7.646%**	**610**	**$178,286**	**85.22%**	**58.09%**	**91.02%**

Distribution By Lien Status

Lien Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
First Lien	1,367	$243,716,620	100.00%	7.646%	610	$178,286	85.22%	58.09%	91.02%
TOTAL	**1,367**	**$243,716,620**	**100.00%**	**7.646%**	**610**	**$178,286**	**85.22%**	**58.09%**	**91.02%**

Distribution By Original LTV

Original LTV	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
40.00% & Below	13	$1,335,714	0.55%	8.227%	556	$102,747	33.00%	37.97%	100.00%
40.01 - 50.00%	12	1,830,305	0.75	7.237	561	152,525	46.39	44.67	79.53
50.01 - 60.00%	16	2,992,001	1.23	7.416	562	187,000	55.43	35.75	100.00
60.01 - 70.00%	83	15,133,325	6.21	7.605	560	182,329	67.06	47.34	84.28
70.01 - 80.00%	520	91,453,936	37.52	7.495	588	175,873	78.57	56.93	92.06
80.01 - 85.00%	116	21,235,023	8.71	7.385	580	183,061	84.59	85.01	88.66
85.01 - 90.00%	245	42,289,347	17.35	7.804	604	172,610	89.88	86.05	77.64
90.01 - 95.00%	61	11,658,677	4.78	7.325	627	191,126	94.67	82.86	100.00
95.01 - 100.00%	301	55,788,293	22.89	7.962	679	185,343	99.90	28.43	100.00
TOTAL	**1,367**	**$243,716,620**	**100.00%**	**7.646%**	**610**	**$178,286**	**85.22%**	**58.09%**	**91.02%**

Distribution By Documentation

Documentation	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Full Documentation	826	$141,581,131	58.09%	7.444%	590	$171,406	84.61%	100.00%	88.94%
Stated Documentation	517	97,587,669	40.04	7.945	640	188,758	86.23	0.00	93.99
Easy Documentation	24	4,547,820	1.87	7.507	594	189,492	82.47	0.00	92.12
TOTAL	**1,367**	**$243,716,620**	**100.00%**	**7.646%**	**610**	**$178,286**	**85.22%**	**58.09%**	**91.02%**

Distribution By Loan Purpose

Loan Purpose	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Cashout Refi	694	$128,089,043	52.56%	7.619%	588	$184,566	81.42%	63.18%	91.99%
Purchase	626	107,915,967	44.28	7.671	638	172,390	89.71	51.43	89.51
Refinance	47	7,711,610	3.16	7.736	588	164,077	85.52	66.90	96.07
TOTAL	**1,367**	**$243,716,620**	**100.00%**	**7.646%**	**610**	**$178,286**	**85.22%**	**58.09%**	**91.02%**

Distribution By Occupancy Status

Occupancy Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Owner Occupied	1,222	$221,833,821	91.02%	7.628%	609	$181,533	85.48%	56.76%	100.00%
Non-Owner Occupied	133	19,834,915	8.14	7.880	624	149,135	82.93	71.37	0.00
Second Home	12	2,047,884	0.84	7.341	600	170,657	78.67	73.52	0.00
TOTAL	**1,367**	**$243,716,620**	**100.00%**	**7.646%**	**610**	**$178,286**	**85.22%**	**58.09%**	**91.02%**

Distribution By Property Type

Property Type	Number Of Mortgage	Aggregate Principal	Pct Of Mort	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Orig	Pct Full Doc	Pct. Owner Occupied
Single Family	1,126	$199,911,620	82.03%	7.625%	608	$177,541	85.39%	60.11%	93.22%
Multi Family	124	24,544,709	10.07	7.718	616	197,941	83.60	45.53	73.12
Condo	117	19,260,291	7.90	7.769	624	164,618	85.48	53.21	90.99
TOTAL	**1,367**	**$243,716,620**	**100.00%**	**7.646%**	**610**	**$178,286**	**85.22%**	**58.09%**	**91.02%**

Distribution By State

State	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
California (Southern)	218	$43,589,945	17.89%	7.290%	604	$199,954	81.62%	62.23%	92.26%
California (Northern)	129	26,207,691	10.75	7.464	602	203,160	82.84	64.91	88.88
Illinois	152	25,788,327	10.58	7.872	618	169,660	87.56	47.11	89.25
New Jersey	102	20,602,288	8.45	7.775	593	201,983	81.09	49.80	92.09
New York	95	18,379,372	7.54	7.755	608	193,467	81.88	40.19	92.56
Florida	115	18,029,683	7.40	7.924	615	156,780	87.82	55.94	90.59
Colorado	49	9,799,419	4.02	7.218	615	199,988	88.84	78.22	93.77
Georgia	67	9,027,523	3.70	7.849	607	134,739	89.25	67.76	95.11
Minnesota	49	8,717,576	3.58	7.773	614	177,910	88.35	65.33	87.43
Maryland	34	6,004,164	2.46	7.740	606	176,593	86.89	69.97	93.99
Massachusetts	27	5,788,986	2.38	7.654	626	214,407	88.42	65.75	93.54
Others	330	51,781,646	21.25	7.750	619	156,914	87.73	58.09	89.87
TOTAL	**1,367**	**$243,716,620**	**100.00%**	**7.646%**	**610**	**$178,286**	**85.22%**	**58.09%**	**91.02%**

Distribution By Zip Code

Zip Codes	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
60639	5	$1,193,838	0.49%	7.656%	622	$238,768	87.61%	20.71%	100.00%
95209	5	1,128,351	0.46	7.128	624	225,670	86.87	60.06	100.00
92553	6	1,117,815	0.46	7.191	623	186,303	87.13	61.03	100.00
11207	4	1,078,860	0.44	7.585	655	269,715	87.88	22.40	100.00
91977	4	1,032,948	0.42	7.073	612	258,237	78.83	49.54	100.00
94605	4	905,507	0.37	7.849	529	226,377	68.59	54.14	100.00
60623	5	835,039	0.34	7.954	642	167,008	89.18	78.54	60.80
60630	3	779,146	0.32	7.821	608	259,715	85.69	0.00	100.00
85242	4	778,717	0.32	7.942	567	194,679	77.99	33.65	100.00
92504	4	776,105	0.32	7.764	607	194,026	82.44	71.07	77.33
Others	1,323	234,090,294	96.05	7.649	610	176,939	85.29	58.64	90.87
TOTAL	**1,367**	**$243,716,620**	**100.00%**	**7.646%**	**610**	**$178,286**	**85.22%**	**58.09%**	**91.02%**

Distribution By Remaining Months to Maturity

Remaining Months To Maturity	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
241 - 360 Months	1,367	$243,716,620	100.00%	7.646%	610	$178,286	85.22%	58.09%	91.02%
TOTAL	**1,367**	**$243,716,620**	**100.00%**	**7.646%**	**610**	**$178,286**	**85.22%**	**58.09%**	**91.02%**

Distribution By Amortization Type

Amortization	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
2/28	1,300	$232,028,656	95.20%	7.664%	610	$178,484	85.38%	57.95%	91.12%
3/27	67	11,687,964	4.80	7.283	615	174,447	81.99	60.89	89.16
TOTAL	**1,367**	**$243,716,620**	**100.00%**	**7.646%**	**610**	**$178,286**	**85.22%**	**58.09%**	**91.02%**

Distribution By Periodic Cap

Periodic Cap	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
1.50%	1,367	$243,716,620	100.00%	7.646%	610	$178,286	85.22%	58.09%	91.02%
TOTAL	**1,367**	**$243,716,620**	**100.00%**	**7.646%**	**610**	**$178,286**	**85.22%**	**58.09%**	**91.02%**

Distribution By Months To Rate Reset

Months To Rate Reset	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
1-12	1	$198,000	0.08%	7.600%	736	$198,000	90.00%	100.00%	0.00%
13-24	1,299	231,830,656	95.12	7.664	610	178,469	85.38	57.92	91.19
25-36	67	11,687,964	4.80	7.283	615	174,447	81.99	60.89	89.16
TOTAL	**1,367**	**$243,716,620**	**100.00%**	**7.646%**	**610**	**$178,286**	**85.22%**	**58.09%**	**91.02%**

Distribution By Life Maximum Rate

Life Maximum Rate	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
12.99% & Below	52	$8,450,285	3.47%	5.702%	630	$162,505	79.26%	91.52%	97.33%
13.00-13.49%	66	11,572,440	4.75	6.270	609	175,340	79.71	98.52	100.00
13.50-13.99%	196	39,217,649	16.09	6.788	609	200,090	82.01	77.43	94.69
14.00-14.49%	154	29,630,282	12.16	7.263	608	192,404	83.51	61.61	91.74
14.50-14.99%	429	81,697,882	33.52	7.756	617	190,438	87.84	48.55	86.37
15.00-15.49%	182	31,381,555	12.88	8.207	614	172,426	88.83	49.21	91.16
15.50-15.99%	206	32,186,769	13.21	8.716	597	156,246	84.65	41.37	93.91
16.00-16.99%	75	9,140,234	3.75	9.280	586	121,870	84.32	57.25	86.84
17.00% & Above	7	439,525	0.18	10.541	520	62,789	61.24	38.32	87.10
TOTAL	**1,367**	**$243,716,620**	**100.00%**	**7.646%**	**610**	**$178,286**	**85.22%**	**58.09%**	**91.02%**

Distribution By Margin

Margin	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
5.99% & Below	2	$314,339	0.13%	6.099%	625	$157,169	73.66%	100.00%	100.00%
6.00- 6.49%	12	2,004,334	0.82	5.427	650	167,028	80.93	92.03	100.00
6.50- 6.99%	1,353	241,397,947	99.05	7.666	610	178,417	85.27	57.76	90.93
TOTAL	**1,367**	**$243,716,620**	**100.00%**	**7.646%**	**610**	**$178,286**	**85.22%**	**58.09%**	**91.02%**

The Group I Mortgage Loans – Fixed Rate Mortgage Loans

Scheduled Principal Balance:	$56,621,157
Number of Mortgage Loans:	328
Average Scheduled Principal Balance:	$172,625
Weighted Average Gross Coupon:	7.555%
Weighted Average FICO Score:	603
Weighted Average Original LTV Ratio:	77.20%
Weighted Average Stated Remaining Term (months):	349
Weighted Average Seasoning (months):	1

Distribution by Current Principal Balance

Current Principal Balance	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Avg. Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
$0 - $50,000	3	$149,792	0.26%	9.063%	604	$49,931	70.49%	66.65%	100.00%
$50,001 - $75,000	10	639,735	1.13	8.482	609	63,974	83.93	100.00	80.16
$75,001 - $100,000	25	2,142,861	3.78	8.221	584	85,714	74.48	55.60	92.02
$100,001 - $125,000	54	6,083,567	10.74	7.782	613	112,659	79.05	86.63	75.53
$125,001 - $150,000	38	5,293,035	9.35	7.640	601	139,290	75.64	73.82	97.57
$150,001 - $200,000	92	16,224,875	28.66	7.487	601	176,357	74.61	60.89	88.77
$200,001 - $250,000	64	14,480,066	25.57	7.426	590	226,251	77.53	65.48	95.02
$250,001 - $300,000	40	11,004,906	19.44	7.417	621	275,123	80.75	58.55	87.52
$300,001 - $350,000	2	602,319	1.06	8.250	589	301,160	73.14	100.00	100.00
TOTAL	**328**	**$56,621,157**	**100.00%**	**7.555%**	**603**	**$172,625**	**77.20%**	**66.26%**	**89.70%**

Distribution By Current Rate

Current Rate	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
5.50- 5.99%	1	$159,171	0.28%	5.990%	625	$159,171	77.34%	100.00%	100.00%
6.00- 6.49%	18	2,848,558	5.03	6.312	628	158,253	64.06	89.46	100.00
6.50- 6.99%	60	11,763,141	20.78	6.816	612	196,052	72.97	65.26	93.30
7.00- 7.49%	53	10,463,658	18.48	7.230	597	197,428	75.18	69.14	91.43
7.50- 7.99%	108	19,148,303	33.82	7.771	609	177,299	81.07	63.48	84.92
8.00- 8.49%	39	6,011,560	10.62	8.231	579	154,143	78.47	68.66	94.36
8.50- 8.99%	37	5,161,744	9.12	8.678	588	139,507	80.84	57.45	85.50
9.00- 9.49%	8	791,900	1.40	9.212	583	98,988	82.71	53.63	78.31
9.50- 9.99%	4	273,122	0.48	9.677	595	68,280	89.19	81.71	100.00
TOTAL	**328**	**$56,621,157**	**100.00%**	**7.555%**	**603**	**$172,625**	**77.20%**	**66.26%**	**89.70%**

Distribution By Credit Score

Credit Score	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
500-519	15	$2,541,808	4.49%	7.829%	509	$169,454	74.32%	88.02%	100.00%
520-539	30	4,584,826	8.10	7.876	530	152,828	70.03	78.36	97.77
540-559	31	5,399,531	9.54	7.736	551	174,178	75.79	79.57	93.58
560-579	43	7,317,064	12.92	7.695	570	170,164	73.06	76.22	94.45
580-599	35	6,308,865	11.14	7.543	591	180,253	76.94	72.02	92.61
600-619	56	10,481,366	18.51	7.477	608	187,167	80.91	66.95	92.02
620-639	45	7,475,421	13.20	7.255	629	166,120	74.45	58.76	95.15
640-659	33	5,943,577	10.50	7.371	647	180,108	78.72	40.09	88.24
660-679	11	1,605,178	2.83	7.570	667	145,925	85.38	59.98	64.23
680-699	12	1,949,341	3.44	7.329	686	162,445	80.76	58.38	56.36
700-719	8	1,384,252	2.44	7.559	706	173,031	90.49	43.00	61.95
720-739	2	228,441	0.40	7.837	727	114,221	90.00	100.00	0.00
740 & Above	7	1,401,488	2.48	7.850	756	200,213	84.95	39.25	69.26
TOTAL	**328**	**$56,621,157**	**100.00%**	**7.555%**	**603**	**$172,625**	**77.20%**	**66.26%**	**89.70%**

Distribution By Lien Status

Lien Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
First Lien	328	$56,621,157	100.00%	7.555%	603	$172,625	77.20%	66.26%	89.70%
TOTAL	**328**	**$56,621,157**	**100.00%**	**7.555%**	**603**	**$172,625**	**77.20%**	**66.26%**	**89.70%**

Distribution By Original LTV

Original LTV	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
40.00% & Below	4	$627,562	1.11%	7.838%	555	$156,891	35.50%	58.60%	100.00%
40.01 - 50.00%	14	2,049,098	3.62	7.136	594	146,364	47.18	88.32	91.90
50.01 - 60.00%	23	3,949,998	6.98	7.055	590	171,739	56.32	79.97	96.97
60.01 - 70.00%	52	8,654,202	15.28	7.377	589	166,427	66.43	65.77	89.35
70.01 - 80.00%	125	22,697,577	40.09	7.528	603	181,581	78.24	50.09	89.64
80.01 - 85.00%	32	6,272,955	11.08	7.590	584	196,030	84.13	70.89	91.94
85.01 - 90.00%	44	6,767,823	11.95	7.897	622	153,814	89.78	85.87	73.91
90.01 - 95.00%	17	3,019,779	5.33	7.763	615	177,634	94.84	100.00	100.00
95.01 - 100.00%	17	2,582,163	4.56	8.190	663	151,892	99.54	71.19	100.00
TOTAL	**328**	**$56,621,157**	**100.00%**	**7.555%**	**603**	**$172,625**	**77.20%**	**66.26%**	**89.70%**

Distribution By Documentation

Documentation	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Full Documentation	225	$37,514,393	66.26%	7.517%	593	$166,731	77.59%	100.00%	87.90%
Stated Documentation	92	16,991,814	30.01	7.678	621	184,694	76.38	0.00	95.05
Easy Documentation	11	2,114,949	3.74	7.246	624	192,268	76.71	0.00	78.81
TOTAL	**328**	**$56,621,157**	**100.00%**	**7.555%**	**603**	**$172,625**	**77.20%**	**66.26%**	**89.70%**

Distribution By Loan Purpose

Loan Purpose	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Cashout Refi	255	$44,756,103	79.04%	7.498%	593	$175,514	75.47%	67.18%	94.12%
Purchase	64	10,465,355	18.48	7.759	640	163,521	83.46	62.92	71.72
Refinance	9	1,399,699	2.47	7.844	638	155,522	85.64	61.47	82.76
TOTAL	**328**	**$56,621,157**	**100.00%**	**7.555%**	**603**	**$172,625**	**77.20%**	**66.26%**	**89.70%**

Distribution By Occupancy Status

Occupancy Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Owner Occupied	291	$50,790,841	89.70%	7.538%	598	$174,539	76.94%	64.92%	100.00%
Non-Owner Occupied	27	4,284,839	7.57	7.786	657	158,698	79.27	77.26	0.00
Second Home	10	1,545,476	2.73	7.473	621	154,548	79.93	79.60	0.00
TOTAL	**328**	**$56,621,157**	**100.00%**	**7.555%**	**603**	**$172,625**	**77.20%**	**66.26%**	**89.70%**

Distribution By Property Type

Property Type	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Single Family	268	$45,683,256	80.68%	7.568%	598	$170,460	77.39%	68.60%	92.93%
Multi Family	43	8,086,971	14.28	7.503	619	188,069	74.71	54.97	76.27
Condo	17	2,850,930	5.04	7.497	630	167,702	81.11	60.74	76.12
TOTAL	**328**	**$56,621,157**	**100.00%**	**7.555%**	**603**	**$172,625**	**77.20%**	**66.26%**	**89.70%**

Distribution By State

State	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
New York	74	$13,684,167	24.17%	7.428%	603	$184,921	74.05%	61.24%	89.05%
California (Southern)	61	11,539,946	20.38	7.377	605	189,179	75.80	59.39	92.29
Florida	47	6,499,373	11.48	7.744	606	138,285	80.90	71.43	84.53
New Jersey	22	4,183,358	7.39	7.626	614	190,153	69.84	74.62	89.70
California (Northern)	20	3,549,061	6.27	7.220	600	177,453	70.11	55.75	96.51
Illinois	13	2,162,335	3.82	7.690	594	166,333	85.58	95.97	100.00
Hawaii	10	1,947,755	3.44	7.557	607	194,775	78.92	73.12	71.24
Maryland	8	1,555,743	2.75	7.567	578	194,468	82.76	66.02	100.00
Texas	7	1,123,644	1.98	8.647	595	160,521	82.28	67.20	62.75
North Carolina	6	1,043,950	1.84	7.954	589	173,992	87.37	81.58	100.00
Minnesota	5	1,040,271	1.84	7.640	613	208,054	84.07	41.61	88.09
Others	55	8,291,555	14.64	7.725	600	150,756	81.70	72.02	90.61
TOTAL	**328**	**$56,621,157**	**100.00%**	**7.555%**	**603**	**$172,625**	**77.20%**	**66.26%**	**89.70%**

Distribution By Zip Code

Zip Codes	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
10466	3	$593,782	1.05%	7.584%	621	$197,927	70.18%	41.26%	100.00%
96707	3	551,896	0.97	7.022	656	183,965	73.54	66.51	68.71
11208	2	509,214	0.90	7.399	579	254,607	77.63	51.02	100.00
12563	2	484,133	0.86	7.397	545	242,066	85.00	100.00	50.88
11550	2	471,238	0.83	8.108	592	235,619	88.02	57.85	100.00
93550	2	450,900	0.80	7.633	665	225,450	97.21	55.83	100.00
11207	2	386,519	0.68	6.909	582	193,259	65.14	100.00	100.00
07203	2	377,600	0.67	8.207	732	188,800	90.00	0.00	100.00
92503	2	372,226	0.66	7.598	585	186,113	80.52	40.27	100.00
90723	2	364,439	0.64	7.750	587	182,220	73.19	0.00	100.00
Others	306	52,059,209	91.94	7.556	602	170,128	76.97	67.42	89.59
TOTAL	**328**	**$56,621,157**	**100.00%**	**7.555%**	**603**	**$172,625**	**77.20%**	**66.26%**	**89.70%**

Distribution By Remaining Months to Maturity

Remaining Months To Maturity	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
0 - 180 Months	17	$2,329,931	4.11%	7.635%	593	$137,055	69.64%	55.80%	95.94%
181 - 240 Months	6	936,654	1.65	7.305	614	156,109	77.06	45.91	100.00
241 - 360 Months	305	53,354,571	94.23	7.556	603	174,933	77.53	67.07	89.25
TOTAL	**328**	**$56,621,157**	**100.00%**	**7.555%**	**603**	**$172,625**	**77.20%**	**66.26%**	**89.70%**

The Group II Mortgage Loans - All Collateral (1)

Scheduled Principal Balance:	$299,780,998
Number of Mortgage Loans Loans:	1,894
Average Scheduled Principal Balance:	$158,279
Weighted Average Gross Coupon:	7.756%
Weighted Average FICO Score:	601
Weighted Average Original LTV Ratio:	80.41%
Weighted Average Stated Remaining Term (months):	357
Weighted Average Seasoning (months):	1
Weighted Average Months to Roll(2):	23
Weighted Average Gross Margin(2):	6.94%
Weighted Average Initial Rate Cap(2):	3.00%
Weighted Average Periodic Rate Cap(2):	1.50%
Weighted Average Gross Maximum Lifetime Rate(2):	14.76%

(1) *All percentages calculated herein are percentages of scheduled principal balance as of the Statistical Calculation Date unless otherwise noted.*
(2) Represents the weighted average of the adjustable rate mortgage loans in the applicable loan group.

Distribution by Current Principal Balance

Current Principal Balance	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
$50,001 - $75,000	209	$13,478,277	4.50%	8.841%	588	$64,489	79.76%	74.28%	80.05%
$75,001 - $100,000	299	26,051,222	8.69	8.357	589	87,128	80.30	73.10	81.55
$100,001 - $125,000	278	31,305,666	10.44	8.394	591	112,610	80.65	69.35	84.64
$125,001 - $150,000	240	33,065,958	11.03	8.355	591	137,775	80.76	69.19	85.76
$150,001 - $200,000	358	62,040,367	20.70	7.716	594	173,297	79.32	67.64	93.42
$200,001 - $250,000	223	50,120,240	16.72	7.231	610	224,754	79.28	66.30	92.16
$250,001 - $300,000	162	44,252,289	14.76	7.143	614	273,162	81.31	66.61	94.47
$300,001 - $350,000	122	38,209,050	12.75	7.422	617	313,189	82.23	49.14	98.39
$350,001 & Above	3	1,257,930	0.42	6.656	643	419,310	85.96	68.24	62.52
TOTAL	**1,894**	**$299,780,998**	**100.00%**	**7.756%**	**601**	**$158,279**	**80.41%**	**66.03%**	**90.48%**

Distribution By Current Rate

Current Rate	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
4.99% & Below	2	$428,619	0.14%	4.750%	752	$214,309	80.00%	100.00%	100.00%
5.00- 5.49%	30	7,244,492	2.42	5.286	657	241,483	76.44	95.59	93.49
5.50- 5.99%	114	27,065,855	9.03	5.788	640	237,420	79.00	86.32	96.88
6.00- 6.49%	110	23,144,984	7.72	6.274	628	210,409	78.43	86.26	95.02
6.50- 6.99%	174	32,827,756	10.95	6.783	616	188,665	77.93	70.92	97.37
7.00- 7.49%	163	27,290,747	9.10	7.252	607	167,428	80.20	69.49	91.21
7.50- 7.99%	335	53,597,177	17.88	7.750	602	159,992	82.97	62.30	87.59
8.00- 8.49%	259	38,552,352	12.86	8.245	593	148,851	82.68	60.65	85.73
8.50- 8.99%	341	45,341,766	15.12	8.745	585	132,967	83.07	53.20	89.47
9.00- 9.49%	161	18,438,098	6.15	9.203	590	114,522	83.17	51.63	86.84
9.50- 9.99%	120	14,204,905	4.74	9.731	552	118,374	76.97	52.88	82.58
10.00-10.49%	36	4,981,727	1.66	10.219	535	138,381	72.34	56.03	97.20
10.50-10.99%	30	3,869,935	1.29	10.772	533	128,998	65.78	64.99	89.55
11.00-11.49%	9	1,276,635	0.43	11.189	524	141,848	64.28	80.40	91.95
11.50-11.99%	10	1,515,951	0.51	11.733	537	151,595	59.98	50.10	77.07
TOTAL	**1,894**	**$299,780,998**	**100.00%**	**7.756%**	**601**	**$158,279**	**80.41%**	**66.03%**	**90.48%**

Distribution By Credit Score

Credit Score	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
500-519	134	$20,236,563	6.75%	9.128%	511	151,019%	73.07%	72.64%	91.29%
520-539	234	34,782,185	11.60	8.695	530	148,642	74.44	64.12	95.15
540-559	231	32,417,105	10.81	8.360	550	140,334	77.48	69.40	95.37
560-579	201	29,252,268	9.76	8.030	570	145,534	79.05	73.43	94.73
580-599	200	28,910,417	9.64	7.529	590	144,552	79.47	79.48	89.11
600-619	218	34,182,833	11.40	7.271	609	156,802	80.98	79.44	86.82
620-639	258	44,674,949	14.90	7.073	629	173,159	81.79	68.69	88.61
640-659	173	31,309,114	10.44	7.172	648	180,978	82.93	54.75	90.27
660-679	87	15,201,397	5.07	7.338	669	174,729	85.23	45.61	94.64
680-699	64	11,123,616	3.71	7.685	689	173,807	93.41	40.50	82.65
700-719	39	7,206,989	2.40	7.477	710	184,795	89.79	30.92	76.66
720-739	26	4,899,488	1.63	7.221	728	188,442	86.98	56.01	74.99
740 & Above	28	5,359,214	1.79	6.933	761	191,400	89.45	48.46	88.44
N/A	1	224,861	0.08	8.400	N/A	224,861	41.67	0.00	100.00
TOTAL	**1,894**	**$299,780,998**	**100.00%**	**7.756%**	**601**	**$158,279**	**80.41%**	**66.03%**	**90.48%**

Distribution By Lien Status

Lien Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
First Lien	1,894	$299,780,998	100.00%	7.756%	601	$158,279	80.41%	66.03%	90.48%
TOTAL	**1,894**	**$299,780,998**	**100.00%**	**7.756%**	**601**	**$158,279**	**80.41%**	**66.03%**	**90.48%**

Distribution By Original LTV

Original LTV	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
40.00% & Below	17	$1,858,432	0.62%	8.730%	556	$109,320	33.43%	59.99%	79.94%
40.01 - 50.00%	21	2,830,181	0.94	8.323	586	134,771	46.37	31.36	78.11
50.01 - 60.00%	75	11,173,607	3.73	7.902	587	148,981	56.78	60.92	85.38
60.01 - 70.00%	219	35,570,745	11.87	8.286	568	162,423	66.76	51.19	90.29
70.01 - 80.00%	854	141,206,093	47.10	7.429	596	165,347	78.60	65.23	94.06
80.01 - 85.00%	180	27,664,220	9.23	7.583	585	153,690	84.54	81.84	92.69
85.01 - 90.00%	322	43,848,003	14.63	8.041	610	136,174	89.88	90.02	72.69
90.01 - 95.00%	43	7,187,037	2.40	7.520	636	167,140	94.78	81.99	100.00
95.01 - 100.00%	163	28,442,679	9.49	8.327	673	174,495	99.92	38.03	99.67
TOTAL	**1,894**	**$299,780,998**	**100.00%**	**7.756%**	**601**	**$158,279**	**80.41%**	**66.03%**	**90.48%**

Distribution By Documentation

Documentation	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Easy Documentation	39	$6,646,135	2.22%	7.584%	592	$170,414	80.45%	0.00%	83.80%
Full Documentation	1,292	197,947,465	66.03	7.543	595	153,210	81.02	100.00	89.85
Stated Documentation	563	95,187,398	31.75	8.212	615	169,072	79.14	0.00	92.25
TOTAL	**1,894**	**$299,780,998**	**100.00%**	**7.756%**	**601**	**$158,279**	**80.41%**	**66.03%**	**90.48%**

Distribution By Loan Purpose

Loan Purpose	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Cashout Refi	1,132	$182,200,914	60.78%	7.843%	585	$160,955	77.43%	65.28%	91.69%
Purchase	716	110,956,356	37.01	7.609	629	154,967	85.11	66.28	88.43
Refinance	46	6,623,728	2.21	7.832	590	143,994	83.41	82.52	91.49
TOTAL	**1,894**	**$299,780,998**	**100.00%**	**7.756%**	**601**	**$158,279**	**80.41%**	**66.03%**	**90.48%**

Distribution By Occupancy Status

Occupancy Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Owner Occupied	1,667	$271,228,365	90.48%	7.708%	599	$162,704	80.50%	65.57%	100.00%
Non-Owner Occupied	204	25,369,372	8.46	8.287	621	124,360	80.63	73.30	0.00
Second Home	23	3,183,262	1.06	7.642	613	138,403	71.13	47.29	0.00
TOTAL	**1,894**	**$299,780,998**	**100.00%**	**7.756%**	**601**	**$158,279**	**80.41%**	**66.03%**	**90.48%**

Distribution By Property Type

Property Type	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Single Family	1,571	$245,736,191	81.97%	7.704%	602	$156,420	80.73%	68.21%	92.22%
Multi Family	198	37,582,726	12.54	7.938	599	189,812	78.01	52.73	80.43
Condo	125	16,462,081	5.49	8.117	604	131,697	81.06	63.90	87.31
TOTAL	**1,894**	**$299,780,998**	**100.00%**	**7.756%**	**601**	**$158,279**	**80.41%**	**66.03%**	**90.48%**

Distribution By State

State	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
California (Southern)	272	$54,093,280	18.04%	7.288%	609	$198,872	79.53%	63.27%	90.62%
New Jersey	256	45,349,945	15.13	7.880	587	177,148	76.52	58.00	95.85
Florida	262	30,957,558	10.33	8.381	587	118,159	82.32	66.20	89.13
California (Northern)	147	30,891,557	10.30	6.944	617	210,147	78.18	78.02	90.86
New York	103	24,271,034	8.10	7.679	602	235,641	76.46	51.24	94.48
Illinois	86	12,229,438	4.08	8.108	609	142,203	83.38	58.60	86.00
Maryland	65	10,223,012	3.41	7.905	594	157,277	83.16	73.70	92.61
Michigan	72	7,395,418	2.47	8.512	587	102,714	80.85	61.04	89.69
Georgia	45	6,675,784	2.23	8.047	607	148,351	85.48	65.75	74.21
Colorado	40	6,632,140	2.21	7.126	619	165,804	83.69	81.87	97.10
Connecticut	38	5,940,468	1.98	8.019	613	156,328	82.01	57.46	82.13
Others	508	65,121,362	21.72	8.009	602	128,192	83.42	73.62	87.92
TOTAL	**1,894**	**$299,780,998**	**100.00%**	**7.756%**	**601**	**$158,279**	**80.41%**	**66.03%**	**90.48%**

Distribution By Zip Code

Zip Codes	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
07666	5	$1,277,990	0.43%	7.818%	569	$255,598	76.48%	40.28%	100.00%
60651	7	1,175,327	0.39	8.089	634	167,904	82.85	53.25	89.18
07731	6	1,158,508	0.39	8.085	574	193,085	72.84	85.80	90.68
07060	6	1,155,201	0.39	7.781	590	192,533	76.53	65.10	100.00
96740	3	1,014,453	0.34	7.127	680	338,151	87.01	30.48	69.86
92376	6	1,008,006	0.34	7.665	612	168,001	82.79	75.09	82.46
90047	5	1,001,328	0.33	7.791	586	200,266	78.47	82.54	76.25
95687	4	1,000,605	0.33	6.222	604	250,151	80.99	100.00	100.00
07055	5	997,453	0.33	7.755	580	199,491	73.76	37.07	82.97
94585	4	991,771	0.33	6.121	639	247,943	80.00	100.00	100.00
Others	1,843	289,000,357	96.40	7.766	601	156,810	80.46	66.02	90.51
TOTAL	**1,894**	**$299,780,998**	**100.00%**	**7.756%**	**601**	**$158,279**	**80.41%**	**66.03%**	**90.48%**

Distribution By Remaining Months to Maturity

Remaining Months To Maturity	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
0 - 180 Months	12	$1,771,604	0.59%	7.717%	619	$147,634	70.56%	45.28%	84.27%
181 - 240 Months	7	1,121,271	0.37	6.959	610	160,182	73.78	63.18	100.00
241 - 360 Months	1,875	296,888,123	99.04	7.759	601	158,340	80.49	66.17	90.48
TOTAL	**1,894**	**$299,780,998**	**100.00%**	**7.756%**	**601**	**$158,279**	**80.41%**	**66.03%**	**90.48%**

Distribution By Amortization Type

Amortization	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
2/28	1,575	$250,277,779	83.49%	7.792%	599	$158,907	81.05%	65.28%	90.63%
3/27	49	8,242,847	2.75	6.812	619	168,221	77.00	82.89	91.36
Fixed	270	41,260,372	13.76	7.729	610	152,816	77.18	67.21	89.34
TOTAL	**1,894**	**$299,780,998**	**100.00%**	**7.756%**	**601**	**$158,279**	**80.41%**	**66.03%**	**90.48%**

Distribution By Periodic Cap

Periodic Cap	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
1.50%	1,624	$258,520,627	86.24%	7.760%	600	$159,188	80.92%	65.84%	90.66%
N/A	270	41,260,372	13.76	7.729	610	152,816	77.18	67.21	89.34
TOTAL	**1,894**	**$299,780,998**	**100.00%**	**7.756%**	**601**	**$158,279**	**80.41%**	**66.03%**	**90.48%**

Distribution By Months To Rate Reset

Months To Rate Reset	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
13-24	1,575	$250,277,779	83.49%	7.792%	599	$158,907	81.05%	65.28%	90.63%
25-36	49	8,242,847	2.75	6.812	619	168,221	77.00	82.89	91.36
N/A	270	41,260,372	13.76	7.729	610	152,816	77.18	67.21	89.34
TOTAL	**1,894**	**$299,780,998**	**100.00%**	**7.756%**	**601**	**$158,279**	**80.41%**	**66.03%**	**90.48%**

Distribution By Life Maximum Rate

Life Maximum Rate	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
12.99% & Below	146	$34,738,965	11.59%	5.670%	645	$237,938	78.48%	88.42%	96.21%
13.00-13.49%	85	17,607,743	5.87	6.273	619	207,150	79.01	85.07	94.82
13.50-13.99%	138	26,020,614	8.68	6.786	612	188,555	79.49	71.27	96.69
14.00-14.49%	130	22,005,570	7.34	7.251	608	169,274	82.09	68.90	89.92
14.50-14.99%	288	46,110,165	15.38	7.746	601	160,105	83.86	64.18	86.83
15.00-15.49%	221	32,955,323	10.99	8.241	593	149,119	82.70	58.36	86.28
15.50-15.99%	292	39,001,450	13.01	8.750	584	133,567	83.37	52.28	90.62
16.00-16.99%	243	28,739,092	9.59	9.433	573	118,268	80.70	51.23	86.83
17.00% & Above	81	11,341,706	3.78	10.712	534	140,021	67.39	60.60	92.87
N/A	270	41,260,372	13.76	7.729	610	152,816	77.18	67.21	89.34
TOTAL	**1,894**	**$299,780,998**	**100.00%**	**7.756%**	**601**	**$158,279**	**80.41%**	**66.03%**	**90.48%**

Distribution By Margin

Margin	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
5.99% & Below	5	$1,019,705	0.34%	5.101%	721	$203,941	77.24%	100.00%	100.00%
6.00- 6.49%	42	9,743,579	3.25	5.366	661	231,990	77.07	92.50	95.16
6.50- 6.99%	1,577	247,757,343	82.65	7.865	597	157,107	81.09	64.65	90.44
N/A	270	41,260,372	13.76	7.729	610	152,816	77.18	67.21	89.34
TOTAL	**1,894**	**$299,780,998**	**100.00%**	**7.756%**	**601**	**$158,279**	**80.41%**	**66.03%**	**90.48%**

The Group II Mortgage Loans – Adjustable Rate Mortgage Loans

Scheduled Principal Balance:	$258,520,627
Number of Mortgage Loans Loans:	1,624
Average Scheduled Principal Balance:	$159,188
Weighted Average Gross Coupon:	7.760%
Weighted Average FICO Score:	600
Weighted Average Original LTV Ratio:	80.92%
Weighted Average Stated Remaining Term (months):	359
Weighted Average Seasoning (months):	1
Weighted Average Months to Roll:	23
Weighted Average Gross Margin:	6.94%
Weighted Average Initial Rate Cap:	3.00%
Weighted Average Periodic Rate Cap:	1.50%
Weighted Average Gross Maximum Lifetime Rate:	14.76%

Distribution by Current Principal Balance

Current Principal Balance	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
$50,001 - $75,000	180	$11,611,576	4.49%	8.806%	586	$64,509	79.49%	74.11%	80.80%
$75,001 - $100,000	251	21,868,367	8.46	8.412	587	87,125	81.10	73.15	82.48
$100,001 - $125,000	233	26,264,371	10.16	8.424	591	112,723	81.11	66.94	84.50
$125,001 - $150,000	213	29,359,063	11.36	8.363	588	137,836	81.06	69.47	85.35
$150,001 - $200,000	303	52,624,911	20.36	7.733	592	173,680	79.86	66.98	93.60
$200,001 - $250,000	194	43,708,422	16.91	7.199	609	225,301	79.83	67.49	93.54
$250,001 - $300,000	139	38,017,108	14.71	7.161	612	273,504	82.12	66.94	93.56
$300,001 - $350,000	108	33,808,879	13.08	7.424	617	313,045	82.56	49.06	98.19
$350,001 & Above	3	1,257,930	0.49	6.656	643	419,310	85.96	68.24	62.52
TOTAL	**1,624**	**$258,520,627**	**100.00%**	**7.760%**	**600**	**$159,188**	**80.92%**	**65.84%**	**90.66%**

Distribution By Current Rate

Current Rate	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
4.99% & Below	2	$428,619	0.17%	4.750%	752	$214,309	80.00%	100.00%	100.00%
5.00- 5.49%	30	7,244,492	2.80	5.286	657	241,483	76.44	95.59	93.49
5.50- 5.99%	114	27,065,855	10.47	5.788	640	237,420	79.00	86.32	96.88
6.00- 6.49%	85	17,607,743	6.81	6.273	619	207,150	79.01	85.07	94.82
6.50- 6.99%	138	26,020,614	10.07	6.786	612	188,555	79.49	71.27	96.69
7.00- 7.49%	130	22,005,570	8.51	7.251	608	169,274	82.09	68.90	89.92
7.50- 7.99%	288	46,110,165	17.84	7.746	601	160,105	83.86	64.18	86.83
8.00- 8.49%	221	32,955,323	12.75	8.241	593	149,119	82.70	58.36	86.28
8.50- 8.99%	292	39,001,450	15.09	8.750	584	133,567	83.37	52.28	90.62
9.00- 9.49%	140	16,260,608	6.29	9.207	591	116,147	84.06	51.90	89.45
9.50- 9.99%	103	12,478,484	4.83	9.728	549	121,150	76.33	50.37	83.42
10.00-10.49%	34	4,838,746	1.87	10.222	535	142,316	72.12	56.44	98.84
10.50-10.99%	29	3,813,087	1.47	10.776	534	131,486	65.57	64.47	89.40
11.00-11.49%	8	1,173,922	0.45	11.205	525	146,740	63.34	78.69	100.00
11.50-11.99%	10	1,515,951	0.59	11.733	537	151,595	59.98	50.10	77.07
TOTAL	**1,624**	**$258,520,627**	**100.00%**	**7.760%**	**600**	**$159,188**	**80.92%**	**65.84%**	**90.66%**

Distribution By Credit Score

Credit Score	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
500-519	124	$18,753,406	7.25%	9.151%	511	$151,237	72.91%	72.17%	91.15%
520-539	213	32,085,786	12.41	8.681	530	150,637	74.46	63.47	95.74
540-559	202	28,912,792	11.18	8.378	550	143,133	77.83	67.67	95.31
560-579	173	24,470,234	9.47	8.051	570	141,446	80.23	76.43	94.37
580-599	171	25,000,801	9.67	7.496	590	146,204	79.73	79.35	90.23
600-619	185	29,586,637	11.44	7.218	609	159,928	82.33	81.85	87.19
620-639	203	35,837,301	13.86	6.957	629	176,538	82.28	70.01	88.31
640-659	137	24,573,394	9.51	7.124	648	179,368	83.37	53.41	90.33
660-679	73	12,973,447	5.02	7.382	669	177,718	86.21	41.64	94.27
680-699	59	10,328,592	4.00	7.667	689	175,061	93.59	37.85	81.31
700-719	35	6,689,550	2.59	7.452	710	191,130	90.65	28.80	79.02
720-739	21	3,976,374	1.54	7.335	728	189,351	91.41	55.21	77.36
740 & Above	27	5,107,453	1.98	6.967	761	189,165	89.92	45.91	87.87
N/A	1	224,861	0.09	8.400	N/A	224,861	41.67	0.00	100.00
TOTAL	**1,624**	**$258,520,627**	**100.00%**	**7.760%**	**600**	**$159,188**	**80.92%**	**65.84%**	**90.66%**

Distribution By Lien Status

Lien Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
First Lien	1,624	$258,520,627	100.00%	7.760%	600	$159,188	80.92%	65.84%	90.66%
TOTAL	**1,624**	**$258,520,627**	**100.00%**	**7.760%**	**600**	**$159,188**	**80.92%**	**65.84%**	**90.66%**

Distribution By Original LTV

Original LTV	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
40.00% & Below	15	$1,644,752	0.64%	8.712%	556	$109,650	33.25%	59.53%	82.08%
40.01 - 50.00%	16	2,247,264	0.87	8.504	582	140,454	46.34	26.69	85.24
50.01 - 60.00%	55	7,833,620	3.03	8.229	571	142,429	57.21	64.53	86.23
60.01 - 70.00%	176	29,181,928	11.29	8.434	562	165,806	66.89	51.71	89.11
70.01 - 80.00%	748	123,942,707	47.94	7.389	595	165,699	78.72	64.96	94.14
80.01 - 85.00%	138	20,972,662	8.11	7.581	574	151,976	84.59	84.61	93.08
85.01 - 90.00%	290	40,020,803	15.48	8.023	609	138,003	89.89	90.44	73.87
90.01 - 95.00%	36	6,169,933	2.39	7.489	634	171,387	94.74	81.61	100.00
95.01 - 100.00%	150	26,506,959	10.25	8.301	675	176,713	99.92	33.95	99.65
TOTAL	**1,624**	**$258,520,627**	**100.00%**	**7.760%**	**600**	**$159,188**	**80.92%**	**65.84%**	**90.66%**

Distribution By Documentation

Documentation	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Easy Documentation	31	$5,414,828	2.09%	7.565%	588	$174,672	80.77%	0.00%	83.92%
Full Documentation	1,102	170,214,720	65.84	7.529	593	154,460	81.33	100.00	90.12
Stated Documentation	491	82,891,079	32.06	8.249	615	168,821	80.10	0.00	92.19
TOTAL	**1,624**	**$258,520,627**	**100.00%**	**7.760%**	**600**	**$159,188**	**80.92%**	**65.84%**	**90.66%**

Distribution By Loan Purpose

Loan Purpose	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Cashout Refi	919	$149,144,637	57.69%	7.877%	581	$162,290	77.76%	65.13%	91.80%
Purchase	666	103,853,721	40.17	7.587	629	155,937	85.30	66.01	88.92
Refinance	39	5,522,269	2.14	7.864	587	141,597	84.07	81.93	92.39
TOTAL	**1,624**	**$258,520,627**	**100.00%**	**7.760%**	**600**	**$159,188**	**80.92%**	**65.84%**	**90.66%**

Distribution By Occupancy Status

Occupancy Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Owner Occupied	1,434	$234,365,486	90.66%	7.721%	598	$163,435	81.00%	65.45%	100.00%
Non-Owner Occupied	170	21,280,487	8.23	8.235	621	125,179	81.71	72.75	0.00
Second Home	20	2,874,654	1.11	7.441	613	143,733	69.10	46.32	0.00
TOTAL	**1,624**	**$258,520,627**	**100.00%**	**7.760%**	**600**	**$159,188**	**80.92%**	**65.84%**	**90.66%**

Distribution By Property Type

Property Type	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Single Family	1,348	$213,295,109	82.51%	7.703%	600	$158,231	81.21%	67.56%	92.25%
Multi Family	158	29,410,263	11.38	8.001	595	186,141	78.60	54.00	80.63
Condo	118	15,815,255	6.12	8.087	606	134,028	81.31	64.73	87.76
TOTAL	**1,624**	**$258,520,627**	**100.00%**	**7.760%**	**600**	**$159,188**	**80.92%**	**65.84%**	**90.66%**

Distribution By State

State	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
California (Southern)	235	$47,717,225	18.46%	7.266%	608	$203,052	80.19%	63.61%	90.73%
New Jersey	225	39,911,100	15.44	7.920	583	177,383	76.87	58.71	96.14
California (Northern)	130	27,791,538	10.75	6.904	618	213,781	78.90	77.72	91.09
Florida	210	24,778,642	9.58	8.392	582	117,994	82.58	66.14	91.24
New York	68	16,100,777	6.23	7.808	597	236,776	77.57	52.88	94.97
Illinois	78	11,310,906	4.38	8.156	609	145,012	83.83	56.36	87.26
Maryland	58	9,290,664	3.59	7.943	594	160,184	83.74	74.45	92.52
Michigan	69	7,052,145	2.73	8.528	586	102,205	80.93	59.14	89.19
Colorado	38	6,322,399	2.45	7.136	619	166,379	84.31	80.99	96.96
Georgia	37	5,725,610	2.21	8.003	605	154,746	84.82	60.07	71.39
Minnesota	40	5,519,239	2.13	8.183	609	137,981	84.35	62.49	82.35
Others	436	57,000,380	22.05	7.993	603	130,735	83.45	70.98	87.67
TOTAL	**1,624**	**$258,520,627**	**100.00%**	**7.760%**	**600**	**$159,188**	**80.92%**	**65.84%**	**90.66%**

Distribution By Zip Code

Zip Codes	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
07060	6	$1,155,201	0.45%	7.781%	590	$192,533	76.53%	65.10%	100.00%
60651	6	1,048,157	0.41	8.063	632	174,693	84.09	59.71	100.00
07666	4	1,018,193	0.39	7.963	568	254,548	82.86	50.56	100.00
96740	3	1,014,453	0.39	7.127	680	338,151	87.01	30.48	69.86
94585	4	991,771	0.38	6.121	639	247,943	80.00	100.00	100.00
93611	4	975,207	0.38	6.668	610	243,802	80.00	73.20	100.00
92040	3	881,009	0.34	6.625	638	293,670	90.51	100.00	100.00
08046	7	859,892	0.33	8.247	592	122,842	78.80	66.91	100.00
95376	3	804,264	0.31	5.709	675	268,088	87.29	60.16	100.00
07055	4	797,605	0.31	7.844	571	199,401	72.19	21.30	78.70
Others	1,580	248,974,875	96.31	7.780	599	157,579	80.89	65.95	90.49
TOTAL	**1,624**	**$258,520,627**	**100.00%**	**7.760%**	**600**	**$159,188**	**80.92%**	**65.84%**	**90.66%**

Distribution By Remaining Months to Maturity

Remaining Months To Maturity	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
241 - 360 Months	1,624	$258,520,627	100.00%	7.760%	600	$159,188	80.92%	65.84%	90.66%
TOTAL	**1,624**	**$258,520,627**	**100.00%**	**7.760%**	**600**	**$159,188**	**80.92%**	**65.84%**	**90.66%**

Distribution By Amortization Type

Amortization	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
2/28	1,575	$250,277,779	96.81%	7.792%	599	$158,907	81.05%	65.28%	90.63%
3/27	49	8,242,847	3.19	6.812	619	168,221	77.00	82.89	91.36
TOTAL	**1,624**	**$258,520,627**	**100.00%**	**7.760%**	**600**	**$159,188**	**80.92%**	**65.84%**	**90.66%**

Distribution By Periodic Cap

Periodic Cap	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
1.50%	1,624	$258,520,627	100.00%	7.760%	600	$159,188	80.92%	65.84%	90.66%
TOTAL	**1,624**	**$258,520,627**	**100.00%**	**7.760%**	**600**	**$159,188**	**80.92%**	**65.84%**	**90.66%**

Distribution By Months To Rate Reset

Months To Rate Reset	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
13-24	1,575	$250,277,779	96.81%	7.792%	599	$158,907	81.05%	65.28%	90.63%
25-36	49	8,242,847	3.19	6.812	619	168,221	77.00	82.89	91.36
TOTAL	**1,624**	**$258,520,627**	**100.00%**	**7.760%**	**600**	**$159,188**	**80.92%**	**65.84%**	**90.66%**

Distribution By Life Maximum Rate

Life Maximum Rate	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
12.99% & Below	146	$34,738,965	13.44%	5.670%	645	$237,938	78.48%	88.42%	96.21%
13.00-13.49%	85	17,607,743	6.81	6.273	619	207,150	79.01	85.07	94.82
13.50-13.99%	138	26,020,614	10.07	6.786	612	188,555	79.49	71.27	96.69
14.00-14.49%	130	22,005,570	8.51	7.251	608	169,274	82.09	68.90	89.92
14.50-14.99%	288	46,110,165	17.84	7.746	601	160,105	83.86	64.18	86.83
15.00-15.49%	221	32,955,323	12.75	8.241	593	149,119	82.70	58.36	86.28
15.50-15.99%	292	39,001,450	15.09	8.750	584	133,567	83.37	52.28	90.62
16.00-16.99%	243	28,739,092	11.12	9.433	573	118,268	80.70	51.23	86.83
17.00% & Above	81	11,341,706	4.39	10.712	534	140,021	67.39	60.60	92.87
TOTAL	**1,624**	**$258,520,627**	**100.00%**	**7.760%**	**600**	**$159,188**	**80.92%**	**65.84%**	**90.66%**

Distribution By Margin

Margin	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
5.99% & Below	5	$1,019,705	0.39%	5.101%	721	$203,941	77.24%	100.00%	100.00%
6.00- 6.49%	42	9,743,579	3.77	5.366	661	231,990	77.07	92.50	95.16
6.50- 6.99%	1,577	247,757,343	95.84	7.865	597	157,107	81.09	64.65	90.44
TOTAL	**1,624**	**$258,520,627**	**100.00%**	**7.760%**	**600**	**$159,188**	**80.92%**	**65.84%**	**90.66%**

The Group II Mortgage Loans – Fixed Rate Mortgage Loans

Scheduled Principal Balance:	$41,260,372
Number of Mortgage Loans Loans:	270
Average Scheduled Principal Balance:	$152,816
Weighted Average Gross Coupon:	7.729%
Weighted Average FICO Score:	610
Weighted Average Original LTV Ratio:	77.18%
Weighted Average Stated Remaining Term (months):	348
Weighted Average Seasoning (months):	1

Distribution by Current Principal Balance

Current Principal Balance	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
$50,001 - $75,000	29	$1,866,701	4.52%	9.060%	599	$64,369	81.47%	75.34%	75.43%
$75,001 - $100,000	48	4,182,855	10.14	8.066	600	87,143	76.08	72.87	76.73
$100,001 - $125,000	45	5,041,294	12.22	8.240	590	112,029	78.23	81.91	85.38
$125,001 - $150,000	27	3,706,895	8.98	8.290	613	137,292	78.35	66.95	89.05
$150,001 - $200,000	55	9,415,456	22.82	7.625	604	171,190	76.30	71.38	92.39
$200,001 - $250,000	29	6,411,818	15.54	7.449	622	221,097	75.49	58.21	82.74
$250,001 - $300,000	23	6,235,181	15.11	7.032	626	271,095	76.38	64.56	100.00
$300,001 - $350,000	14	4,400,171	10.66	7.408	615	314,298	79.67	49.75	100.00
TOTAL	**270**	**$41,260,372**	**100.00%**	**7.729%**	**610**	**$152,816**	**77.18%**	**67.21%**	**89.34%**

Distribution By Current Rate

Current Rate	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
6.00- 6.49%	25	$5,537,241	13.42%	6.276%	655	$221,490	76.59%	90.06%	95.67%
6.50- 6.99%	36	6,807,142	16.50	6.773	631	189,087	71.99	69.59	100.00
7.00- 7.49%	33	5,285,177	12.81	7.255	601	160,157	72.32	71.93	96.60
7.50- 7.99%	47	7,487,013	18.15	7.772	610	159,298	77.46	50.73	92.28
8.00- 8.49%	38	5,597,030	13.57	8.266	595	147,290	82.54	74.16	82.47
8.50- 8.99%	49	6,340,316	15.37	8.716	591	129,394	81.22	58.84	82.40
9.00- 9.49%	21	2,177,490	5.28	9.177	579	103,690	76.49	49.63	67.37
9.50- 9.99%	17	1,726,422	4.18	9.751	580	101,554	81.61	71.10	76.48
10.00-10.49%	2	142,981	0.35	10.116	535	71,490	80.00	41.95	41.95
10.50-10.99%	1	56,848	0.14	10.500	517	56,848	79.34	100.00	100.00
11.00-11.49%	1	102,713	0.25	11.000	519	102,713	75.00	100.00	0.00
TOTAL	**270**	**$41,260,372**	**100.00%**	**7.729%**	**610**	**$152,816**	**77.18%**	**67.21%**	**89.34%**

Distribution By Credit Score

Credit Score	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
500-519	10	$1,483,157	3.59%	8.840%	511	$148,316	75.00%	78.59%	93.07%
520-539	21	2,696,399	6.54	8.858	531	128,400	74.17	71.79	88.09
540-559	29	3,504,313	8.49	8.211	550	120,838	74.58	83.68	95.89
560-579	28	4,782,035	11.59	7.922	569	170,787	73.03	58.08	96.58
580-599	29	3,909,616	9.48	7.741	590	134,814	77.83	80.32	81.99
600-619	33	4,596,196	11.14	7.609	610	139,279	72.29	63.94	84.40
620-639	55	8,837,647	21.42	7.541	630	160,685	79.78	63.34	89.82
640-659	36	6,735,719	16.32	7.346	649	187,103	81.33	59.63	90.05
660-679	14	2,227,950	5.40	7.084	670	159,139	79.51	68.69	96.81
680-699	5	795,024	1.93	7.927	690	159,005	90.99	74.99	100.00
700-719	4	517,439	1.25	7.798	706	129,360	78.70	58.28	46.13
720-739	5	923,114	2.24	6.730	728	184,623	67.87	59.44	64.77
740 & Above	1	251,761	0.61	6.250	762	251,761	80.00	100.00	100.00
TOTAL	**270**	**$41,260,372**	**100.00%**	**7.729%**	**610**	**$152,816**	**77.18%**	**67.21%**	**89.34%**

Distribution By Lien Status

Lien Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
First Lien	270	$41,260,372	100.00%	7.729%	610	$152,816	77.18%	67.21%	89.34%
TOTAL	**270**	**$41,260,372**	**100.00%**	**7.729%**	**610**	**$152,816**	**77.18%**	**67.21%**	**89.34%**

Distribution By Original LTV

Original LTV	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
40.00% & Below	2	$213,680	0.52%	8.872%	560	$106,840	34.81%	63.52%	63.52%
40.01 - 50.00%	5	582,917	1.41	7.625	601	116,583	46.46	49.37	50.63
50.01 - 60.00%	20	3,339,987	8.09	7.135	624	166,999	55.76	52.44	83.39
60.01 - 70.00%	43	6,388,817	15.48	7.610	594	148,577	66.20	48.80	95.66
70.01 - 80.00%	106	17,263,386	41.84	7.713	600	162,862	77.75	67.16	93.56
80.01 - 85.00%	42	6,691,558	16.22	7.591	619	159,323	84.38	73.18	91.48
85.01 - 90.00%	32	3,827,200	9.28	8.234	623	119,600	89.84	85.57	60.35
90.01 - 95.00%	7	1,017,105	2.47	7.710	647	145,301	95.00	84.32	100.00
95.01 - 100.00%	13	1,935,720	4.69	8.693	649	148,902	99.90	93.86	100.00
TOTAL	**270**	**$41,260,372**	**100.00%**	**7.729%**	**610**	**$152,816**	**77.18%**	**67.21%**	**89.34%**

Distribution By Documentation

Documentation	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Full Documentation	190	$27,732,746	67.21%	7.628%	607	$145,962	79.09%	100.00%	88.15%
Stated Documentation	72	12,296,319	29.80	7.963	616	170,782	72.67	0.00	92.64
Easy Documentation	8	1,231,307	2.98	7.668	608	153,913	79.02	0.00	83.26
TOTAL	**270**	**$41,260,372**	**100.00%**	**7.729%**	**610**	**$152,816**	**77.18%**	**67.21%**	**89.34%**

Distribution By Loan Purpose

Loan Purpose	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Cashout Refi	213	$33,056,277	80.12%	7.688%	605	$155,194	75.97%	65.95%	91.16%
Purchase	50	7,102,635	17.21	7.931	632	142,053	82.36	70.25	81.23
Refinance	7	1,101,459	2.67	7.669	607	157,351	80.08	85.51	86.93
TOTAL	**270**	**$41,260,372**	**100.00%**	**7.729%**	**610**	**$152,816**	**77.18%**	**67.21%**	**89.34%**

Distribution By Occupancy Status

Occupancy Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Owner Occupied	233	$36,862,879	89.34%	7.623%	608	$158,210	77.31%	66.32%	100.00%
Non-Owner Occupied	34	4,088,885	9.91	8.557	623	120,261	75.02	76.14	0.00
Second Home	3	308,608	0.75	9.512	605	102,869	90.00	56.30	0.00
TOTAL	**270**	**$41,260,372**	**100.00%**	**7.729%**	**610**	**$152,816**	**77.18%**	**67.21%**	**89.34%**

Distribution By Property Type

Property Type	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Condo	7	$646,826	1.57%	8.873%	574	$92,404	75.07%	43.55%	76.33%
Multi Family	40	8,172,463	19.81	7.712	615	204,312	75.88	48.17	79.71
Single Family	223	32,441,082	78.63	7.711	609	145,476	77.55	72.48	92.03
TOTAL	**270**	**$41,260,372**	**100.00%**	**7.729%**	**610**	**$152,816**	**77.18%**	**67.21%**	**89.34%**

Distribution By State

State	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
New York	35	$8,170,257	19.80%	7.425%	613	$233,436	74.29%	48.00%	93.52%
California (Southern)	37	6,376,055	15.45	7.457	616	172,326	74.62	60.76	89.84
Florida	52	6,178,916	14.98	8.338	609	118,825	81.28	66.46	80.67
New Jersey	31	5,438,845	13.18	7.592	612	175,447	73.90	52.75	93.72
California (Northern)	17	3,100,019	7.51	7.306	617	182,354	71.76	80.66	88.81
Ohio	10	1,097,157	2.66	8.163	591	109,716	84.84	100.00	90.64
Connecticut	7	995,132	2.41	8.092	557	142,162	77.39	87.95	73.05
Pennsylvania	8	982,942	2.38	7.908	623	122,868	84.20	89.75	94.05
Georgia	8	950,174	2.30	8.314	620	118,772	89.42	100.00	91.20
Maryland	7	932,348	2.26	7.533	600	133,193	77.33	66.31	93.43
Illinois	8	918,532	2.23	7.517	606	114,816	77.85	86.16	70.49
Others	50	6,119,995	14.83	7.947	604	122,400	80.64	85.74	91.97
TOTAL	**270**	**$41,260,372**	**100.00%**	**7.729%**	**610**	**$152,816**	**77.18%**	**67.21%**	**89.34%**

Distribution By Zip Code

Zip Codes	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
92376	4	$673,739	1.63%	8.170%	611	$168,435	85.21%	80.27%	73.76%
10466	2	491,349	1.19	9.209	590	245,674	62.89	0.00	56.24
08901	2	444,689	1.08	7.800	639	222,345	79.00	0.00	100.00
07731	2	413,648	1.00	6.852	628	206,824	73.66	100.00	73.91
11967	2	391,657	0.95	8.132	549	195,828	74.72	0.00	100.00
90047	2	360,397	0.87	7.632	572	180,198	70.95	51.49	100.00
02136	1	320,000	0.78	7.400	555	320,000	76.19	100.00	100.00
11510	1	320,000	0.78	7.500	564	320,000	80.00	100.00	100.00
11236	1	319,785	0.78	8.000	579	319,785	78.05	0.00	100.00
11203	1	319,774	0.78	7.750	612	319,774	80.00	0.00	100.00
Others	252	37,205,334	90.17	7.710	612	147,640	77.28	69.76	89.52
TOTAL	**270**	**$41,260,372**	**100.00%**	**7.729%**	**610**	**$152,816**	**77.18%**	**67.21%**	**89.34%**

Distribution By Remaining Months to Maturity

Remaining Months To Maturity	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
0 - 180 Months	12	$1,771,604	4.29%	7.717%	619	$147,634	70.56%	45.28%	84.27%
181 - 240 Months	7	1,121,271	2.72	6.959	610	160,182	73.78	63.18	100.00
241 - 360 Months	251	38,367,496	92.99	7.752	609	152,859	77.58	68.34	89.26
TOTAL	**270**	**$41,260,372**	**100.00%**	**7.729%**	**610**	**$152,816**	**77.18%**	**67.21%**	**89.34%**

The Group III Mortgage Loans - All Collateral (1)

Scheduled Principal Balance:	$240,421,347
Number of Mortgage Loans Loans:	692
Average Scheduled Principal Balance:	$347,430
Weighted Average Gross Coupon:	7.494%
Weighted Average FICO Score:	619
Weighted Average Original LTV Ratio:	83.16%
Weighted Average Stated Remaining Term (months):	358
Weighted Average Seasoning (months):	1
Weighted Average Months to Roll(2):	23
Weighted Average Gross Margin(2):	6.95%
Weighted Average Initial Rate Cap(2):	3.00%
Weighted Average Periodic Rate Cap(2):	1.50%
Weighted Average Gross Maximum Lifetime Rate(2):	14.52%

(1) All percentages calculated herein are percentages of scheduled principal balance as of the Statistical Calculation Date unless otherwise noted.

(2) Represents the weighted average of the adjustable rate mortgage loans in the applicable loan group.

Distribution by Current Principal Balance

Current Principal Balance	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
$0 - $50,000	13	$649,093	0.27%	9.528%	565	$49,930	53.60%	61.56%	76.94%
$50,001 - $75,000	34	1,843,091	0.77	9.978	573	54,209	76.14	66.70	62.15
$75,001 - $100,000	2	183,504	0.08	12.614	515	91,752	60.71	0.00	52.06
$100,001 - $125,000	18	2,089,974	0.87	10.342	576	116,110	80.09	43.99	95.03
$125,001 - $150,000	9	1,234,868	0.51	10.601	542	137,208	67.88	66.71	100.00
$150,001 - $200,000	37	6,261,913	2.60	9.059	568	169,241	69.38	75.94	97.38
$200,001 - $250,000	18	4,008,674	1.67	10.530	539	222,704	69.04	62.13	88.80
$250,001 - $300,000	4	1,046,909	0.44	10.012	533	261,727	68.20	49.89	100.00
$300,001 - $350,000	143	47,981,592	19.96	7.480	623	335,536	84.45	50.42	90.93
$350,001 & Above	414	175,121,729	72.84	7.262	624	422,999	84.06	57.28	94.58
TOTAL	**692**	**$240,421,347**	**100.00%**	**7.494%**	**619**	**$347,430**	**83.16%**	**56.42%**	**93.55%**

Distribution By Current Rate

Current Rate	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
5.00- 5.49%	12	$3,790,192	1.58%	5.260%	677	$315,849	74.47%	91.27%	86.81%
5.50- 5.99%	51	20,638,995	8.58	5.807	633	404,686	78.26	87.97	97.79
6.00- 6.49%	66	26,944,295	11.21	6.284	628	408,247	77.97	81.80	91.86
6.50- 6.99%	111	44,878,922	18.67	6.798	619	404,315	82.26	71.34	95.89
7.00- 7.49%	59	22,681,210	9.43	7.260	604	384,427	83.59	56.20	96.80
7.50- 7.99%	158	61,754,956	25.69	7.721	625	390,854	87.52	42.64	92.50
8.00- 8.49%	53	18,453,366	7.68	8.246	629	348,177	88.73	33.97	90.96
8.50- 8.99%	59	19,107,770	7.95	8.712	642	323,861	90.59	21.79	92.81
9.00- 9.49%	17	4,630,096	1.93	9.245	603	272,359	88.67	31.55	82.73
9.50- 9.99%	40	7,326,822	3.05	9.679	556	183,171	75.04	27.92	98.63
10.00-10.49%	10	1,895,896	0.79	10.183	551	189,590	74.93	58.25	100.00
10.50-10.99%	20	3,486,261	1.45	10.760	526	174,313	66.59	79.46	98.51
11.00-11.49%	8	1,196,909	0.50	11.195	529	149,614	56.96	70.89	79.32
11.50-11.99%	14	2,341,253	0.97	11.713	526	167,232	64.38	57.54	74.92
12.00-12.49%	8	820,090	0.34	12.211	520	102,511	64.73	75.20	87.35
12.50-12.99%	6	474,316	0.20	12.653	535	79,053	59.76	54.19	54.19
TOTAL	**692**	**$240,421,347**	**100.00%**	**7.494%**	**619**	**$347,430**	**83.16%**	**56.42%**	**93.55%**

Distribution By Credit Score

Credit Score	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
500-519	59	$13,314,864	5.54%	9.416%	511	$225,676	70.69%	54.29%	95.39%
520-539	69	19,562,368	8.14	8.295	530	283,513	72.50	61.75	93.84
540-559	58	17,552,700	7.30	8.247	550	302,633	75.90	63.91	94.93
560-579	46	15,865,654	6.60	7.581	569	344,906	78.77	63.71	97.89
580-599	62	23,869,638	9.93	7.072	590	384,994	79.92	73.51	95.05
600-619	76	29,234,463	12.16	6.843	610	384,664	83.45	76.91	96.95
620-639	98	36,623,217	15.23	6.912	629	373,706	82.64	68.82	94.94
640-659	68	26,221,232	10.91	7.080	647	385,606	85.87	49.20	90.83
660-679	36	13,950,728	5.80	7.651	669	387,520	92.78	31.62	88.78
680-699	39	14,442,335	6.01	7.470	689	370,316	93.33	36.70	97.23
700-719	41	14,749,355	6.13	7.554	708	359,740	93.80	30.50	90.93
720-739	14	5,646,236	2.35	7.728	730	403,303	92.76	13.67	86.33
740 & Above	26	9,388,558	3.91	7.636	764	361,098	93.47	20.06	78.19
TOTAL	**692**	**$240,421,347**	**100.00%**	**7.494%**	**619**	**$347,430**	**83.16%**	**56.42%**	**93.55%**

Distribution By Lien Status

Lien Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
First Lien	692	$240,421,347	100.00%	7.494%	619	$347,430	83.16%	56.42%	93.55%
TOTAL	**692**	**$240,421,347**	**100.00%**	**7.494%**	**619**	**$347,430**	**83.16%**	**56.42%**	**93.55%**

Distribution By Original LTV

Original LTV	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
40.00% & Below	5	$264,827	0.11%	10.532%	535	$52,965	23.24%	62.26%	100.00%
40.01 - 50.00%	12	2,616,079	1.09	8.112	538	218,007	44.49	26.38	86.30
50.01 - 60.00%	24	6,919,274	2.88	7.733	585	288,303	56.50	43.28	97.23
60.01 - 70.00%	91	26,109,792	10.86	8.302	564	286,921	66.66	59.05	89.33
70.01 - 80.00%	248	88,462,334	36.79	7.092	604	356,703	78.53	59.21	93.54
80.01 - 85.00%	59	23,153,774	9.63	7.072	602	392,437	84.39	68.47	96.63
85.01 - 90.00%	99	35,399,792	14.72	7.399	629	357,574	89.68	83.54	85.26
90.01 - 95.00%	38	14,927,029	6.21	7.303	635	392,817	94.70	74.65	96.99
95.01 - 100.00%	116	42,568,447	17.71	8.114	690	366,969	99.85	17.43	100.00
TOTAL	**692**	**$240,421,347**	**100.00%**	**7.494%**	**619**	**$347,430**	**83.16%**	**56.42%**	**93.55%**

Distribution By Documentation

Documentation	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Easy Documentation	34	$13,759,942	5.72%	7.199%	611	$404,704	79.61%	0.00%	89.70%
Full Documentation	393	135,635,020	56.42	7.162	605	345,127	82.13	100.00	92.80
Stated Documentation	265	91,026,385	37.86	8.032	641	343,496	85.23	0.00	95.26
TOTAL	**692**	**$240,421,347**	**100.00%**	**7.494%**	**619**	**$347,430**	**83.16%**	**56.42%**	**93.55%**

Distribution By Loan Purpose

Loan Purpose	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Cashout Refi	405	$137,854,729	57.34%	7.570%	597	$340,382	79.33%	60.30%	94.40%
Purchase	276	99,309,473	41.31	7.373	650	359,817	88.56	50.69	92.17
Refinance	11	3,257,145	1.35	7.931	579	296,104	80.81	66.79	100.00
TOTAL	**692**	**$240,421,347**	**100.00%**	**7.494%**	**619**	**$347,430**	**83.16%**	**56.42%**	**93.55%**

Distribution By Occupancy Status

Occupancy Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Owner Occupied	635	$224,924,891	93.55%	7.474%	617	$354,212	83.37%	55.96%	100.00%
Non-Owner Occupied	49	12,224,632	5.08	7.966	641	249,482	81.51	58.94	0.00
Second Home	8	3,271,824	1.36	7.101	662	408,978	74.74	78.13	0.00
TOTAL	**692**	**$240,421,347**	**100.00%**	**7.494%**	**619**	**$347,430**	**83.16%**	**56.42%**	**93.55%**

Distribution By Property Type

Property Type	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Single Family	562	$194,881,016	81.06%	7.424%	615	$346,763	82.40%	59.16%	95.67%
Multi Family	99	35,104,458	14.60	7.753	645	354,590	87.44	40.54	87.00
Condo	31	10,435,873	4.34	7.920	609	336,641	82.91	58.47	76.13
TOTAL	**692**	**$240,421,347**	**100.00%**	**7.494%**	**619**	**$347,430**	**83.16%**	**56.42%**	**93.55%**

Distribution By State

State	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
California (Southern)	159	$60,384,508	25.12%	7.235%	621	$379,777	83.19%	60.81%	94.42%
California (Northern)	118	43,928,544	18.27	7.131	624	372,276	83.60	62.70	94.37
New York	107	39,932,762	16.61	7.552	620	373,203	81.83	49.26	94.03
New Jersey	60	20,332,374	8.46	7.904	598	338,873	80.43	50.59	90.39
Florida	52	15,199,677	6.32	7.848	595	292,301	80.20	50.04	99.01
Massachusetts	27	10,180,397	4.23	7.880	628	377,052	86.37	55.43	86.68
Illinois	29	9,777,946	4.07	7.766	629	337,171	87.10	44.24	91.67
Minnesota	14	5,959,661	2.48	7.233	622	425,690	87.24	66.68	100.00
Colorado	16	5,699,194	2.37	7.564	627	356,200	87.52	62.22	97.12
Maryland	11	3,868,576	1.61	7.891	594	351,689	78.86	56.55	89.90
Texas	11	3,363,769	1.40	8.217	625	305,797	83.80	36.74	83.01
Others	88	21,793,938	9.06	7.775	631	247,658	84.41	59.17	91.44
TOTAL	**692**	**$240,421,347**	**100.00%**	**7.494%**	**619**	**$347,430**	**83.16%**	**56.42%**	**93.55%**

Distribution By Zip Code

Zip Codes	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
94531	5	$2,162,601	0.90%	6.844%	632	$432,520	90.92%	77.24%	100.00%
90019	4	1,659,313	0.69	7.163	603	414,828	73.38	0.00	100.00
94553	3	1,444,550	0.60	7.131	605	481,517	88.02	100.00	100.00
92679	3	1,424,811	0.59	7.633	588	474,937	74.59	68.71	100.00
11561	3	1,407,153	0.59	7.583	708	469,051	90.29	65.98	68.05
11236	4	1,362,929	0.57	6.867	643	340,732	88.02	70.67	100.00
11218	3	1,260,345	0.52	7.582	558	420,115	72.96	73.35	73.35
10314	3	1,204,239	0.50	6.842	627	401,413	79.19	100.00	100.00
11743	2	1,203,928	0.50	6.586	605	601,964	62.35	58.59	100.00
92683	3	1,183,727	0.49	8.047	665	394,576	95.02	0.00	100.00
Others	659	226,107,754	94.05	7.512	619	343,107	83.24	56.09	93.49
TOTAL	**692**	**$240,421,347**	**100.00%**	**7.494%**	**619**	**$347,430**	**83.16%**	**56.42%**	**93.55%**

Distribution By Remaining Months to Maturity

Remaining Months To Maturity	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
0 - 180 Months	3	$896,108	0.37%	6.737%	596	$298,703	67.56%	57.80%	94.44%
181 - 240 Months	1	324,472	0.13	8.350	647	324,472	100.00	100.00	100.00
241 - 360 Months	688	239,200,767	99.49	7.495	619	347,676	83.20	56.35	93.54
TOTAL	**692**	**$240,421,347**	**100.00%**	**7.494%**	**619**	**$347,430**	**83.16%**	**56.42%**	**93.55%**

Distribution By Amortization Type

Amortization	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
2/28	581	$198,854,648	82.71%	7.546%	617	$342,263	83.87%	54.27%	93.91%
3/27	14	5,536,430	2.30	6.687	636	395,459	77.56	80.05	100.00
Fixed	97	36,030,270	14.99	7.328	628	371,446	80.09	64.61	90.60
TOTAL	**692**	**$240,421,347**	**100.00%**	**7.494%**	**619**	**$347,430**	**83.16%**	**56.42%**	**93.55%**

Distribution By Periodic Cap

Periodic Cap	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
1.50%	595	$204,391,077	85.01%	7.523%	617	$343,514	83.70%	54.97%	94.07%
N/A	97	36,030,270	14.99	7.328	628	371,446	80.09	64.61	90.60
TOTAL	**692**	**$240,421,347**	**100.00%**	**7.494%**	**619**	**$347,430**	**83.16%**	**56.42%**	**93.55%**

Distribution By Months To Rate Reset

Months To Rate Reset	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
13-24	581	$198,854,648	82.71%	7.546%	617	$342,263	83.87%	54.27%	93.91%
25-36	14	5,536,430	2.30	6.687	636	395,459	77.56	80.05	100.00
N/A	97	36,030,270	14.99	7.328	628	371,446	80.09	64.61	90.60
TOTAL	**692**	**$240,421,347**	**100.00%**	**7.494%**	**619**	**$347,430**	**83.16%**	**56.42%**	**93.55%**

Distribution By Life Maximum Rate

Life Maximum Rate	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
12.99% & Below	63	$24,429,187	10.16%	5.723%	640	$387,765	77.68%	88.48%	96.09%
13.00-13.49%	51	20,122,018	8.37	6.282	626	394,549	81.02	79.79	93.36
13.50-13.99%	84	33,345,161	13.87	6.797	609	396,966	82.84	70.41	96.92
14.00-14.49%	48	18,306,537	7.61	7.245	609	381,386	84.34	58.57	98.17
14.50-14.99%	138	54,023,139	22.47	7.718	622	391,472	87.93	42.76	93.55
15.00-15.49%	48	16,461,276	6.85	8.251	630	342,943	87.93	28.62	89.87
15.50-15.99%	53	17,824,729	7.41	8.711	649	336,316	91.35	18.12	92.57
16.00-16.99%	50	10,601,667	4.41	9.534	569	212,033	79.49	28.06	91.99
17.00% & Above	60	9,277,363	3.86	11.103	527	154,623	65.25	69.72	87.76
N/A	97	36,030,270	14.99	7.328	628	371,446	80.09	64.61	90.60
TOTAL	**692**	**$240,421,347**	**100.00%**	**7.494%**	**619**	**$347,430**	**83.16%**	**56.42%**	**93.55%**

Distribution By Margin

Margin	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
5.99% & Below	1	$168,986	0.07%	5.000%	649	$168,986	80.00%	100.00%	100.00%
6.00- 6.49%	16	5,972,383	2.48	5.416	665	373,274	75.00	94.46	91.63
6.50- 6.99%	578	198,249,707	82.46	7.589	616	342,993	83.97	53.74	94.14
N/A	97	36,030,270	14.99	7.328	628	371,446	80.09	64.61	90.60
TOTAL	**692**	**$240,421,347**	**100.00%**	**7.494%**	**619**	**$347,430**	**83.16%**	**56.42%**	**93.55%**

The Group III Mortgage Loans – Adjustable Rate Mortgage Loans

Scheduled Principal Balance:	$204,391,077
Number of Mortgage Loans Loans:	595
Average Scheduled Principal Balance:	$343,514
Weighted Average Gross Coupon:	7.523%
Weighted Average FICO Score:	617
Weighted Average Original LTV Ratio:	83.70%
Weighted Average Stated Remaining Term (months):	359
Weighted Average Seasoning (months):	1
Weighted Average Months to Roll:	23
Weighted Average Gross Margin:	6.95%
Weighted Average Initial Rate Cap:	3.00%
Weighted Average Periodic Rate Cap:	1.50%
Weighted Average Gross Maximum Lifetime Rate:	14.52%

Distribution by Current Principal Balance

Current Principal Balance	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
$0 - $50,000	11	$549,305	0.27%	9.646%	559	$49,937	51.67%	54.58%	81.82%
$50,001 - $75,000	30	1,617,927	0.79	9.883	570	53,931	75.32	66.52	64.45
$75,001 - $100,000	2	183,504	0.09	12.614	515	91,752	60.71	0.00	52.06
$100,001 - $125,000	15	1,728,231	0.85	10.480	579	115,215	81.47	46.43	94.00
$125,001 - $150,000	8	1,103,033	0.54	10.733	529	137,879	64.04	74.68	100.00
$150,001 - $200,000	35	5,902,083	2.89	8.885	571	168,631	69.84	77.52	97.22
$200,001 - $250,000	16	3,554,022	1.74	10.507	530	222,126	67.15	63.19	87.37
$250,001 - $300,000	4	1,046,909	0.51	10.012	533	261,727	68.20	49.89	100.00
$300,001 - $350,000	125	41,938,500	20.52	7.482	622	335,508	84.53	50.50	89.63
$350,001 & Above	349	146,767,563	71.81	7.291	622	420,537	84.95	55.07	95.72
TOTAL	**595**	**$204,391,077**	**100.00%**	**7.523%**	**617**	**$343,514**	**83.70%**	**54.97%**	**94.07%**

Distribution By Current Rate

Current Rate	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
5.00- 5.49%	12	$3,790,192	1.85%	5.260%	677	$315,849	74.47%	91.27%	86.81%
5.50- 5.99%	51	20,638,995	10.10	5.807	633	404,686	78.26	87.97	97.79
6.00- 6.49%	51	20,122,018	9.84	6.282	626	394,549	81.02	79.79	93.36
6.50- 6.99%	84	33,345,161	16.31	6.797	609	396,966	82.84	70.41	96.92
7.00- 7.49%	48	18,306,537	8.96	7.245	609	381,386	84.34	58.57	98.17
7.50- 7.99%	138	54,023,139	26.43	7.718	622	391,472	87.93	42.76	93.55
8.00- 8.49%	48	16,461,276	8.05	8.251	630	342,943	87.93	28.62	89.87
8.50- 8.99%	53	17,824,729	8.72	8.711	649	336,316	91.35	18.12	92.57
9.00- 9.49%	14	3,768,423	1.84	9.265	597	269,173	88.27	27.75	80.11
9.50- 9.99%	36	6,833,244	3.34	9.682	554	189,812	74.64	28.23	98.53
10.00-10.49%	9	1,686,076	0.82	10.187	533	187,342	71.80	65.50	100.00
10.50-10.99%	19	3,435,497	1.68	10.756	526	180,816	66.39	79.15	98.49
11.00-11.49%	7	952,077	0.47	11.194	528	136,011	53.61	63.40	74.00
11.50-11.99%	12	1,981,423	0.97	11.675	527	165,119	64.83	58.91	70.36
12.00-12.49%	8	820,090	0.40	12.211	520	102,511	64.73	75.20	87.35
12.50-12.99%	5	402,201	0.20	12.627	535	80,440	58.82	63.91	63.91
TOTAL	**595**	**$204,391,077**	**100.00%**	**7.523%**	**617**	**$343,514**	**83.70%**	**54.97%**	**94.07%**

Distribution By Credit Score

Credit Score	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
500-519	56	$12,618,222	6.17%	9.405%	511	$225,325	70.55%	53.19%	95.13%
520-539	61	17,498,502	8.56	8.306	530	286,861	72.19	58.36	93.53
540-559	52	15,409,532	7.54	8.218	550	296,337	75.66	63.54	94.22
560-579	40	13,910,645	6.81	7.589	570	347,766	78.90	61.16	97.60
580-599	53	19,954,794	9.76	7.123	589	376,506	81.72	76.26	96.04
600-619	65	24,482,647	11.98	6.774	610	376,656	83.29	76.22	96.56
620-639	77	28,296,752	13.84	6.939	629	367,490	84.63	69.93	96.13
640-659	56	22,209,833	10.87	7.008	647	396,604	86.12	51.16	90.80
660-679	34	13,572,598	6.64	7.649	668	399,194	93.10	32.13	88.84
680-699	29	10,428,338	5.10	7.420	688	359,598	94.26	25.88	100.00
700-719	38	13,560,270	6.63	7.617	708	356,849	94.87	27.26	90.13
720-739	11	4,344,432	2.13	7.884	728	394,948	96.16	7.44	92.56
740 & Above	23	8,104,511	3.97	7.738	764	352,370	94.21	12.67	85.31
TOTAL	**595**	**$204,391,077**	**100.00%**	**7.523%**	**617**	**$343,514**	**83.70%**	**54.97%**	**94.07%**

Distribution By Lien Status

Lien Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
First Lien	595	$204,391,077	100.00%	7.523%	617	$343,514	83.70%	54.97%	94.07%
TOTAL	**595**	**$204,391,077**	**100.00%**	**7.523%**	**617**	**$343,514**	**83.70%**	**54.97%**	**94.07%**

Distribution By Original LTV

Original LTV	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
40.00% & Below	5	$264,827	0.13%	10.532%	535	$52,965	23.24%	62.26%	100.00%
40.01 - 50.00%	11	2,566,107	1.26	8.098	538	233,282	44.41	24.94	86.04
50.01 - 60.00%	21	6,030,026	2.95	7.757	582	287,144	56.70	34.92	96.82
60.01 - 70.00%	73	19,306,650	9.45	8.729	553	264,475	67.07	56.63	90.29
70.01 - 80.00%	213	74,819,647	36.61	7.086	599	351,266	78.55	58.09	94.48
80.01 - 85.00%	45	17,552,045	8.59	6.994	601	390,045	84.56	74.55	97.78
85.01 - 90.00%	89	31,546,827	15.43	7.403	628	354,459	89.69	82.63	83.61
90.01 - 95.00%	31	12,142,039	5.94	7.195	622	391,679	94.79	79.55	100.00
95.01 - 100.00%	107	40,162,908	19.65	8.091	691	375,354	99.84	15.53	100.00
TOTAL	**595**	**$204,391,077**	**100.00%**	**7.523%**	**617**	**$343,514**	**83.70%**	**54.97%**	**94.07%**

Distribution By Documentation

Documentation	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Full Documentation	332	$112,357,608	54.97%	7.166%	602	$338,427	82.71%	100.00%	93.25%
Stated Documentation	236	81,479,027	39.86	8.059	640	345,250	85.52	0.00	95.27
Easy Documentation	27	10,554,442	5.16	7.183	607	390,905	80.26	0.00	93.68
TOTAL	**595**	**$204,391,077**	**100.00%**	**7.523%**	**617**	**$343,514**	**83.70%**	**54.97%**	**94.07%**

Distribution By Loan Purpose

Loan Purpose	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Cashout Refi	331	$109,997,914	53.82%	7.634%	593	$332,320	79.68%	58.50%	95.23%
Purchase	254	91,472,019	44.75	7.373	648	360,126	88.63	50.11	92.49
Refinance	10	2,921,145	1.43	8.056	572	292,114	80.91	74.47	100.00
TOTAL	**595**	**$204,391,077**	**100.00%**	**7.523%**	**617**	**$343,514**	**83.70%**	**54.97%**	**94.07%**

Distribution By Occupancy Status

Occupancy Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Owner Occupied	549	$192,279,769	94.07%	7.497%	616	$350,236	83.89%	54.49%	100.00%
Non-Owner Occupied	41	10,086,129	4.93	8.038	635	246,003	82.16	58.38	0.00
Second Home	5	2,025,179	0.99	7.385	638	405,036	73.91	83.96	0.00
TOTAL	**595**	**$204,391,077**	**100.00%**	**7.523%**	**617**	**$343,514**	**83.70%**	**54.97%**	**94.07%**

Distribution By Property Type

Property Type	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Single Family	495	$169,710,121	83.03%	7.467%	614	$342,849	83.18%	57.52%	95.80%
Multi Family	72	25,281,444	12.37	7.777	641	351,131	87.68	36.03	90.13
Condo	28	9,399,512	4.60	7.843	610	335,697	82.50	59.97	73.50
TOTAL	**595**	**$204,391,077**	**100.00%**	**7.523%**	**617**	**$343,514**	**83.70%**	**54.97%**	**94.07%**

Distribution By State

State	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
California (Southern)	140	$52,904,759	25.88%	7.261%	620	$377,891	84.29%	58.07%	94.31%
California (Northern)	112	41,808,985	20.46	7.118	623	373,295	83.87	62.17	95.16
New York	73	26,434,085	12.93	7.634	608	362,111	81.26	45.62	94.19
New Jersey	53	17,478,631	8.55	7.978	602	329,785	81.31	46.87	88.82
Florida	44	12,040,643	5.89	8.044	588	273,651	80.14	46.29	99.16
Illinois	28	9,411,050	4.60	7.795	632	336,109	87.79	45.97	91.34
Massachusetts	20	7,552,856	3.70	8.018	625	377,643	88.28	52.58	92.08
Colorado	16	5,699,194	2.79	7.564	627	356,200	87.52	62.22	97.12
Minnesota	12	5,113,899	2.50	7.290	621	426,158	87.82	67.94	100.00
Texas	10	3,291,654	1.61	8.116	627	329,165	84.21	37.55	84.83
Maryland	9	2,934,271	1.44	8.019	591	326,030	76.90	74.56	100.00
Others	78	19,721,050	9.65	7.770	631	252,834	84.39	56.16	92.86
TOTAL	**595**	**$204,391,077**	**100.00%**	**7.523%**	**617**	**$343,514**	**83.70%**	**54.97%**	**94.07%**

Distribution By Zip Code

Zip Codes	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
94531	5	$2,162,601	1.06%	6.844%	632	$432,520	90.92%	77.24%	100.00%
90019	4	1,659,313	0.81	7.163	603	414,828	73.38	0.00	100.00
94553	3	1,444,550	0.71	7.131	605	481,517	88.02	100.00	100.00
92679	3	1,424,811	0.70	7.633	588	474,937	74.59	68.71	100.00
92683	3	1,183,727	0.58	8.047	665	394,576	95.02	0.00	100.00
92592	3	1,170,459	0.57	7.274	672	390,153	86.92	66.36	100.00
07047	3	1,136,287	0.56	8.407	607	378,762	85.35	0.00	100.00
94605	3	1,131,741	0.55	6.857	655	377,247	92.20	29.82	100.00
92057	3	1,090,208	0.53	7.402	620	363,403	86.44	64.36	100.00
95121	2	1,068,465	0.52	6.994	641	534,233	91.65	0.00	100.00
Others	563	190,918,917	93.41	7.537	617	339,110	83.54	55.76	93.66
TOTAL	**595**	**$204,391,077**	**100.00%**	**7.523%**	**617**	**$343,514**	**83.70%**	**54.97%**	**94.07%**

Distribution By Remaining Months to Maturity

Remaining Months To Maturity	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
241 - 360 Months	595	$204,391,077	100.00%	7.523%	617	$343,514	83.70%	54.97%	94.07%
TOTAL	**595**	**$204,391,077**	**100.00%**	**7.523%**	**617**	**$343,514**	**83.70%**	**54.97%**	**94.07%**

Distribution By Amortization Type

Amortization	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
2/28	581	$198,854,648	97.29%	7.546%	617	$342,263	83.87%	54.27%	93.91%
3/27	14	5,536,430	2.71	6.687	636	395,459	77.56	80.05	100.00
TOTAL	**595**	**$204,391,077**	**100.00%**	**7.523%**	**617**	**$343,514**	**83.70%**	**54.97%**	**94.07%**

Distribution By Periodic Cap

Periodic Cap	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
1.50%	595	$204,391,077	100.00%	7.523%	617	$343,514	83.70%	54.97%	94.07%
TOTAL	**595**	**$204,391,077**	**100.00%**	**7.523%**	**617**	**$343,514**	**83.70%**	**54.97%**	**94.07%**

Distribution By Months To Rate Reset

Months To Rate Reset	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
13-24	581	$198,854,648	97.29%	7.546%	617	$342,263	83.87%	54.27%	93.91%
25-36	14	5,536,430	2.71	6.687	636	395,459	77.56	80.05	100.00
TOTAL	**595**	**$204,391,077**	**100.00%**	**7.523%**	**617**	**$343,514**	**83.70%**	**54.97%**	**94.07%**

Distribution By Life Maximum Rate

Life Maximum Rate	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
12.99% & Below	63	$24,429,187	11.95%	5.723%	640	$387,765	77.68%	88.48%	96.09%
13.00-13.49%	51	20,122,018	9.84	6.282	626	394,549	81.02	79.79	93.36
13.50-13.99%	84	33,345,161	16.31	6.797	609	396,966	82.84	70.41	96.92
14.00-14.49%	48	18,306,537	8.96	7.245	609	381,386	84.34	58.57	98.17
14.50-14.99%	138	54,023,139	26.43	7.718	622	391,472	87.93	42.76	93.55
15.00-15.49%	48	16,461,276	8.05	8.251	630	342,943	87.93	28.62	89.87
15.50-15.99%	53	17,824,729	8.72	8.711	649	336,316	91.35	18.12	92.57
16.00-16.99%	50	10,601,667	5.19	9.534	569	212,033	79.49	28.06	91.99
17.00% & Above	60	9,277,363	4.54	11.103	527	154,623	65.25	69.72	87.76
TOTAL	**595**	**$204,391,077**	**100.00%**	**7.523%**	**617**	**$343,514**	**83.70%**	**54.97%**	**94.07%**

Distribution By Margin

Margin	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
5.99% & Below	1	$168,986	0.08%	5.000%	649	$168,986	80.00%	100.00%	100.00%
6.00- 6.49%	16	5,972,383	2.92	5.416	665	373,274	75.00	94.46	91.63
6.50- 6.99%	578	198,249,707	97.00	7.589	616	342,993	83.97	53.74	94.14
TOTAL	**595**	**$204,391,077**	**100.00%**	**7.523%**	**617**	**$343,514**	**83.70%**	**54.97%**	**94.07%**

The Group III Mortgage Loans – Fixed Rate Mortgage Loans

Scheduled Principal Balance:	$36,030,270
Number of Mortgage Loans Loans:	97
Average Scheduled Principal Balance:	$371,446
Weighted Average Gross Coupon:	7.328%
Weighted Average FICO Score:	628
Weighted Average Original LTV Ratio:	80.09%
Weighted Average Stated Remaining Term (months):	353
Weighted Average Seasoning (months):	1

Distribution by Current Principal Balance

Current Principal Balance	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
$0 - $50,000	2	$99,788	0.28%	8.875%	592	$49,894	64.25%	100.00%	50.08%
$50,001 - $75,000	4	225,164	0.62	10.654	593	56,291	82.04	67.97	45.60
$100,001 - $125,000	3	361,743	1.00	9.684	560	120,581	73.50	32.33	100.00
$125,001 - $150,000	1	131,835	0.37	9.500	647	131,835	100.00	0.00	100.00
$150,001 - $200,000	2	359,830	1.00	11.920	520	179,915	61.91	49.99	100.00
$200,001 - $250,000	2	454,651	1.26	10.715	607	227,326	83.84	53.85	100.00
$300,001 - $350,000	18	6,043,092	16.77	7.464	626	335,727	83.92	49.82	100.00
$350,001 & Above	65	28,354,166	78.70	7.114	631	436,218	79.48	68.68	88.67
TOTAL	**97**	**$36,030,270**	**100.00%**	**7.328%**	**628**	**$371,446**	**80.09%**	**64.61%**	**90.60%**

Distribution By Current Rate

Current Rate	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
6.00- 6.49%	15	$6,822,277	18.93%	6.290%	633	$454,818	68.97%	87.72%	87.45%
6.50- 6.99%	27	11,533,761	32.01	6.799	647	427,176	80.59	74.01	92.91
7.00- 7.49%	11	4,374,672	12.14	7.323	584	397,697	80.43	46.29	91.07
7.50- 7.99%	20	7,731,816	21.46	7.741	645	386,591	84.67	41.81	85.14
8.00- 8.49%	5	1,992,091	5.53	8.202	620	398,418	95.27	78.18	100.00
8.50- 8.99%	6	1,283,041	3.56	8.715	546	213,840	79.95	72.74	96.12
9.00- 9.49%	3	861,673	2.39	9.158	628	287,224	90.42	48.18	94.15
9.50- 9.99%	4	493,578	1.37	9.635	583	123,394	80.58	23.69	100.00
10.00-10.49%	1	209,819	0.58	10.150	690	209,819	100.00	0.00	100.00
10.50-10.99%	1	50,764	0.14	10.990	531	50,764	80.00	100.00	100.00
11.00-11.49%	1	244,832	0.68	11.200	535	244,832	70.00	100.00	100.00
11.50-11.99%	2	359,830	1.00	11.920	520	179,915	61.91	49.99	100.00
12.50-12.99%	1	72,115	0.20	12.800	534	72,115	65.00	0.00	0.00
TOTAL	**97**	**$36,030,270**	**100.00%**	**7.328%**	**628**	**$371,446**	**80.09%**	**64.61%**	**90.60%**

Distribution By Credit Score

Credit Score	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
500-519	3	$696,642	1.93%	9.619%	510	$232,214	73.30%	74.17%	100.00%
520-539	8	2,063,866	5.73	8.200	531	257,983	75.19	90.46	96.51
540-559	6	2,143,168	5.95	8.450	550	357,195	77.61	66.56	100.00
560-579	6	1,955,009	5.43	7.521	565	325,835	77.80	81.85	100.00
580-599	9	3,914,844	10.87	6.816	591	434,983	70.76	59.51	90.02
600-619	11	4,751,816	13.19	7.197	612	431,983	84.26	80.43	98.95
620-639	21	8,326,464	23.11	6.820	631	396,498	75.90	65.06	90.90
640-659	12	4,011,400	11.13	7.483	647	334,283	84.49	38.33	91.04
660-679	2	378,129	1.05	7.706	674	189,065	81.33	13.32	86.68
680-699	10	4,013,997	11.14	7.600	691	401,400	90.91	64.82	90.04
700-719	3	1,189,085	3.30	6.835	707	396,362	81.63	67.50	100.00
720-739	3	1,301,804	3.61	7.206	735	433,935	81.42	34.47	65.53
740 & Above	3	1,284,047	3.56	6.992	768	428,016	88.81	66.73	33.27
TOTAL	**97**	**$36,030,270**	**100.00%**	**7.328%**	**628**	**$371,446**	**80.09%**	**64.61%**	**90.60%**

Distribution By Lien Status

Lien Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
First Lien	97	$36,030,270	100.00%	7.328%	628	$371,446	80.09%	64.61%	90.60%
TOTAL	**97**	**$36,030,270**	**100.00%**	**7.328%**	**628**	**$371,446**	**80.09%**	**64.61%**	**90.60%**

Distribution By Original LTV

Original LTV	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
40.01 - 50.00%	1	$49,972	0.14%	8.850%	566	$49,972	48.54%	100.00%	100.00%
50.01 - 60.00%	3	889,248	2.47	7.568	601	296,416	55.17	100.00	100.00
60.01 - 70.00%	18	6,803,141	18.88	7.087	596	377,952	65.50	65.93	86.62
70.01 - 80.00%	35	13,642,688	37.86	7.125	631	389,791	78.46	65.35	88.39
80.01 - 85.00%	14	5,601,729	15.55	7.318	606	400,123	83.86	49.39	93.03
85.01 - 90.00%	10	3,852,965	10.69	7.364	637	385,296	89.59	91.01	98.69
90.01 - 95.00%	7	2,784,990	7.73	7.776	691	397,856	94.34	53.29	83.86
95.01 - 100.00%	9	2,405,539	6.68	8.485	673	267,282	100.00	49.07	100.00
TOTAL	**97**	**$36,030,270**	**100.00%**	**7.328%**	**628**	**$371,446**	**80.09%**	**64.61%**	**90.60%**

Distribution By Documentation

Documentation	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Full Documentation	61	$23,277,412	64.61%	7.142%	621	$381,597	79.33%	100.00%	90.66%
Stated Documentation	29	9,547,358	26.50	7.806	645	329,219	82.83	0.00	95.16
Easy Documentation	7	3,205,500	8.90	7.255	626	457,929	77.48	0.00	76.60
TOTAL	**97**	**$36,030,270**	**100.00%**	**7.328%**	**628**	**$371,446**	**80.09%**	**64.61%**	**90.60%**

Distribution By Loan Purpose

Loan Purpose	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Cashout Refi	74	$27,856,816	77.32%	7.319%	614	$376,443	77.95%	67.41%	91.10%
Purchase	22	7,837,455	21.75	7.381	678	356,248	87.69	57.42	88.42
Refinance	1	336,000	0.93	6.850	634	336,000	80.00	0.00	100.00
TOTAL	**97**	**$36,030,270**	**100.00%**	**7.328%**	**628**	**$371,446**	**80.09%**	**64.61%**	**90.60%**

Distribution By Occupancy Status

Occupancy Status	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Owner Occupied	86	$32,645,122	90.60%	7.335%	622	$379,594	80.35%	64.65%	100.00%
Non-Owner Occupied	8	2,138,503	5.94	7.629	672	267,313	78.45	61.59	0.00
Second Home	3	1,246,645	3.46	6.639	701	415,548	76.08	68.66	0.00
TOTAL	**97**	**$36,030,270**	**100.00%**	**7.328%**	**628**	**$371,446**	**80.09%**	**64.61%**	**90.60%**

Distribution By Property Type

Property Type	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
Single Family	67	$25,170,895	69.86%	7.133%	618	$375,685	77.20%	70.28%	94.76%
Multi Family	27	9,823,015	27.26	7.692	655	363,815	86.82	52.16	78.96
Condo	3	1,036,361	2.88	8.614	601	345,454	86.65	44.84	100.00
TOTAL	**97**	**$36,030,270**	**100.00%**	**7.328%**	**628**	**$371,446**	**80.09%**	**64.61%**	**90.60%**

Distribution By State

State	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
New York	34	$13,498,677	37.46%	7.391%	643	$397,020	82.95%	56.39%	93.71%
California (Southern)	19	7,479,749	20.76	7.050	627	393,671	75.35	80.16	95.19
Florida	8	3,159,035	8.77	7.102	620	394,879	80.45	64.35	98.42
New Jersey	7	2,853,743	7.92	7.447	569	407,678	75.03	73.39	100.00
Massachusetts	7	2,627,541	7.29	7.484	636	375,363	80.90	63.61	71.17
California (Northern)	6	2,119,559	5.88	7.384	639	353,260	78.22	73.13	78.83
Maryland	2	934,305	2.59	7.490	605	467,152	85.00	0.00	58.18
Minnesota	2	845,762	2.35	6.885	631	422,881	83.72	59.06	100.00
Tennessee	2	792,641	2.20	7.494	597	396,320	80.59	100.00	100.00
Virginia	1	418,222	1.16	8.050	560	418,222	90.00	100.00	100.00
Washington	1	407,224	1.13	6.250	764	407,224	80.00	100.00	0.00
Others	8	893,813	2.48	8.782	592	11,727	80.01	22.71	86.30
TOTAL	**97**	**$36,030,270**	**100.00%**	**7.328%**	**628**	**$371,446**	**80.09%**	**64.61%**	**90.60%**

Distribution By Zip Code

Zip Codes	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
11561	2	$928,417	2.58%	6.877%	729	$464,209	85.28%	100.00%	51.57%
11419	2	873,683	2.42	8.420	689	436,841	95.00	0.00	100.00
92692	2	789,098	2.19	6.354	596	394,549	60.25	41.78	100.00
33767	1	734,321	2.04	6.990	642	734,321	75.00	0.00	100.00
11787	2	712,694	1.98	7.260	627	356,347	83.46	0.00	100.00
11743	1	705,349	1.96	6.400	610	705,349	64.18	100.00	100.00
91361	1	679,495	1.89	7.500	610	679,495	80.00	100.00	100.00
90049	1	597,860	1.66	6.250	584	597,860	61.00	100.00	100.00
92562	1	575,000	1.60	6.375	632	575,000	62.50	100.00	100.00
20711	1	543,595	1.51	7.490	612	543,595	85.00	0.00	100.00
Others	83	28,890,757	80.18	7.403	625	348,081	81.11	67.36	89.84
TOTAL	**97**	**$36,030,270**	**100.00%**	**7.328%**	**628**	**$371,446**	**80.09%**	**64.61%**	**90.60%**

Distribution By Remaining Months to Maturity

Remaining Months To Maturity	Number of Mortgage Loans	Principal Balance	Pct. Of Pool By Principal Balance	Weighted Avg Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Original LTV	Pct. Full Loan Doc	Pct. Owner Occupied
0 - 180 Months	3	$896,108	2.49%	6.737%	596	$298,703	67.56%	57.80%	94.44%
181 - 240 Months	1	324,472	0.90	8.350	647	324,472	100.00	100.00	100.00
241 - 360 Months	93	34,809,690	96.61	7.334	628	374,298	80.23	64.45	90.42
TOTAL	**97**	**$36,030,270**	**100.00%**	**7.328%**	**628**	**$371,446**	**80.09%**	**64.61%**	**90.60%**

Appendix A

This transaction will contain a 1-month LIBOR interest rate cap agreement (the "Group I Interest Rate Cap") available only to pay Basis Risk Carry Forward Amounts on the A-1A, A-1B, M-1, M-2, M-3, B-1, B-2 and B-3 Certificates. The Group I Interest Rate Cap will have an initial notional amount of $300,337,777 (the initial Group I notional principal balance), a strike rate of 1-month LIBOR, as shown below, effective up to 1-month LIBOR equal to 9.25% and a term of 28 months.

The Group I Interest Rate Cap Notional Amount Amortization Schedule

Distribution Period (months)	Interest Rate Cap Notional Amount ($)	Strike At
1	$300,337,777	6.27890
2	298,290,286	6.67139
3	295,878,039	7.36160
4	293,104,339	6.88672
5	289,973,847	6.88680
6	286,492,584	7.11644
7	282,667,935	6.46957
8	278,508,631	7.62495
9	274,024,734	6.67192
10	269,227,609	6.88725
11	264,155,116	7.36233
12	258,881,936	6.88742
13	253,418,582	7.62542
14	247,776,399	6.88752
15	241,967,515	7.11713
16	236,004,789	6.47012
17	229,901,751	7.62548
18	223,672,537	6.88749
19	217,331,819	6.67221
20	210,894,737	7.36235
21	204,376,815	6.88727
22	197,793,890	6.86683
23	0	9.25000
24	184,838,123	8.55825
25	0	9.25000
26	0	9.25000
27	0	9.25000
28	161,546,869	8.89754